Exhibit 99.36

Execution Version

AMENDED AND RESTATED CREDIT AGREEMENT

BNK PETROLEUM (US) INC.,

as Borrower,

BOKF, NA,

as Administrative Agent and LC Issuer,

and CERTAIN FINANCIAL INSTITUTIONS,

as Lenders

BOKF, NA,

as Lead Arranger

$75,000,000.00

May 19, 2022

[CREDIT AGREEMENT]

i	[CREDIT AGREEMENT]

ii	[CREDIT AGREEMENT]

iii	[CREDIT AGREEMENT]

Schedules and Exhibits:

Schedule 1	-	Lenders Schedule
Schedule 2	-	Disclosure Schedule
Schedule 3	-	Security Schedule

Exhibit A	-	Note
Exhibit B-1	-	Borrowing Notice
Exhibit B-2	-	Continuation/Conversion Notice
Exhibit C	-	Compliance Certificate
Exhibit D	-	Assignment and Assumption

iv	[CREDIT AGREEMENT]

CREDIT AGREEMENT

THIS CREDIT AGREEMENT is made as of May 19, 2022, by and among BNK PETROLEUM (US) INC., a Texas corporation (the “Borrower”), BOKF, NA, as Administrative Agent and LC Issuer, and the Lenders referred to below.

W I T N E S S E T H:

The Borrower and BOKF, NA, as Administrative Agent, LC Issuer and Lender are parties to that certain Credit Agreement dated as of June 13, 2017 (as amended and supplemented to the date hereof, the “Original Credit Agreement”). The parties hereto desire to amend and restate the Original Credit Agreement in its entirety.

In consideration of the mutual covenants and agreements contained herein, in consideration of the Loans that may hereafter be made by Lenders and the Letters of Credit that have been and may hereafter be issued by LC Issuer at the request of Borrower, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby amend and restate the Original Credit Agreement in its entirety and agree as follows:

ARTICLE I - Definitions and References

Section 1.1. Defined Terms. As used in this Agreement, each of the following terms has the meaning given to such term in this Section 1.1 or in the sections and subsections referred to below:

“Account Control Agreement” means a deposit account control agreement or securities account control agreement, or any similar agreement, as applicable, with respect to any deposit account or securities account of any Restricted Person, in form and substance reasonably satisfactory to Administrative Agent, which agreement provides for “control” (as contemplated by the UCC) by Administrative Agent of such account.

“Additional Titled Agents” has the meaning given to such term in Section 10.15.

“Adjusted Base Rate” means, on any day, the rate per annum equal to the sum of (a) the Applicable Margin for Base Rate Loans for such day, plus (b) the Alternate Base Rate for such day; provided that the Adjusted Base Rate shall never exceed the Highest Lawful Rate.

“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to the sum of (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that if Adjusted Term SOFR as so determined shall ever be less than the Floor, then Adjusted Term SOFR shall be deemed to be the Floor.

“Adjusted Term SOFR Margin Rate” means, for any SOFR Loan for any day during any Interest Period therefor, the rate per annum equal to the sum of (a) the Applicable Margin for SOFR Loans for such day plus (b) Adjusted Term SOFR; provided that the Adjusted Term SOFR Margin Rate shall never exceed the Highest Lawful Rate.

1	[CREDIT AGREEMENT]

“Administrative Agent” means BOKF in its capacity as the Administrative Agent hereunder, and its successors in such capacity.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Aggregate Commitment” means the Commitments of all of the Lenders, as the same may be increased, reduced, or terminated pursuant to the terms hereof.

“Agreement” means this Amended and Restated Credit Agreement.

“Alternate Base Rate” means, for any day, a rate per annum equal to the highest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate in effect on such day plus 0.50%, and (c) Adjusted Term SOFR for a one-month tenor in effect on such day plus 1.00%. Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Rate, or Adjusted Term SOFR, as applicable, shall be effective from and including the effective date of such change in the Prime Rate, the Federal Funds Rate, or Adjusted Term SOFR, respectively.

“Anti-Corruption Laws” means all of the laws, rules, and regulations of any jurisdiction applicable to any Credit Party from time to time concerning or relating to bribery or corruption.

“Applicable Margin” means, for any day, with respect to any Base Rate Loan or any SOFR Loan, or with respect to the Commitment Fee Rate or the Letter of Credit Fee Rate, as the case may be, the applicable rate per annum set forth in the grid below based upon the Utilization Percentage then in effect:

Applicable Margin
Pricing Level	Utilization Percentage	SOFR Loans Letter of Credit Fee Rate	Base Rate Loans	Commitment Fee Rate
1	< 25%	3.00%	2.00%	0.50%
2	> 25% but < 50%	3.25%	2.25%	0.50%
3	> 50% but < 75%	3.50%	2.50%	0.50%
4	> 75% but < 90%	3.75%	2.75%	0.50%
5	> 90%	4.00%	3.00%	0.50%

2	[CREDIT AGREEMENT]

Each change in the Applicable Margin shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change; provided, however, that if an Engineering Report is not delivered when due in accordance with Section 4.2(e) or Section 4.2(f), as applicable, then, upon the request of the Required Lenders, Pricing Level 5 shall apply as of the first (1st) Business Day after the date on which such Engineering Report was required to have been delivered and in each case shall remain in effect until the date on which such Engineering Report is delivered.

“Approved Counterparty” means a counterparty to a Hedging Contract that either (a) is a Lender Counterparty or (b) is a Person whose senior unsecured long-term debt obligations, at the time of entering into such Hedging Contract, are rated BBB+ or higher by S & P and Baa1 or higher by Moody’s (or whose obligations under such Hedging Contract are guaranteed by an Affiliate of such Person meeting such rating standards).

“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender, or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 11.4), and accepted by the Administrative Agent, in substantially the form of Exhibit D or any other form approved by the Administrative Agent.

“Available Tenor” means, as of any date of determination and with respect to the then- current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 2.16(c).

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule, or requirement for such EEA Member Country from time to time that is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation, or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms, or other financial institutions or their affiliates (other than through liquidation, administration, or other insolvency proceedings).

“Bankruptcy Code” means the United States Bankruptcy Code, Title 11 U.S.C.

3	[CREDIT AGREEMENT]

“Base Rate Loan” means any Loan that accrues interest by reference to the Adjusted Base Rate in accordance with the terms of this Agreement.

“Base Rate Term SOFR Determination Day” has the meaning specified in the definition of “Term SOFR”.

“Benchmark” means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.16(c).

“Benchmark Replacement” means, with respect to any Benchmark Transition Event, the sum of: (a) the alternate benchmark rate that has been selected by the Administrative Agent, giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Dollar-denominated syndicated credit facilities and (b) the related Benchmark Replacement Adjustment; provided that, if such Benchmark Replacement as so determined would be less than the Floor, such Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero), that has been selected by the Administrative Agent giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then- prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities.

“Benchmark Replacement Date” means the earlier to occur of the following events with respect to the then-current Benchmark:

(a) in the case of clause (a) or (b) of the definition of “Benchmark Transition Event”, the later of (i) the date of the public statement or publication of information referenced therein and

(ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b) in the case of clause (c) of the definition of “Benchmark Transition Event”, the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be no longer representative; provided, that such non- representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

4	[CREDIT AGREEMENT]

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) of this definition with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Start Date” means, in the case of a Benchmark Transition Event, the earlier of (a) the applicable Benchmark Replacement Date and (b) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the ninetieth (90th) day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than ninety (90) days after such statement or publication, the date of such statement or publication).

5	[CREDIT AGREEMENT]

“Benchmark Unavailability Period” means the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.16(c) and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.16(c).

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Internal Revenue Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Internal Revenue Code) the assets of any such “employee benefit plan” or “plan.”

“BHC Act Affiliate” means, as to any Person, an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such Person.

“BOKF” means BOKF, NA.

“Borrower” has the meaning given to such term in the preamble to this Agreement.

“Borrowing” means a borrowing of new Loans of a single Type (and, in the case of SOFR Loans, with the same Interest Period) pursuant to Section 2.2 or a continuation or conversion of existing Loans into a single Type (and, in the case of SOFR Loans, with the same Interest Period) pursuant to Section 2.3.

“Borrowing Base” means at any time an amount equal to the amount determined in accordance with Section 2.8, as the same may be adjusted from time to time pursuant to Section 4.15(e) or otherwise in accordance with the terms of the Loan Documents; provided, however, that in no event shall the Borrowing Base ever exceed the Maximum Credit Amount.

“Borrowing Base Deficiency” has the meaning given to such term in Section 2.7(b).

“Borrowing Base Deficiency Notice” means a written notice from the Administrative Agent to the Borrower notifying it of the occurrence of a Borrowing Base Deficiency.

“Borrowing Base Properties” means the Oil and Gas Properties of the Restricted Persons evaluated by the Lenders for purposes of establishing the Borrowing Base then in effect.

“Borrowing Base Value” means, with respect to any Oil and Gas Property or Hedging Contract of a Restricted Person, the value, if any, that the Administrative Agent attributed to such Oil and Gas Property or such Hedging Contract for purposes of the most recent determination of the Borrowing Base.

6	[CREDIT AGREEMENT]

“Borrowing Notice” means a written or telephonic request, or a written confirmation, made by the Borrower that meets the requirements of Section 2.2.

“Business Day” means any day that is not a Saturday, Sunday, or other day that is a legal holiday under the laws of the State of Colorado or is a day on which banking institutions in such state are authorized or required by Law to close.

“Capital Lease Obligation” means, with respect to any Person and any Capital Lease to which it or its assets are subject, the amount of the obligation of such Person as the lessee under such Capital Lease that should, in accordance with IFRS, appear as a liability with respect to such Capital Lease on the balance sheet of such Person (or on any consolidated balance sheet that includes such Person’s assets and liabilities).

“Capital Leases” means, in respect of any Person, all leases which shall have been, or should have been, in accordance with IFRS, recorded as capital leases on the balance sheet of the Person liable (whether contingent or otherwise) for the payment of rent thereunder.

“Cash Collateral” has the meaning given to such term in Section 2.14. “Cash Collateralize” has the correlative meaning.

“Cash Equivalents” means Investments in:

(a) marketable obligations, maturing within 12 months after acquisition thereof, issued or unconditionally guaranteed by the United States or an instrumentality or agency thereof and entitled to the full faith and credit of the United States;

(b) demand deposits, and time deposits (including certificates of deposit) maturing within 12 months from the date of deposit thereof, (i) with any office of any Lender or (ii) with a domestic office of any national or state bank or trust company that is organized under the Laws of the United States or any state therein, that has capital, surplus, and undivided profits of at least $500,000,000, and whose long term certificates of deposit are rated at least Aa3 by Moody’s or AA- by S & P;

(c) open market commercial paper, maturing within 270 days after acquisition thereof, rated in the highest grade by Moody’s or S & P; and

(d) deposits in money market funds investing exclusively in Investments described in the preceding clauses (a) through (c) of this definition.

“Cash Management Lender” means any Lender or any Affiliate of any Lender that provides a Cash Management Service to any Restricted Person, in its capacity as a provider of such service. If a Person ceases to be a Lender or an Affiliate of a Lender, such Person shall nonetheless remain a Cash Management Lender, but only with respect to the Cash Management Services that were entered into during or prior to the time such Person was a Lender or an Affiliate of a Lender.

7	[CREDIT AGREEMENT]

“Cash Management Obligation” means any obligation of any Restricted Person arising from time to time in respect of Cash Management Services heretofore, presently, or hereafter entered into with a Cash Management Lender; provided that if any Person that was a Cash Management Lender ceases to be a Lender or an Affiliate of a Lender, the Cash Management Obligations shall only include such obligations to the extent arising from Cash Management Services provided to such Restricted Person during or prior to the time such Person was a Lender or an Affiliate of a Lender and shall not include any obligations arising from any Cash Management Services provided to such Restricted Person after such Person ceases to be a Lender or an Affiliate of a Lender.

“Cash Management Services” means any banking services that are provided to any Restricted Person by a Cash Management Lender (other than pursuant to this Agreement), including: (a) credit cards; (b) credit card processing services; (c) debit cards; (d) purchase cards; (e) stored value cards; (f) automated clearing house or wire transfer services; or (g) treasury management, including controlled disbursement, consolidated account, lockbox, overdraft, return items, sweep and interstate depository network services.

“Casualty Event” means any loss, casualty, or other insured damage to, or any nationalization, taking under power of eminent domain or by condemnation or similar proceeding of, any asset or property of the Borrower or any other Restricted Person.

“Change in Law” means the adoption or taking effect of, or any change in, any Law, or any change in the interpretation, implementation, administration, or application of any Law by any Governmental Authority, central bank, or comparable agency charged with the interpretation, implementation, administration, or application thereof, or compliance by any Lender with any request, rule, guideline, or directive (whether or not having the force of law) of any such authority, central bank, or comparable agency, in each case, occurring after the Closing Date; provided, however, that notwithstanding anything herein to the contrary, the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, or directives thereunder or issued in connection therewith and all requests, rules, guidelines, or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority), or the United States regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law” regardless of the date enacted, adopted, or issued.

“Change of Control” means the occurrence of any of the following events:

(a) any Person or two or more Persons acting jointly or in concert shall acquire, directly or indirectly (including through beneficial ownership), twenty-five percent (25%) or more of the outstanding Voting Stock of the Parent;

(b) a majority of the board of directors of either the Parent, Holding or the Borrower ceases to be composed of individuals (i) who were members of such board on the Closing Date, (ii) whose election or nomination to such board was approved by individuals referred to in clause (i) above constituting at the time such election or nomination at least a majority of such board, or (iii) whose election or nomination to such board was approved by individuals referred to in clause (i) or (ii) above constituting at the time of such election or nomination at least a majority of such board;

8	[CREDIT AGREEMENT]

(c) The Parent shall cease (i) to be the owner of one hundred percent (100.0%) of the outstanding voting and economic Equity in Holding or (ii) to Control Holding;

(d) Holding shall cease (i) to be the owner of one hundred percent (100.0%) of the outstanding voting and economic Equity in the Borrower or (ii) to Control the Borrower;

(e) Mr. Wolf E. Regener shall for any reason cease to serve as the chief executive officer of the Borrower and is not replaced within 60 days thereafter by a new chief executive officer acceptable to the Required Lenders; or

(f) the failure of the Borrower to own and Control, directly or indirectly, one hundred percent (100.0%) of the voting and economic Equity in each Subsidiary of Borrower that is a Guarantor.

“Closing Date” means the date on which all of the conditions precedent set forth in Section 7.1 shall have been satisfied or waived.

“Collateral” means any property of any kind that is subject to a Lien in favor of any Lender Party (or in favor of the Administrative Agent for the benefit of any Lender Party) or that, under the terms of any Security Document, is purported to be subject to such a Lien, in each case that secures all or any part of the Secured Obligations.

“Commitment” means, for each Lender, the obligation of such Lender to make Loans to, and participate in Letters of Credit issued upon the application of, the Borrower in an aggregate amount not exceeding the amount set forth on the Lenders Schedule or as set forth in any Assignment and Assumption relating to any assignment that has become effective pursuant to Section 11.4, as such obligations may be increased, reduced, or terminated pursuant to the terms hereof.

“Commitment Fee Rate” means, on any date, the rate per annum set forth as such in the definition of Applicable Margin.

“Commitment Period” means the period from and including the Closing Date until the Maturity Date (or, if earlier, the day on which the obligations of the Lenders to make Loans hereunder and the obligations of the LC Issuer to issue Letters of Credit hereunder have been terminated or the Loans first become due and payable in full).

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute, or any rule, regulation, or order of the U.S. Commodity Futures Trading Commission (or the application or official interpretation of any thereof).

“Compliance Certificate” means a certificate in substantially the form of Exhibit C.

9	[CREDIT AGREEMENT]

“Conforming Changes” means, with respect to either the use or administration of Term SOFR or the use, administration, adoption, or implementation of any Benchmark Replacement, any technical, administrative, or operational changes (including changes to the definition of “Alternate Base Rate,” the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period”, or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 2.16(e) and other technical, administrative, or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Consolidated” refers to the consolidation of any Person, in accordance with IFRS, with its consolidated subsidiaries. References herein to a Person’s Consolidated financial statements, financial position, financial condition, liabilities, etc. refer to the consolidated financial statements, financial position, financial condition, liabilities, etc. of such Person and its consolidated subsidiaries.

“Consolidated Adjusted EBITDAX” means, for any period of determination, Consolidated EBITDAX for such period adjusted to give effect to any acquisition or divestiture made by the Borrower or any of its Consolidated Subsidiaries during such period as if such transactions had occurred on the first day of such period, regardless of whether the effect is positive or negative.

“Consolidated EBITDAX” means, for any period (without duplication), (a) the sum of (i) Consolidated Net Income during such period (excluding any non-recurring or extraordinary gains, losses, revenues and expenses), and (ii) all interest paid or accrued during such period on Indebtedness (including amortization of original issue discount and the interest component of any deferred payment obligations and Capital Lease Obligations) that was deducted in determining such Consolidated Net Income, and (iii) all income taxes that were deducted in determining such Consolidated Net Income, and (iv) all cost depreciation, amortization (including amortization of good will and debt issue costs), depletion, exploration expense, and other non-cash charges (including any provision for the reduction in the carrying value of assets recorded in accordance with IFRS and including those resulting from the requirements of IFRS 9, IAS 37, IFRIC 1 or IAS 16) that were deducted in determining such Consolidated Net Income, minus (b) all non-cash items of income and all gains from asset dispositions (other than Hydrocarbons produced in the ordinary course of business) that were included in determining such Consolidated Net Income.

“Consolidated Funded Debt” means, as of any date of determination, all of the Indebtedness of the Borrower and its Consolidated Subsidiaries.

10	[CREDIT AGREEMENT]

“Consolidated Net Income” means, for any period, the Borrower’s and its Consolidated Subsidiaries’ gross revenues for such period, including any cash dividends or distributions actually received from any other Person during such period, minus the Borrower’s and such Subsidiaries’ expenses and other proper charges against income (including taxes on income, to the extent imposed), determined on a Consolidated basis, after eliminating earnings or losses attributable to outstanding minority interests and excluding the net earnings of any Person (other than a Restricted Person) in which the Borrower or any of its Subsidiaries has an ownership interest.

“Consolidated Subsidiaries” means each Subsidiary of the Parent or the Borrower, as applicable, (whether now existing or hereafter acquired or created) the financial statements of which shall be (or should have been) consolidated with the financial statements of the Parent or the Borrower, as applicable, in accordance with IFRS.

“Continuation” shall refer to the continuation pursuant to Section 2.3 of a SOFR Loan as a SOFR Loan from one Interest Period to the next Interest Period. “Continued” has a meaning correlative thereto.

“Continuation/Conversion Notice” means a written or telephonic request, or a written confirmation, made by the Borrower that meets the requirements of Section 2.3.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controls,” “Controlling,” and “Controlled” have meanings correlative thereto.

“Conversion” shall refer to a conversion pursuant to Section 2.3 or Section 2.16 of one Type of Loan into another Type of Loan. “Converted” has a meaning correlative thereto.

“Covered Entity” means any of the following: (a) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (b) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (c) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Covered Party” has the meaning given to such term in Section 11.14.

“Credit Parties” means, collectively, the Parent, Holding and each Restricted Person, and “Credit Party” means any of the foregoing.

“Debtor Relief Laws” means the Bankruptcy Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States, Canada (or any province therein) or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally, including, for the avoidance of doubt, corporate legislation.

“Default” means any Event of Default and any default, event, or condition that would, with the giving of any requisite notices or the passage of any requisite periods of time, or both, constitute an Event of Default.

11	[CREDIT AGREEMENT]

“Default Rate” means, at the time in question, (a) with respect to any SOFR Loan, the rate per annum equal to 2.00% above the Adjusted Term SOFR Margin Rate then in effect for such Loan, and (b) with respect to any Base Rate Loan, the rate per annum equal to 2.00% above the Adjusted Base Rate then in effect for such Loan; provided that, in each case, the Default Rate shall never exceed the Highest Lawful Rate.

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2, or 382.1, as applicable.

“Defaulting Lender” means, subject to Section 2.19(b), any Lender that (a) has failed to (i) fund all or any portion of its Loans within two (2) Business Days of the date such Loans were required to be funded hereunder or (ii) pay to the Administrative Agent, any LC Issuer, or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit) within two (2) Business Days of the date when due, (b) has notified the Borrower, the Administrative Agent, or any LC Issuer in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect, (c) has failed, within three (3) Business Days after written request by the Administrative Agent or the Borrower, to confirm in writing to the Administrative Agent and the Borrower that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the Borrower), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity, or (iii) become the subject of a Bail-In Action; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any Equity in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow, or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.19(b)) upon delivery of written notice of such determination to the Borrower, each LC Issuer, and each Lender.

“Determination Date” means each date on which a redetermined Borrowing Base, or a change in the amount of the Borrowing Base, takes effect pursuant to the provisions of Section 2.8 or Section 4.15(e) or otherwise.

“Disclosure Schedule” means Schedule 2 hereto.

“Disposition” means the sale, assignment, farm-out, conveyance, transfer, license, lease, or other disposition (including any sale and leaseback transaction) of any property or asset by any Person (or any agreement or commitment to do any of the foregoing), including any assignment, novation, monetization, termination, or close out of any Hedging Contract. “Dispose” has the correlative meaning.

12	[CREDIT AGREEMENT]

“Disqualified Capital Stock” means any Equity in a Person that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event, matures or is mandatorily redeemable for any consideration other than other Equity in such Person (which would not constitute Disqualified Capital Stock), pursuant to a sinking fund obligation or otherwise, or is convertible or exchangeable for Indebtedness or redeemable for any consideration other than other Equity in such Person (which would not constitute Disqualified Capital Stock) at the option of the holder thereof, in whole or in part (but if in part only with respect to such amount that meets the criteria set forth in this definition), on or prior to the date that is one year after the earlier of (a) the Maturity Date and (b) Payment in Full.

“Distribution” means (a) any dividend, distribution, or other payment made by a Restricted Person on or in respect of any Equity in such Restricted Person, or (b) any payment made by a Restricted Person to purchase, redeem, acquire, retire, cancel, or terminate any Equity in such Restricted Person.

“Dollar” and “$” mean lawful money of the United States.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clause (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Election Notice” has the meaning given to such term in Section 2.7(b).

“Eligible Assignee” means any Person that meets the requirements to be an assignee under Section 11.4(b)(iii), (v), and (vi) (subject to such consents, if any, as may be required under Section 11.4(b)(iii)).

“Engineering Report” means the Initial Engineering Report and each engineering report delivered pursuant to Section 4.2.

“Environmental Laws” means any and all Laws relating to the environment or to emissions, discharges, releases, or threatened releases of pollutants, contaminants, chemicals, or industrial, toxic, or hazardous substances or wastes into the environment including ambient air, surface water, ground water, or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, chemicals, or industrial, toxic, or hazardous substances or wastes or to the remediation of any part of the environment in connection with any of the foregoing.

13	[CREDIT AGREEMENT]

“Equity” in any Person means any share of capital stock issued by such Person, any general or limited partnership interest, profits interest, capital interest, membership interest, or other equity interest in such Person, any option, warrant, or any other right to acquire any share of capital stock or any partnership, profits, capital, membership, or other equity interest in such Person, and any other voting security issued by such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor statutes or statute, together with all of the rules and regulations promulgated with respect thereto.

“ERISA Affiliate” means each Restricted Person and all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control that, together with such Restricted Person, are (or were at any time in the past six years) treated as a single employer under Section 414 of the Internal Revenue Code.

“ERISA Plan” means any “employee pension benefit plan” as defined in Section 3(2) of ERISA (other than a Multiemployer Plan) that is subject to Title IV of ERISA or Section 412 of the Internal Revenue Code and maintained, contributed to, or required to be contributed to by any ERISA Affiliate and with respect to which any Restricted Person has a fixed or contingent liability.

“ERISA Plan Funding Rules” means the rules in the Internal Revenue Code and ERISA (and related regulations and other guidance) regarding minimum funding standards and minimum required contributions to ERISA Plans as set forth in Sections 412, 430, and 436 of the Internal Revenue Code and Sections 302 and 303 of ERISA (and as set forth in Section 412 of the Internal Revenue Code and Section 302 of ERISA for periods prior to the effective date of the Pension Protection Act of 2006).

“Erroneous Payment” has the meaning given to such term in Section 10.21(a).

“Erroneous Payment Deficiency Assignment” has the meaning given to such term in Section 10.21(d)(i).

“Erroneous Payment Return Deficiency” has the meaning given to such term in Section 10.21(d)(i).

“Erroneous Payment Subrogation Rights” has the meaning given to such term in Section 10.21(e).

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Event of Default” has the meaning given to such term in Section 8.1.

14	[CREDIT AGREEMENT]

“Excess Cash” means, as of any date of determination, the cash and Cash Equivalents on the balance sheet of the Restricted Persons as of such date in excess of the Excess Cash Threshold (net of and reduced by, without duplication, (a) any cash set aside to pay in the ordinary course of business amounts, including capital expenditures and royalty obligations, of the Restricted Persons then due and owing to unaffiliated third parties and for which the Restricted Persons have issued checks or have initiated wires or ACH transfers in order to pay such amounts (or will, within sixty (60) days, issue checks or initiate wires or ACH transfers in order to pay such amounts), (b) any cash constituting purchase price deposits held in escrow by or on behalf of any unaffiliated third party pursuant to a binding and enforceable purchase and sale agreement with such unaffiliated third party containing customary provisions regarding the payment and refunding of such deposits, and (c) any cash to be used by any Restricted Person within sixty (60) days to pay the purchase price for property to be acquired by such Restricted Person pursuant to a binding and enforceable purchase and sale agreement with an unaffiliated third party containing customary provisions regarding the payment of such purchase price; provided that cash excluded pursuant to this clause (c) shall not be excluded for more than sixty (60) consecutive days at any time).

“Excess Cash Test Day” means the last Business Day of each Fiscal Quarter; provided, however, that if a Default or Borrowing Base Deficiency has occurred and is continuing, “Excess Cash Test Day” shall mean each Business Day.

“Excess Cash Threshold” means the greater of (a) $5,000,000 or (b) 10% of the Borrowing Base then in effect.

“Excluded Account” means, with respect to each Restricted Person, (a) each deposit account that is specially and exclusively used for payroll, payroll taxes, and other employee wage and benefit payments to or for the benefit of such Restricted Person’s salaried employees, (b) each deposit account of such Restricted Person for which the Administrative Agent is the depository bank, and (c) each securities account of such Restricted Person for which the Administrative Agent is the securities intermediary.

“Excluded Swap Obligation” means: (a) with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the guarantee of such Guarantor of, or the grant by such Guarantor of a Lien to secure, or the provision by such Guarantor of other support of, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation, or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof), and (b) with respect to the Borrower, any Swap Obligation of any other Restricted Person if, and to the extent that, all or a portion of the joint and several liability of the Borrower with respect to, or the grant by the Borrower of a Lien to secure, such Swap Obligation is or becomes illegal under the Commodity Exchange Act or any rule, regulation, or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof), by virtue of such Guarantor’s (in the case of clause (a)) or the Borrower’s (in the case of clause (b)) failure for any reason to constitute an “eligible contract participant,” as defined in the Commodity Exchange Act and the regulations thereunder, at the time the guarantee of such Guarantor, or provision of such credit support by such Guarantor, joint and several liability of the Borrower, or grant of such Lien by such Guarantor or the Borrower, as applicable, becomes or would become effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one Swap Obligation, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to Swap Obligations for which such guarantee or Lien or credit support or joint and several liability, as applicable, is or becomes illegal.

15	[CREDIT AGREEMENT]

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient: (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its Lending Office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes; (b) in the case of a Lender, United States federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a Law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Borrower under Section 2.20) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.17, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office; (c) Taxes attributable to such Recipient’s failure to comply with Section 2.17(g); and (d) any United States federal withholding Taxes imposed under FATCA.

“Facility Usage” means, at the time in question, the aggregate principal amount of the outstanding Loans and the Letter of Credit Liabilities at such time.

“FATCA” means Sections 1471 through 1474 of the Internal Revenue Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Internal Revenue Code.

“Federal Funds Rate” means, for any day, the rate per annum (rounded upwards, if necessary, to the nearest whole multiple of 1/100 of 1.00%) equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if the day for which such rate is to be determined is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if such rate is not so published for any day, the Federal Funds Rate for such day shall be the average rate quoted to the Administrative Agent on such day on such transactions as determined by the Administrative Agent.

“Fee Letter” means the fee letter dated as of the Closing Date by and between the Borrower and the Administrative Agent, as amended, restated, supplemented, or otherwise modified from time to time.

“Fiscal Quarter” means a 3-month period ending on March 31, June 30, September 30, or December 31 of any year.

“Fiscal Year” means a 12-month period ending on December 31 of any year.

16	[CREDIT AGREEMENT]

“Floor” means a per annum rate of interest equal to 0.50%.

“Foreign Lender” means a Lender that is not a U.S. Person.

“Foreign Subsidiary” means any Subsidiary of any Restricted Person that is not organized under the laws of the U.S. or any state thereof or the District of Columbia.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding, or otherwise investing in commercial loans, bonds, and similar extensions of credit in the ordinary course of its activities.

“Governmental Authority” means the government of the United States, Canada or any other nation, or of any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Governmental Requirement” means any law, statute, code, ordinance, order, determination, rule, regulation, judgment, decree, injunction, franchise, permit, certificate, license, authorization, or other directive or requirement, including, without limitation, Environmental Laws, energy regulations, and occupational, safety, and health standards or controls, of any Governmental Authority.

“Guarantee Obligation” means, as to any Person (the “guaranteeing person”), any obligation, including a reimbursement, counterindemnity, or similar obligation, of the guaranteeing Person that guarantees or in effect guarantees, or which is given to induce the creation of a separate obligation by another Person (including any bank under any letter of credit) that guarantees or in effect guarantees, any Indebtedness, leases, dividends, or other obligations (the “primary obligations”) of any other third Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of the guaranteeing person, whether or not contingent, (a) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (b) to advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (c) to purchase property, securities, or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, or (d) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided, however, that the term Guarantee Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. For the avoidance of doubt, for purposes of determining any Guarantee Obligations of any Guarantor pursuant to the Security Documents, the definition of “Hedging Contract” or “Swap Agreement” shall not create any guarantee by any Guarantor of (or grant of any Lien by any Guarantor to support, if applicable) any Excluded Swap Obligation of such Guarantor.

“Guarantors” means (a) Parent, (b) Holding, (c) each Subsidiary of the Borrower who has guaranteed some or all of the Secured Obligations pursuant to a guaranty listed on the Security Schedule, and (d) any other Person who has guaranteed some or all of the Secured Obligations pursuant to Section 4.14.

17	[CREDIT AGREEMENT]

“Hazardous Materials” means any substances regulated under any Environmental Law, whether as pollutants, contaminants, or chemicals, or as industrial, toxic, or hazardous substances or wastes, or otherwise.

“Hedging Contract” means (a) any agreement providing for swaps, floors, puts, caps, calls, collars, forward sales, or forward purchases involving interest rates, commodities or commodity prices, equities, currencies, or bonds, or indexes based on any of the foregoing, (b) any option or obligation to enter into any of the foregoing agreements, (c) any option, futures, or forward contract traded on an exchange, and (d) any other derivative agreement similar to any of the foregoing. If multiple transactions are entered into under a master agreement, each such transaction that constitutes a Hedging Contract will be a separate Hedging Contract for the purposes of this Agreement.

“Highest Lawful Rate” means, with respect to each Lender Party to whom Obligations are owed, the maximum non-usurious rate of interest that such Lender Party is permitted under applicable Law to contract for, take, charge, or receive with respect to such Obligations. All determinations herein of the Highest Lawful Rate, or of any interest rate determined by reference to the Highest Lawful Rate, shall be made separately for each Lender Party as appropriate to assure that the Loan Documents are not construed to obligate any Person to pay interest to any Lender Party at a rate in excess of the Highest Lawful Rate applicable to such Lender Party.

“Holding” means BNK Petroleum Holding Inc., a Delaware corporation.

“Hydrocarbons” means crude oil, natural gas, natural gas liquids, casinghead gas, drip gasoline, natural gasoline, condensate, distillate, and all of the other liquid or gaseous hydrocarbons, together with all of the products refined, processed, or separated therefrom.

“IFRS” means the International Financial Reporting Standards, as adopted in Canada, that, in the case of Credit Parties and their Consolidated Subsidiaries, are applied for all periods after the date hereof in a manner consistent with the manner in which such principles and practices were applied to the Initial Financial Statements. If any change in any accounting principle or practice is required by the International Financial Accounting Standards Board (or any such successor), as adopted in Canada, in order for such principle or practice to continue as a generally accepted accounting principle or practice, all reports and financial statements required hereunder with respect to any Credit Party or with respect to any Credit Party and its Consolidated Subsidiaries may be prepared in accordance with such change, but all calculations and determinations to be made hereunder may be made in accordance with such change only after notice of such change is given to Administrative Agent, and Required Lenders, Administrative Agent and Borrower agree to negotiate in good faith in respect of the modification of any covenants hereunder that are affected by such change in order to cause them to measure substantially the same financial performance as the covenants in effect immediately prior to such change.

18	[CREDIT AGREEMENT]

“Indebtedness” of any Person means Liabilities in any of the following categories (without duplication):

(a) Liabilities for borrowed money;

(b) Liabilities constituting an obligation to pay the deferred purchase price of property or services;

(c) Liabilities evidenced by a bond, debenture, note, or similar instrument;

(d) Liabilities that (i) would under IFRS be shown on such Person’s balance sheet as a liability and (ii) are payable more than one (1) year from the date of creation or incurrence thereof (other than reserves for taxes and reserves for contingent obligations);

(e) Liabilities arising under Hedging Contracts (on a net basis to the extent netting is provided for in such Hedging Contract);

(f) Liabilities constituting principal under Capital Lease Obligations;

(g) Liabilities arising under conditional sales or other title retention agreements;

(h) Liabilities owing under direct or indirect guaranties of Indebtedness of any other Person or otherwise constituting obligations to purchase or acquire or to otherwise protect or insure a creditor against loss in respect of Indebtedness of any other Person (such as obligations under working capital maintenance agreements, agreements to keep-well, or agreements to purchase Indebtedness, assets, goods, securities, or services), but excluding endorsements in the ordinary course of business of negotiable instruments in the course of collection;

(i) Liabilities with respect to Disqualified Capital Stock;

(j) Liabilities with respect to letters of credit or applications or reimbursement agreements therefor;

(k) Liabilities with respect to banker’s acceptances;

(l) Liabilities with respect to payments received in consideration of oil, gas, or other minerals yet to be acquired or produced at the time of payment (including obligations under “take- or-pay” contracts to deliver gas in return for payments already received and the undischarged balance of any production payment created by such Person or for the creation of which such Person directly or indirectly received payment); or

(m) Liabilities with respect to other obligations to deliver goods or services in consideration of advance payments therefor;

provided, however, that the “Indebtedness” of any Person shall not include Liabilities that were incurred by such Person on ordinary trade terms to vendors, suppliers, or other Persons providing goods and services for use by such Person in the ordinary course of its business, unless and until such Liabilities are outstanding more than 90 days past the original invoice or billing date therefor.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of the Borrower or any Guarantor under any Loan Document and (b) to the extent not otherwise described in clause (a) of this definition, Other Taxes.

19	[CREDIT AGREEMENT]

“Independent Engineers” means (a) Netherland, Sewell & Associates, Inc. and (b) any other nationally recognized independent petroleum engineering company that is designated by the Borrower with the consent of the Administrative Agent.

“Initial Engineering Report” means the reserve engineering report with respect to the Oil and Gas Properties of the Restricted Persons prepared as of January 1, 2022 by the Independent Engineers, a copy of which report has been delivered to the Administrative Agent.

“Initial Financial Statements” means (a) the Parent’s audited Consolidated annual financial statements as of and for the Fiscal Year ended December 31, 2021, and (b) the Parent’s unaudited quarterly Consolidated financial statements as of and for the Fiscal Quarter ended March 31, 2022.

“Insolvent” means, with respect to any Person, that (a) such Person is insolvent (as such term is defined in the Bankruptcy Code, and with all of the terms used in this definition that are defined in the Bankruptcy Code having the meanings ascribed to those terms in the text and interpretive case law applicable to the Bankruptcy Code), (b) the sum of such Person’s debts, including absolute and contingent liabilities, the Obligations or guarantees thereof, exceeds the value of such Person’s assets, at a fair valuation, (c) such Person’s capital is unreasonably small for the business in which such Person is engaged and intends to be engaged, or (d) such Person has incurred (whether under the Loan Documents or otherwise), or intends to incur, debts that will be beyond its ability to pay as such debts mature. In determining whether a Person is “Insolvent,” all rights of contribution of each Credit Party against the other Credit Parties under the guaranty of the Obligations, at law, in equity, or otherwise shall be taken into account.

“Interest Payment Date” means (a) with respect to any Base Rate Loan, the last Business Day of each calendar month, (b) with respect to any SOFR Loan, the last day of the Interest Period applicable thereto and, in the case of a SOFR Loan with an Interest Period of more than three (3) months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three (3) months’ duration after the first day of such Interest Period, and (c) the Maturity Date.

“Interest Period” means, as to any SOFR Borrowing, the period commencing on the date of such SOFR Borrowing and ending on the numerically corresponding day in the calendar month that is one, three, six, or twelve months thereafter (in each case, subject to the availability thereof), as specified in the applicable Borrowing Notice or Continuation/Conversion Notice; provided that (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period, (c) no Interest Period shall extend beyond the Maturity Date, and (d) no tenor that has been removed from this definition pursuant to Section 2.16(c)(iv) shall be available for specification in such Borrowing Notice or Continuation/Conversion Notice. For purposes hereof, the date of a SOFR Loan or Borrowing initially shall be the date on which such SOFR Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such SOFR Borrowing.

20	[CREDIT AGREEMENT]

“Internal Revenue Code” means the United States Internal Revenue Code of 1986, as amended from time to time and any successor statute or statutes, together with all rules and regulations promulgated with respect thereto.

“Investment” means any investment made directly or indirectly in any Person, whether by purchase or acquisition of Equity, Indebtedness, or other obligations or securities or by extension of credit, loan, advance, capital contribution, making a deposit, or otherwise and whether made in cash, by the transfer of property, or by any other means.

“IRS” means the United States Internal Revenue Service.

“Joint Use Agreement” means that certain Joint Use Agreement dated effective April 1, 2013, by and among Borrower, XTO Energy Inc. and Exxon Mobil Corporation, as amended or supplemented to the Closing Date.

“Law” means any statute, law, regulation, ordinance, rule, treaty, judgment, order, decree, permit, concession, franchise, license, agreement, or other governmental restriction of the United States or any state or political subdivision thereof or of any foreign country or any department, province, or other political subdivision thereof. Any reference to a Law includes any amendment or modification to such Law, and all of the regulations, rulings, and other Laws promulgated under such Law.

“LC Application” means any application for a Letter of Credit hereafter made by the Borrower to any LC Issuer.

“LC Conditions” has the meaning given to such term in Section 2.9.

“LC Issuer” means BOKF, or one or more banks, trust companies, or other Persons in each case expressly identified by the Administrative Agent and approved by the Administrative Agent from time to time, in its discretion, as an LC Issuer for purposes of issuing one or more Letters of Credit hereunder. Without limiting the Administrative Agent’s discretion to identify any Person as an LC Issuer, no Person shall be designated as an LC Issuer unless such Person maintains reporting systems acceptable to the Administrative Agent with respect to letter of credit exposure and agrees to provide regular reporting to the Administrative Agent satisfactory to it with respect to such exposure.

“LC Sublimit” means $2,000,000.00.

“Lender Counterparty” means any Lender or any Affiliate of any Lender that is a party to a Hedging Contract with any Restricted Person. If a Person ceases to be a Lender or an Affiliate of a Lender but remains a party to one or more Hedging Contracts with a Restricted Person that were entered into prior to such cessation, such Person shall nonetheless remain a Lender Counterparty, but only with respect to Hedging Contracts and transactions thereunder that were entered into during or prior to the time such Person was a Lender or an Affiliate of a Lender.

21	[CREDIT AGREEMENT]

“Lender Hedging Obligation” means any obligation of any Restricted Person arising from time to time under any Hedging Contract heretofore, presently, or hereafter entered into with a Lender Counterparty; provided that (a) if any Person that was a Lender Counterparty ceases to be a Lender or an Affiliate of a Lender, the obligations owing to such Person under any Hedging Contracts shall continue to be Lender Hedging Obligations only to the extent arising from transactions entered into during or prior to the time such Person was a Lender or an Affiliate of a Lender and the Lender Hedging Obligations shall not include any obligations arising from any transaction entered into after such Person ceases to be a Lender or an Affiliate of a Lender, (b) if any obligation that is a Lender Hedging Obligation is assigned or transferred to any Person that is not a Lender Counterparty, such obligation shall thereupon cease to be a Lender Hedging Obligation, and (c) the Lender Hedging Obligations owed by any Restricted Person shall not include any Excluded Swap Obligation with respect to such Restricted Person.

“Lender Parties” means the Administrative Agent, each LC Issuer, and all of the Lenders.

“Lenders” means each Person listed on the Lenders Schedule, including BOKF in its capacity as a Lender hereunder rather than as Administrative Agent or LC Issuer, and any Person that shall have become a party hereto pursuant to an Assignment and Assumption, other than, in each case, any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption.

“Lenders Schedule” means Schedule 1 hereto.

“Lending Office” means (a) with respect to any Lender, the office of such Lender specified as its “Lending Office” below its name on the Lenders Schedule, or such other office as such Lender may from time to time specify to the Borrower and the Administrative Agent, (b) with respect to any LC Issuer, the office, branch, or agency through which such LC Issuer issues Letters of Credit, and (c) with respect to the Administrative Agent, the office, branch, or agency through which it administers this Agreement.

“Letter of Credit” means a standby letter of credit issued for the account of the Borrower by an LC Issuer that expires by its terms no later than the Letter of Credit Termination Date. Notwithstanding the foregoing, a Letter of Credit may provide for automatic extensions of its expiration date for one or more successive periods of up to twelve (12) months; provided that the LC Issuer that issued such Letter of Credit has the right to terminate such Letter of Credit on each such expiration date and no renewal term may extend the term of the Letter of Credit to a date that is later than the Letter of Credit Termination Date.

“Letter of Credit Fee Rate” means, on any date, the rate per annum set forth as such in the definition of Applicable Margin.

“Letter of Credit Liabilities” means, at any time of calculation, the sum of (a) the amount then available for drawing under all of the outstanding Letters of Credit without regard to whether any conditions to drawing thereunder can then be met and (b) the aggregate unpaid amount of all reimbursement obligations in respect of previous drawings made under all of the Letters of Credit.

22	[CREDIT AGREEMENT]

“Letter of Credit Termination Date” means the earlier of (a) the date that is twelve (12) months after the date of issuance or extension of any Letter of Credit and (b) the fifth (5th) Business Day prior to the Maturity Date.

“Liabilities” means, as to any Person, all of the indebtedness, liabilities, and obligations of such Person, whether matured or unmatured, liquidated or unliquidated, primary or secondary, direct or indirect, absolute, fixed, or contingent, and whether or not required to be considered pursuant to IFRS.

“Lien” means, with respect to any property or assets, any right or interest therein of a creditor to secure Liabilities owed to it or any other arrangement with such creditor that provides for the payment of such Liabilities out of such property or assets or that allows such creditor to have such Liabilities satisfied out of such property or assets prior to the general creditors of any owner thereof, including any lien, mortgage, security interest, pledge, deposit, production payment, rights of a vendor under any title retention or conditional sale agreement or lease substantially equivalent thereto, tax lien, mechanic’s or materialman’s lien, or any other charge or encumbrance for security purposes, whether arising by Law or agreement or otherwise, but excluding any right of offset that arises without agreement in the ordinary course of business. “Lien” also means any filed financing statement, any registration of a pledge (such as with an issuer of uncertificated securities), or any other arrangement or action that would serve to perfect a Lien described in the preceding sentence, regardless of whether such financing statement is filed, such registration is made, or such arrangement or action is undertaken before or after such Lien exists.

“Loan Documents” means this Agreement, the Notes, the Fee Letter, the Security Documents, the Letters of Credit, the LC Applications, the Support Agreements, and all of the other agreements, certificates, documents, instruments, and writings at any time delivered in connection herewith or therewith (exclusive of term sheets and commitment letters).

“Loans” has the meaning given to such term in Section 2.1, and the term includes all of the Base Rate Loans and all of the SOFR Loans.

“Material Adverse Change” means a material and adverse change, from the state of affairs presented in the Initial Financial Statements or as represented or warranted in any Loan Document, to (a) Parent’s, Holding’s, or Borrower’s Consolidated financial condition, (b) Parent’s, Holding’s, or Borrower’s Consolidated business, assets, operations, or properties considered as a whole, (c) Borrower’s ability to timely pay the Obligations or any Credit Party’s ability to perform its obligations under any Loan Document to which it is a party, or (d) the legality, validity, binding effect or enforceability of any Loan Document against any Credit Party.

“Material Contract” means (a) the Joint Use Agreement and (b) any other contract or other arrangement to which any Restricted Person is a party (other than the Loan Documents) for which breach, nonperformance, cancellation or failure to renew could reasonably be expected to cause a Material Adverse Change, excluding contracts and oil and gas leases that are specifically listed on an Exhibit or Schedule to any Security Document.

“Maturity Date” means June 13, 2026.

23	[CREDIT AGREEMENT]

“Maximum Credit Amount” means $75,000,000.00.

“Maximum Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Funded Debt on such date to (b) Consolidated Adjusted EBITDAX for the trailing four fiscal quarter period ending on such date.

“Minimum Collateral Amount” means Oil and Gas Properties to which are attributed at least ninety percent (90%) of the Present Value of the Proved Reserves that are attributable to all of the Borrowing Base Properties.

“Minimum Current Ratio” means, as of any date of determination, the ratio of (a) consolidated current assets of the Borrower and its Consolidated Subsidiaries (including the Unused Availability to the extent that such unused portion can be borrowed by the Borrower without causing a Default after giving effect thereto, but excluding non-cash gains resulting from the requirements of IFRS 9) as of such date to (b) consolidated current liabilities of the Borrower and its Consolidated Subsidiaries (excluding non-cash losses resulting from the requirements of IFRS 9 and current maturities of the Obligations) as of such date.

“Moody’s” means Moody’s Investors Service, Inc. and any successor thereto that is a nationally recognized rating agency.

“Mortgage” means any deed of trust and/or mortgage now, heretofore, or hereafter delivered by any Restricted Person to the Administrative Agent in connection with this Agreement or any transaction contemplated hereby to secure the payment of any part of the Secured Obligations.

“Multiemployer Plan” means any plan described in Section 4001(a)(3) of ERISA.

“Non-Consenting Lender” means any Lender that does not approve (a) any Borrowing Base increase that has been approved by the Required Lenders or (b) any other consent, waiver, or amendment that requires the approval of all or all of the affected Lenders and has been approved by the Required Lenders.

“Non-Funding Lender” means a Lender described in clause (a) of the definition of “Defaulting Lender”.

“Non-Operated Properties” means those Oil and Gas Properties for which no Restricted Person or Affiliate thereof serves as operator under the joint operating agreement, unit operating agreement or similar arrangement covering such Oil and Gas Properties.

“Note” has the meaning given to such term in Section 2.1.

“Obligations” means all of the Liabilities from time to time owing by any Credit Party to any Lender Party under or pursuant to any of the Loan Documents, including all of the Letter of Credit Liabilities and the Erroneous Payment Subrogation Rights. “Obligation” means any part of the Obligations.

“OFAC” means the U.S. Treasury Department’s Office of Foreign Assets Control.

24	[CREDIT AGREEMENT]

“Oil and Gas Properties” means (a) all oil, gas, and/or mineral leases, oil, gas, or mineral properties, mineral servitudes, and/or mineral rights of any kind (including mineral fee interests, lease interests, farmout interests, overriding royalty and royalty interests, net profits interests, oil payment interests, production payment interests, and other types of mineral interests), (b) all oil and gas gathering, treating, storage, processing, and handling assets, (c) all pipelines, and (d) all platforms, wells, wellhead equipment, pumping units, flowlines, tanks, buildings, injection facilities, saltwater disposal facilities, compression facilities, gathering systems, and other equipment. Unless otherwise expressly provided herein, all of the references in this Agreement to “Oil and Gas Properties” refer to Oil and Gas Properties owned by the Restricted Persons, as the context requires.

“Organizational Documents” means (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction), (b) with respect to any limited liability company, the certificate or articles of formation or organization and limited liability company agreement or operating agreement, and (c) with respect to any partnership, joint venture, trust, or other form of business entity, the partnership, joint venture, or other applicable agreement of formation or organization and any agreement, instrument, filing, or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Original Credit Agreement” has the meaning given to such term in the recitals of this Agreement.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement, or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.20).

“Parent” means Kolibri Global Energy Inc. (formerly known as BNK Petroleum Inc.), a corporation organized under the Business Corporation Act (British Columbia).

“Participant” has the meaning given to such term in Section 11.4(d).

“Participant Register” has the meaning given to such term in Section 11.4(d).

25	[CREDIT AGREEMENT]

“Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. 107-56), which was signed into law October 26, 2001.

“Payment Account” means the account designated by the Administrative Agent for the disbursement of the Loans.

“Payment in Full” means the occurrence of (a) the termination or expiration of the Commitments, (b) payment in full of all of the Obligations (other than contingent indemnification obligations and other contingent obligations not then due and payable), (c) the expiration or termination of all of the Letters of Credit (other than Letters of Credit as to which other arrangements satisfactory to such LC Issuer have been made), and (d) the expiration, novation, or termination of all of the Hedging Contracts giving rise to Lender Hedging Obligations and payment in full of all of the obligations owing by any Restricted Person thereunder (other than such Hedging Contracts and Lender Hedging Obligations as to which other arrangements satisfactory to such Lender Counterparty have been made).

“Payment Recipient” has the meaning given to such term in Section 10.21(a).

“PBGC” means the Pension Benefit Guaranty Corporation.

“Periodic Term SOFR Determination Day” has the meaning specified in the definition of “Term SOFR”.

“Permitted Investments” means:

(a) Investments in Cash Equivalents;

(b) Investments disclosed to the Lenders in the Disclosure Schedule;

(c) Investments consisting of Hedging Contracts permitted under Section 5.3;

(d) normal and prudent extensions of credit by any Restricted Person to its customers or joint interest owners for or in connection with buying goods and services in the ordinary course of business, which extensions shall not be for longer periods than those extended by similar businesses operated in a normal and prudent manner;

(e) Investments in or to the Borrower and in or to Subsidiaries of the Borrower that are Guarantors (including any Person that becomes a Subsidiary of the Borrower as a result of such Investment, so long as such Person becomes a Guarantor and otherwise complies with Section 4.14 and Section 4.15); and

(f) Investments not described in subsections (a) through (e) of this definition that do not (taking into account all of the Investments of all of the Restricted Persons) exceed $500,000.00 in the aggregate during any Fiscal Year.

26	[CREDIT AGREEMENT]

“Permitted Liens” means:

(a) statutory Liens for taxes, assessments, or other governmental charges or levies that are not yet delinquent or that are being contested in good faith by appropriate action and for which adequate reserves have been maintained in accordance with IFRS;

(b) landlords’, operators’, carriers’, warehousemen’s, repairmen’s, mechanics’, materialmen’s, or other like Liens that do not secure Indebtedness, in each case only to the extent arising in the ordinary course of business and only to the extent securing obligations that are not delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been maintained in accordance with IFRS;

(c) minor defects and irregularities in title to any property, so long as such defects and irregularities neither secure Indebtedness nor materially impair the value of such property or the use of such property for the purposes for which such property is held;

(d) deposits of cash or securities to secure the performance of bids, trade contracts, leases, statutory obligations, and other obligations of a like nature (excluding appeal bonds) incurred in the ordinary course of business and not constituting Indebtedness;

(e) Liens under the Security Documents;

(f) with respect only to property subject to a Security Document, any Liens burdening such property that are expressly allowed by such Security Document;

(g) easements, restrictions, servitudes, permits, conditions, covenants, exceptions, or reservations in any property of any Restricted Person for the purpose of roads, pipelines, transmission lines, transportation lines, distribution lines for the removal of gas, oil, coal, or other minerals or timber, and other like purposes, or for the joint or common use of real estate, rights of way, facilities, and equipment, that do not secure Indebtedness and that do not materially interfere with the future development of such property or with cash flow from such property as reflected in the most recently delivered Engineering Report;

(h) judgment and attachment Liens not giving rise to an Event of Default; provided that any appropriate legal proceedings that may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceeding may be initiated shall not have expired, no action to enforce such Lien has been commenced, and such Liens are covered by a bond or insurance reasonably acceptable to the Administrative Agent;

(i) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislations;

(j) Liens under joint operating agreements, pooling or unitization agreements, or similar contractual arrangements arising in the ordinary course of the business of any Restricted Person to secure amounts owing under such agreements and contracts, which amounts are not more than ninety (90) days past due or are being contested in good faith by appropriate action and for which adequate reserves have been maintained in accordance with IFRS;

27	[CREDIT AGREEMENT]

(k) encumbrances consisting of deed restrictions, zoning restrictions, easements, governmental or environmental permitting and operation restrictions, the exercise by Governmental Authorities or third parties of eminent domain or condemnation rights, or any other similar restrictions on the use of the Oil and Gas Properties, none of which materially impairs the use of such property by any Restricted Person in the operation of its business, and none of which is or shall be violated in any material respect by existing or proposed operations;

(l) Liens on fixed or capital assets acquired, constructed, or improved by a Restricted Person; provided that: (i) such Liens secure only Purchase Money Indebtedness and Capital Lease Obligations permitted under Section 5.1(d); (ii) such Liens and the Indebtedness secured thereby are incurred substantially simultaneously with the acquisition, construction, or improvement of such fixed or capital assets or within one hundred eighty (180) days thereafter; (iii) such Liens do not at any time encumber any property other than the property financed by such Indebtedness (including accessions thereto and proceeds thereof); and (iv) the amount of Indebtedness secured thereby is not more than one hundred percent (100%) of the purchase price therefor;

(m) all lessors’ royalties, overriding royalties, net profits interests, carried interests, production payments that do not constitute Indebtedness, reversionary interests, and other burdens on or deductions from the proceeds of production with respect to each Oil and Gas Property (in each case) that do not operate to reduce the net revenue interest for such Oil and Gas Property (if any) as reflected in any Security Document or Engineering Report or increase the working interest for such Oil and Gas Property (if any) as reflected in any Security Document or Engineering Report without a corresponding increase in the corresponding net revenue interest;

(n) Liens securing Indebtedness permitted to be incurred pursuant to Section 5.1(f) but only on property not constituting Oil and Gas Properties or deposit accounts of or Equity in any Restricted Person; and

(o) Liens securing judgments or orders for the payment of money not giving rise to an Event of Default; provided that any appropriate legal proceedings which may have been duly initiated for the review of such judgment or order shall not have been finally terminated or the period within which such proceeding may be initiated shall not have expired.

“Permitted Tax Distributions” means, for any Fiscal Year, the amount necessary for the parent of the affiliated group of corporations that files a consolidated U.S. federal income tax return that includes the Borrower to pay the state and federal income taxes on the basis of the Borrower’s net taxable income that are not already paid by the Borrower, which taxes shall be calculated at the highest marginal tax rate applicable to Holding, but which shall not exceed forty percent (40%) of the lesser of the net taxable income of the Borrower and of the consolidated group of corporations that include the Borrower.

“Person” means any natural person or any corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority, or other entity.

“Plan” means any employee benefit plan (as defined in Section 3(3) of ERISA) established by a Restricted Person and any ERISA Plan.

“Platform” has the meaning given to such term in Section 11.3(d)(i).

28	[CREDIT AGREEMENT]

“Pledge Agreements” means those certain Pledge Agreements dated as of the date hereof by the Parent and Holding in favor of the Administrative Agent for the benefit of the Beneficiaries, as defined therein, as amended, supplemented, amended and restated, or otherwise modified from time to time.

“Present Value” of any Oil and Gas Property means the present value of the future net revenues attributed to such Oil and Gas Property in the most recently delivered Engineering Report using the Administrative Agent’s discount rate for credit facilities of a similar type.

“Prime Rate” means, as of any date of determination, the rate of interest most recently published by The Wall Street Journal and designated as the “National Prime Rate” (in this definition called the “Index”). The Index is not necessarily the lowest rate charged by the Administrative Agent on its loans. If the Index becomes unavailable during the term of this Agreement, the Administrative Agent may designate a substitute index after notifying the Borrower and the Lenders. Any change in the Prime Rate will become effective as of the date the rate of interest is different from that on the preceding Business Day. Under no circumstances will the interest rate on the Loans be more than the Highest Lawful Rate.

“Projected PDP Oil and Gas Production” means the projected production of crude oil or natural gas (measured by volume unit or BTU equivalent, not sales price) for the term of the contract or a particular month, as applicable, from Oil and Gas Properties owned by the Restricted Persons that are located in or offshore of the United States and that have attributable to them Proved Developed Producing Reserves, as such production is projected in the most recently delivered Engineering Report, after deducting projected production from any properties or interests sold or under contract for sale that had been included in such Engineering Report and after adding projected production from any properties or interests that had not been reflected in such Engineering Report but that are reflected in a separate or supplemental report meeting the requirements of Section 4.2(e) or Section 4.2(f) and otherwise are reasonably satisfactory to the Administrative Agent.

“Pro Rata Share” means, with respect to any Lender at any time, the percentage (carried out to the ninth decimal place) of the Aggregate Commitment represented by such Lender’s Commitment at such time, subject to adjustment as provided in Section 2.19. If the commitment of each Lender to make Loans and the obligation of each LC Issuer to issue or extend Letters of Credit have been terminated pursuant to Section 8.1 or if the Commitments have expired, then the Pro Rata Share of each Lender shall be determined based on the Pro Rata Share of such Lender most recently in effect, giving effect to any subsequent assignments. The initial Pro Rata Share of each Lender is set forth opposite the name of such Lender on the Lenders Schedule or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable.

“Proved Reserves” means “Proved Reserves” as defined in the Petroleum Resources Management System as in effect at the time in question (in this definition, the “PRMS”) prepared by the Oil and Gas Reserves Committee of the Society of Petroleum Engineers and reviewed and jointly sponsored by the World Petroleum Council, the American Association of Petroleum Geologists and the Society of Petroleum Evaluation Engineers (or any generally recognized successor organizations). “Proved Developed Producing Reserves” means Proved Reserves that are categorized as “Developed Producing Reserves” in the PRMS, “Proved Developed Nonproducing Reserves” means Proved Reserves that are categorized as “Developed Nonproducing Reserves” in the PRMS, and “Proved Undeveloped Reserves” means Proved Reserves that are categorized as “Undeveloped Reserves” in the PRMS.

29	[CREDIT AGREEMENT]

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Purchase Money Indebtedness” means Indebtedness of which the proceeds are used to finance the acquisition, construction, or improvement of inventory, equipment, or other property in the ordinary course of business.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

“QFC Credit Support” has the meaning given to such term in Section 11.14.

“Qualified ECP Guarantor” means, in respect of any Swap Obligation, any Restricted Person that is not an individual/a natural person and that has total assets exceeding $10,000,000 at the time the relevant guarantee or grant of the relevant security interest becomes effective with respect to such Swap Obligation or such other person as constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an “eligible contract participant” at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

“Recipient” means (a) the Administrative Agent, (b) any Lender, and (c) any LC Issuer, as applicable.

“Regulation D” means Regulation D of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor thereto or other regulation or official interpretation of said Board of Governors relating to reserve requirements applicable to member banks of the Federal Reserve System.

“Regulation U” means Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by banks for the purpose of purchasing or carrying margin stocks applicable to member banks of the Federal Reserve System.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors, and representatives of such Person and of such Person’s Affiliates.

“Relevant Governmental Body” means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto.

30	[CREDIT AGREEMENT]

“Required Lenders” means (a) at any time there are three or fewer Lenders, each Lender, and (b) at any time there are four or more Lenders, at least two (if more than one Lender) Lenders holding at least sixty-six two-thirds percent (66-2/3%) of the Aggregate Commitment or, if the commitment of each Lender to make Loans and the obligation of each LC Issuer to issue or extend Letters of Credit have been terminated pursuant to Section 8.1, at least two (if more than one Lender) Lenders holding in the aggregate at least sixty-six two-thirds percent (66-2/3%) of the Facility Usage (with the aggregate amount of each Lender’s risk participation and funded participation in Letter of Credit Liabilities being deemed “held” by such Lender for purposes of this definition); provided that the Commitment of, and the portion of the Facility Usage held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Responsible Officer” means, as to any Person, the chief executive officer, the president, or the chief financial officer of such Person (or, if such Person has no such officers and is a partnership or a limited liability company, of a general partner, managing member, or member of such Person, or if such Person has no such officers and is a limited liability company, of a managing member or member of such Person, and so forth). Unless otherwise specified, all of the references to a Responsible Officer herein mean a Responsible Officer of the Borrower.

“Restricted Persons” means, collectively, the Borrower and each Subsidiary of the Borrower, and “Restricted Person” means any of the foregoing.

“S & P” means S&P Global Ratings, an S&P Global Inc. business, and any successor thereto that is a nationally recognized rating agency.

“Sanctioned Country” means, at any time, a country, region, or territory which is itself the subject or target of any Sanctions (at the time of this Agreement, the Crimea, Donetsk and Luhansk regions of Ukraine; Cuba; Iran; North Korea; and Syria).

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, any European Union member state, Her Majesty’s Treasury of the United Kingdom or any other relevant sanctions authority, (b) any Person located, operating, organized, or resident in a Sanctioned Country, or (c) any Person owned or Controlled by any such Person or Persons described in the foregoing clause (a) or (b).

“Sanctions” means all economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union member state, Her Majesty’s Treasury of the United Kingdom, or any other relevant sanctions authority.

“Scheduled Determination” means each determination of the Borrowing Base that is not a Special Determination.

“Secured Obligations” means all of the Obligations, all of the Cash Management Obligations, and all of the Lender Hedging Obligations.

31	[CREDIT AGREEMENT]

“Secured Parties” means the Lender Parties, the Lender Counterparties, and the Cash Management Lenders.

“Security Documents” means the guaranties, deeds of trust, mortgages (including the Mortgages), pledge agreements (including the Pledge Agreements), security agreements, and other documents listed in the Security Schedule and all of the other security agreements, deeds of trust, mortgages, chattel mortgages, pledges, guaranties, financing statements, continuation statements, extension agreements, subordination agreements, intercreditor agreements, and other agreements or instruments now, heretofore, or hereafter delivered by any Credit Party to the Administrative Agent in connection with this Agreement or any transaction contemplated hereby to secure or guarantee the payment of any part of the Secured Obligations or the performance of any Credit Party’s other duties and obligations under the Loan Documents.

“Security Schedule” means Schedule 3 hereto.

“Settlement Date” has the meaning given to such term in Section 10.13(a).

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Borrowing” means, as to any Borrowing, the SOFR Loans comprising such Borrowing.

“SOFR Loan” means a Loan that bears interest at a rate based on Adjusted Term SOFR Margin Rate, other than pursuant to clause (c) of the definition of “Alternate Base Rate”.

“Special Determinations” has the meaning given to such term in Section 2.8(d).

“Specified Swap Agreement” means any Swap Agreement in respect of interest rates, currency exchange rates, commodities, weather, power, or emissions entered into by the Borrower or any Guarantor and any Person that is a Lender or an Affiliate of a Lender at the time such Swap Agreement is entered into (or, in respect of any Swap Agreement entered into prior to the Closing Date, any Person that was a Lender or any Affiliate of a Lender on the Closing Date) that has been designated as a “Specified Swap Agreement” by such Lender and the Borrower by notice to the Administrative Agent not later than fifteen (15) days after the later of (a) the Closing Date and (b) the execution and delivery by the Borrower or such Guarantor of such Swap Agreement (or such later date agreed by the Administrative Agent and the Borrower, but in no event more than thirty (30) days after such later date referred to above); provided that for purposes of determining any Guarantee Obligations of any Guarantor pursuant to the Security Documents, the definition of “Lender Hedging Obligation” shall not create any guarantee by any Guarantor of (or grant of any Lien by any Guarantor to support, if applicable) any Excluded Swap Obligation of such Guarantor.

“Staff Engineers” means petroleum engineers who are employees of the Borrower or of a staffing company that provides its employees to the Borrower.

32	[CREDIT AGREEMENT]

“Subsidiary” means, with respect to any Person (the “parent”) at any date, (a) any other Person the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with IFRS as of such date, or (b) any other Person in which more than 50% of the Equity or more than 50% of the ordinary voting power (irrespective of whether or not at the time Equity of any other class or classes of such Person shall have or might have voting power by reason of the happening of any contingency) are, as of such date, owned or held by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

“Support Agreement” has the meaning given to such term in Section 2.9.

“Supported QFC” has the meaning given to such term in Section 11.14.

“Swap Agreement” means any agreement, contract, or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act, including any agreement with respect to any swap, forward, future, or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial, or pricing indices or measures of economic, financial, or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees, or consultants of any Restricted Person shall be a “Swap Agreement”.

“Swap Obligations” means, with respect to any Person, any and all obligations of such Person, whether absolute or contingent and howsoever and whensoever created, arising, evidenced, or acquired (including all renewals, extensions, and modifications thereof and substitutions therefor), under (a) any and all Swap Agreements, and (b) any and all cancellations, buy backs, reversals, terminations, or assignments of any Swap Agreement transaction.

“Tax Returns” has the meaning given to such term in Section 3.22.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees, or other charges imposed by any Governmental Authority, including any interest, additions to tax, or penalties applicable thereto.

“Term SOFR” means:

(a) for any calculation with respect to a SOFR Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day, the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day; and

33	[CREDIT AGREEMENT]

(b) for any calculation with respect to a Base Rate Loan on any day, the Term SOFR Reference Rate for a tenor of one month on the day (such day, the “Base Rate Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to such day, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Base Rate Term SOFR Determination Day, the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Base Rate Term SOFR Determination Day.

“Term SOFR Adjustment” means, for any calculation with respect to a Base Rate Loan or a SOFR Loan, a percentage per annum as set forth below for the applicable Type of such Loan and (if applicable) Interest Period therefor:

Base Rate Loans:

0.10%

SOFR Loans:

Interest Period	Percentage
One month	0.10%
Three months	0.15%
Six months	0.25%
Twelve months	0.50%

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

34	[CREDIT AGREEMENT]

“Termination Event” means (a) the occurrence with respect to any ERISA Plan of (i) a reportable event described in Section 4043(c)(5) or (6) of ERISA or (ii) any other reportable event described in Section 4043(c) of ERISA other than such a reportable event for which the 30-day notice requirement has been waived, or (b) the withdrawal by any ERISA Affiliate from an ERISA Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA, or (c) the filing of a notice of intent to terminate any ERISA Plan or the treatment of any ERISA Plan amendment as a termination under Section 4041 of ERISA, or (d) the institution of proceedings to terminate any ERISA Plan by the PBGC under Section 4042 of ERISA, or (e) any other event or condition which might constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any ERISA Plan, or (f) any failure by any ERISA Plan to satisfy the ERISA Plan Funding Rules, whether or not waived, or (g) the filing pursuant to Section 412(c) of the Internal Revenue Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any ERISA Plan, the failure to make by its due date a required installment under Section 430(j) of the Internal Revenue Code with respect to any ERISA Plan, or (h) a determination that any ERISA Plan is, or is expected to be, an at-risk plan (as defined in Section 430 of the Internal Revenue Code or Section 303 of ERISA) and the funding target attainment percentage (as defined in Section 430 of the Internal Revenue Code or Section 303 of ERISA) for such plan is, or is expected to be, less than 60%, or (i) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent, upon any ERISA Affiliate.

“Threshold Amount” means $500,000.00.

“Type” means, with respect to any Loan, the characterization of such Loan as either a Base Rate Loan or a SOFR Loan.

“UCC” means the Uniform Commercial Code, as in effect from time to time, of the State of Colorado or of any other state the laws of which are required to be applied in connection with the attachment, perfection, or priority of, or remedies with respect to, the Administrative Agent’s Lien on any Collateral.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“United States” and “U.S.” mean the United States of America.

“Unused Availability” means, at any time of determination, an amount equal to (a) the lesser of (i) the Aggregate Commitment and (ii) the Borrowing Base then in effect, minus (b) the Facility Usage.

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday, or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

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“U.S. Person” means any Person that is a “United States Person” as defined in Section 7701(a)(30) of the Internal Revenue Code.

“U.S. Special Resolution Regimes” has the meaning given to such term in Section 11.14.

“U.S. Tax Compliance Certificate” has the meaning given to such term in Section 2.17(g)(ii)(B)(III).

“Utilization Percentage” means, as of any day, the fraction expressed as a percentage, the numerator of which is the Facility Usage on such day, and the denominator of which is the Borrowing Base in effect on such day.

“Voting Stock” of any Person as of any date means the Equity of such Person that is at the time entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors or comparable governing body of such Person.

“Wholly-Owned Subsidiary” means any Subsidiary in which one hundred percent (100%) of the Equity, at the time as of which any determination is being made, is owned, beneficially and of record, by the Borrower, or by one or more of the other Wholly-Owned Subsidiaries of the Borrower, or both.

“Withholding Agent” means any Restricted Person and the Administrative Agent.

“Write-Down and Conversion Powers” means (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify, or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities, or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

Section 1.2. Exhibits and Schedules; Additional Definitions. All of the Exhibits and Schedules attached to this Agreement are a part hereof for all purposes. Reference is hereby made to the Security Schedule for the meaning of certain terms defined therein and used but not defined herein, which definitions are incorporated herein by reference.

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Section 1.3. Terms Generally; References and Titles. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless otherwise specified, references to a Person’s “discretion” means its sole and absolute discretion. Unless the context requires otherwise, (a) any definition of or reference to any agreement, instrument, or other document herein shall be construed as referring to such agreement, instrument, or other document as from time to time amended, supplemented, restated, or otherwise modified (subject to any restrictions on such amendments, supplements, restatements, or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all of the references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (e) any reference to any Law herein shall, unless otherwise specified, refer to such Law, as amended, modified, or supplemented from time to time, and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. References to any document, instrument, or agreement (a) shall include all of the exhibits, schedules, and other attachments thereto, and (b) shall include all of the documents, instruments, or agreements issued or executed in replacement thereof. Titles appearing at the beginning of any subdivisions are for convenience only and do not constitute any part of such subdivisions and shall be disregarded in construing the language contained in such subdivisions. The phrases “this section” and “this subsection” and similar phrases refer only to the sections or subsections hereof in which such phrases occur. The word “or” is not exclusive. Accounting terms have the meanings assigned to them by IFRS, as applied by the accounting entity to which they refer. References to “days” shall mean calendar days, unless the term “Business Day” or “U.S. Government Securities Business Day” is used.

Section 1.4. Computations and Determinations. All interest and fees hereunder shall be computed on the basis of a year of 360 days (or in the case of interest and fees computed by reference to the Adjusted Base Rate at times when the Adjusted Base Rate is based on the Prime Rate, such interest and fees shall be computed on the basis of a year of 365 days (or 366 days in a leap year)), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). All interest hereunder on any Loan shall be computed on a daily basis based upon the outstanding principal amount of such Loan as of the applicable date of determination. The applicable Adjusted Base Rate, Adjusted Term SOFR Margin Rate, Adjusted Term SOFR, or Term SOFR shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error. The date of funding of a Base Rate Loan and the first day of an Interest Period with respect to a SOFR Loan shall be included in the calculation of interest. The date of payment of a Base Rate Loan and the last day of an Interest Period with respect to a SOFR Loan shall be excluded from the calculation of interest. Each determination by a Lender Party of amounts to be paid under Article II or any other matters that are to be determined hereunder by a Lender Party shall, in the absence of manifest error, be conclusive and binding. Unless otherwise expressly provided herein or unless the Required Lenders otherwise consent, all of the financial statements and reports furnished to any Lender Party hereunder shall be prepared and all of the financial computations and determinations pursuant hereto shall be made in accordance with IFRS. Notwithstanding the foregoing, all of the financial statements delivered hereunder shall be prepared, and all of the financial covenants contained herein shall be calculated, without giving effect to any election under IFRS 9 (or any similar accounting principle) permitting a Person to value its financial liabilities at the fair value thereof.

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Section 1.5. Rounding. Any financial ratios required to be maintained by the Borrower pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein, and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

Section 1.6. Times of Day. Unless otherwise specified, all of the references herein to times of day shall be references to Mountain Time (daylight or standard, as applicable).

Section 1.7. Joint Preparation; Construction of Indemnities and Releases. This Agreement and the other Loan Documents have been reviewed and negotiated by sophisticated parties with access to legal counsel and no rule of construction shall apply hereto or thereto that would require or allow any Loan Document to be construed against any party because of its role in drafting such Loan Document. All indemnification and release provisions of this Agreement shall be construed broadly (and not narrowly) in favor of the Persons receiving indemnification or being released.

Section 1.8. Divisions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation, or liability of any Person becomes the asset, right, obligation, or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity at such time.

Section 1.9. Rates. The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to, (a) the continuation of, administration of, submission of, calculation of, or any other matter related to the Alternate Base Rate, the Term SOFR Reference Rate, Adjusted Term SOFR, the Adjusted Term SOFR Margin Rate, or Term SOFR, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor, or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor, or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Alternate Base Rate, the Term SOFR Reference Rate, Adjusted Term SOFR, the Adjusted Term SOFR Margin Rate, Term SOFR, or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation, or composition of any Conforming Changes. The Administrative Agent and its Affiliates or other related entities may engage in transactions that affect the calculation of the Alternate Base Rate, the Term SOFR Reference Rate, Adjusted Term SOFR, the Adjusted Term SOFR Margin Rate, Term SOFR, any alternative, successor, or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain the Alternate Base Rate, the Term SOFR Reference Rate, Adjusted Term SOFR, the Adjusted Term SOFR Margin Rate, Term SOFR, or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender, or any other Person for damages of any kind, including direct or indirect, special, punitive, incidental, or consequential damages, costs, losses, or expenses (whether in tort, contract, or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

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Section 1.10. Conforming Changes. In connection with the use or administration of Term SOFR, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. The Administrative Agent will promptly notify the Borrower and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of Term SOFR.

ARTICLE II - The Loans and Letters of Credit

Section 2.1. Commitments to Lend; Notes. Subject to the terms and conditions set forth herein, each Lender agrees to make loans to the Borrower (herein called such Lender’s “Loans”) upon the Borrower’s request from time to time during the Commitment Period; provided that (a) subject to Section 2.16 and Section 2.19, Loans of the same Type shall be made by the Lenders in accordance with their respective Pro Rata Shares and as part of the same Borrowing, and (b) after giving effect to such Loans, the Facility Usage does not exceed the lesser of the Borrowing Base or the Aggregate Commitment then in effect. The aggregate amount of all of the Loans (other than Loans made pursuant to Section 2.12) in any Borrowing must be greater than or equal to $100,000.00 or any higher integral multiple of $100,000.00 or must equal the remaining Unused Availability. Interest on each Loan shall accrue and be due and payable as provided herein. Each Loan shall be due and payable as provided herein and shall be due and payable in full on the Maturity Date. Subject to the terms and conditions hereof, the Borrower may borrow, repay, and reborrow hereunder. The obligation of the Borrower to repay to each Lender the aggregate amount of all of the Loans made by such Lender, together with interest accruing in connection therewith, shall, at the request of such Lender, be evidenced by a single promissory note (herein called such Lender’s “Note”) made by the Borrower payable to such Lender or its registered assigns in the form of Exhibit A with appropriate insertions. The amount of principal owing on any Lender’s Note at any given time shall be the aggregate amount of all of the Loans theretofore made by such Lender minus all payments of principal theretofore received by such Lender on such Note.

Section 2.2. Requests for New Loans.

(a) Borrowing Notices. The Borrower must give to the Administrative Agent written or electronic notice (or telephonic notice promptly confirmed in writing) of any requested Borrowing of new Loans to be advanced by the Lenders. Each such notice constitutes a “Borrowing Notice” hereunder and must:

(i) specify (A) the aggregate amount of any such Borrowing of new Base Rate Loans and the date on which such Base Rate Loans are to be advanced (which date shall be a Business Day) or (B) the aggregate amount of any such Borrowing of new SOFR Loans, the date on which such SOFR Loans are to be advanced (which date shall be a Business Day and shall be the first day of the Interest Period that is to apply thereto), and the length of the Interest Period applicable thereto; and

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(ii) be received by the Administrative Agent not later than 10:00 a.m. on (A) the day on which any such Base Rate Loans are to be made or (B) the third (3rd) U.S. Government Securities Business Day preceding the day on which any such SOFR Loans are to be made.

Each such written request or confirmation must be made in the form and substance of the “Borrowing Notice” attached hereto as Exhibit B-1, duly completed, and each Borrowing Notice shall be irrevocable and binding on the Borrower. Each such telephonic request shall be deemed a representation, warranty, acknowledgment, and agreement by the Borrower as to the matters that are required to be set out in such written confirmation. If no election as to the Type of Loans comprising a Borrowing is specified in a Borrowing Notice, then the requested Borrowing shall be comprised of Base Rate Loans. If no Interest Period is specified in a Borrowing Notice with respect to any requested Borrowing of SOFR Loans, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration.

(b) Notice to Lenders by the Administrative Agent. Upon receipt of any such Borrowing Notice, the Administrative Agent shall give each Lender prompt notice of the terms thereof. If all of the conditions precedent to such new Loans have been met, each Lender will on the date requested promptly remit to the Administrative Agent at the Administrative Agent’s Lending Office the amount of such Lender’s new Loan in immediately available funds, and upon receipt of such funds, unless to its actual knowledge any conditions precedent to such Loans have been neither met nor waived as provided herein, the Administrative Agent shall promptly make such Loans available to the Borrower.

(c) Presumption of Funding by the Lenders. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may in its discretion assume that such Lender has made such share available on such date in accordance with this Section 2.2 and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (1) in the case of a payment to be made by such Lender, the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation and (2) in the case of a payment to be made by the Borrower, the interest rate applicable to Base Rate Loans. If the Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period. If such Lender pays its share of the applicable Borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender’s Loan included in such Borrowing. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

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Section 2.3. Continuations and Conversions of Existing Loans.

(a) Continuations and Conversions. The Borrower may make the following elections with respect to Loans already outstanding: to convert Base Rate Loans to SOFR Loans, to convert SOFR Loans to Base Rate Loans on the last day of the Interest Period applicable thereto, and to continue SOFR Loans beyond the expiration of the Interest Period applicable thereto by designating a new Interest Period to take effect at the time of such expiration. In making such elections, the Borrower may combine existing Loans made pursuant to separate Borrowings into one new Borrowing or divide existing Loans made pursuant to one Borrowing into separate new Borrowings; provided, however, that the Borrower may have no more than five (5) Borrowings of SOFR Loans outstanding at any time.

(b) Continuation/Conversion Notices. To make any such election, the Borrower must give to the Administrative Agent written notice (or telephonic notice promptly confirmed in writing) of any such Conversion or Continuation of existing Loans, with a separate notice given for each new Borrowing. Each such notice constitutes a “Continuation/Conversion Notice” hereunder and must:

(i) specify the existing Loans that are to be Continued or Converted;

(ii) specify (A) the aggregate amount of any Borrowing of Base Rate Loans into which such existing Loans are to be Converted and the date on which such Conversion is to occur (which date shall be a Business Day) or (B) the aggregate amount of any Borrowing of SOFR Loans into which such existing Loans are to be Continued or Converted, the date on which such Continuation or Conversion is to occur (which date shall be a Business Day and shall be the first day of the Interest Period that is to apply to such SOFR Loans), and the length of the Interest Period applicable thereto; and

(iii) be received by the Administrative Agent not later than 10:00 a.m. on (A) the day on which any such Conversion to Base Rate Loans is to occur or (B) the third (3rd) U.S. Government Securities Business Day preceding the day on which any such Continuation or Conversion to SOFR Loans is to occur.

Each such written request or confirmation must be made in the form and substance of the “Continuation/Conversion Notice” attached hereto as Exhibit B-2, duly completed, and each Continuation/Conversion Notice shall be irrevocable and binding on the Borrower. Each such telephonic request shall be deemed a representation, warranty, acknowledgment, and agreement by the Borrower as to the matters that are required to be set out in such written confirmation.

(c) Notice to Lenders by the Administrative Agent. Upon receipt of any such Continuation/Conversion Notice, the Administrative Agent shall give each Lender prompt notice of the terms thereof. No new funds shall be repaid by the Borrower or advanced by any Lender in connection with any Continuation or Conversion of existing Loans pursuant to this section, and no such Continuation or Conversion shall be deemed to be a new advance of funds for any purpose; such Continuations and Conversions merely constitute a change in the interest rate applicable to already outstanding Loans.

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(d) Effect of Failure to Deliver Timely Continuation/Conversion Notice and Events of Default on Interest Election. Upon the expiration of an Interest Period, in the absence of a Continuation/Conversion Notice submitted to the Administrative Agent not less than three (3) U.S. Government Securities Business Days prior to the end of such Interest Period, the SOFR Loans then maturing shall be automatically converted to Base Rate Loans. Anything herein to the contrary notwithstanding, if a Borrowing Base Deficiency or an Event of Default exists, (1) the commitment of the Lenders to make SOFR Loans, continue SOFR Loans as SOFR Loans, or convert Base Rate Loans to SOFR Loans shall be immediately suspended, (2) any request for a SOFR Loan or for a conversion to or continuation of a SOFR Loan shall be automatically withdrawn and shall be deemed a request for a Base Rate Loan, and (3) outstanding SOFR Loans shall be converted automatically to Base Rate Loans on the last day of the Interest Period thereof.

Section 2.4. Use of Proceeds. The Borrower shall use the proceeds of the Loans to fund the development of the Oil and Gas Properties of the Restricted Persons, to finance acquisitions of Oil and Gas Properties permitted hereby, to finance capital expenditures, to refinance Letter of Credit Liabilities, to pay fees and expenses incurred under the Loan Documents, and to provide working capital for its operations and for other lawful general business purposes. The Borrower shall use all of the Letters of Credit for its lawful general business purposes. In no event shall the funds from any Loan or any Letter of Credit be used directly or indirectly by any Person for personal, family, household, or agricultural purposes or for the purpose, whether immediate, incidental, or ultimate, of purchasing, acquiring, or carrying any “margin stock” (as such term is defined in Regulation U) or to extend credit to others directly or indirectly for the purpose of purchasing or carrying any such margin stock. The Borrower represents and warrants that the Borrower is not engaged principally, or as one of the Borrower’s important activities, in the business of extending credit to others for the purpose of purchasing or carrying such margin stock. No Borrowing or Letter of Credit, use of proceeds, or other transaction contemplated by this Agreement will violate any Anti-Corruption Law or applicable Sanctions.

Section 2.5. Interest Rates and Fees; Payment Dates.

(a) Interest Rates. From and following the Closing Date, depending upon the Borrower’s election from time to time, subject to the terms hereof, to have Borrowings of the Loans accrue interest determined by reference to the Adjusted Base Rate or the Adjusted Term SOFR Margin Rate, the principal amount of the Loans outstanding from day to day shall bear interest at the applicable rates per annum set forth below:

(i) if a Base Rate Loan, then at a rate per annum equal to the Adjusted Base Rate; and

(ii) if a SOFR Loan, then at a rate per annum equal to the Adjusted Term SOFR Margin Rate.

(b) Default Rate. Notwithstanding the foregoing, from and after the occurrence and during the continuance of an Event of Default, whether at stated maturity, upon acceleration, or otherwise, and at all times when a Borrowing Base Deficiency exists, all of the outstanding Loans shall bear interest, after as well as before judgment, at a rate per annum equal to the Default Rate.

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(c) Unused Fees. From and following the Closing Date, the Borrower will pay to the Administrative Agent, for the account of each Lender in accordance with such Lender’s Pro Rata Share, an unused fee (determined on a daily basis) in an amount equal to the product of (i) the Unused Availability at the end of each such day and (ii) the Commitment Fee Rate. Accrued unused fees shall be due and payable in arrears on the last day of each Fiscal Quarter and at the end of the Commitment Period.

(d) Borrowing Base Increase Fee. The Borrower will pay to the Administrative Agent, for the account of each Lender then party to this Agreement, on each Determination Date on which the Borrowing Base is increased, a borrowing base increase fee in an amount to be mutually agreed upon and to be set forth in a separate written agreement. Such borrowing base increase fee shall be due and payable on the effective date of such Borrowing Base increase.

(e) Fee Letter. In addition to all of the other amounts due under the Loan Documents, the Borrower will pay to the Administrative Agent the fees required by the Fee Letter.

(f) Payment Dates. On each Interest Payment Date, the Borrower shall pay to the Administrative Agent for the account of the Lenders to whom such payment is owed all of the unpaid interest that has accrued on the Loans to but excluding such Interest Payment Date. On the Maturity Date, the Borrower shall pay to the Administrative Agent for the account of the Lenders to whom such payment is owed the entire unpaid principal balance of the Loans then outstanding and all of the accrued and unpaid interest on the Loans.

Section 2.6. Optional Prepayments. The Borrower may, from time to time and without premium or penalty, prepay the Loans, in whole or in part, upon prior written notice to the Administrative Agent; provided that (i) such notice must be received by the Administrative Agent not later than 10:00 a.m. (A) on the Business Day preceding the day on which any Base Rate Loan is to be prepaid and (B) on the third (3rd ) U.S. Government Securities Business Day preceding the day on which any SOFR Loan is to be prepaid, (ii) the aggregate amount of any partial prepayment of principal of the Loans equals $100,000.00 or any higher integral multiple of $100,000.00 (or, if the remaining balance of the Loans is less than $100,000, then the amount of such remaining balance), and (iii) if the Borrower prepays any SOFR Loan on any day other than the last day of the Interest Period applicable thereto, it shall pay to the Administrative Agent any amounts due under Section 2.16. Each prepayment of principal under this section shall be accompanied by all of the interest then accrued and unpaid on the principal so prepaid. Any principal or interest prepaid pursuant to this section shall be in addition to, and not in lieu of, all payments otherwise required to be paid under the Loan Documents at the time of such prepayment.

Section 2.7. Mandatory Prepayments.

(a) Aggregate Commitment Prepayments. If at any time the Facility Usage exceeds the Aggregate Commitment (whether due to a reduction in the Aggregate Commitment in accordance with this Agreement or otherwise), the Borrower shall immediately upon demand prepay the principal of the Loans (and after all of the Loans are repaid in full, provide Cash Collateral in accordance with Section 2.14) in an amount at least equal to such excess.

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(b) Borrowing Base Deficiency Prepayments. If at any time the Facility Usage is less than or equal to the Aggregate Commitment but in excess of the Borrowing Base (such excess being herein called a “Borrowing Base Deficiency”), within ten (10) days after the Administrative Agent delivers a Borrowing Base Deficiency Notice to the Borrower, the Borrower shall give notice to the Administrative Agent electing to eliminate the Borrowing Base Deficiency as provided in clause (i), (ii), or (iii) of this subsection, or in a combination of clauses (i), (ii) and (iii) of this subsection (such notice from the Borrower, the “Election Notice”), whereupon the Borrower shall be obligated to eliminate such Borrowing Base Deficiency in such manner, and any failure to deliver such Election Notice shall be deemed to be an election by the Borrower to eliminate such deficiency as provided in clause (i):

(i) prepay the principal of the Loans (and, if the Facility Usage exceeds the Borrowing Base after all of the Loans are repaid in full, provide Cash Collateral in accordance with Section 2.14) in an aggregate amount sufficient to eliminate such Borrowing Base Deficiency (or, if the Facility Usage exceeds the Borrowing Base after the Loans have been paid in full, provide Cash Collateral in accordance with Section 2.14), such prepayment to be made in full on or before the thirtieth (30th) day after the Borrower’s receipt of the Borrowing Base Deficiency Notice;

(ii) prepay the principal of the Loans (and after all of the Loans are repaid in full, provide Cash Collateral in accordance with Section 2.14) in up to six (6) monthly installments in an aggregate amount at least equal to such Borrowing Base Deficiency, with each such installment equal to or in excess of one-sixth of such Borrowing Base Deficiency, and with the first such installment to be paid within thirty (30) days after the Borrower’s receipt of the Borrowing Base Deficiency Notice and the subsequent installments to be due and payable at one month intervals thereafter until such Borrowing Base Deficiency has been eliminated; provided, however, the Borrower shall have demonstrated to the satisfaction of the Administrative Agent on or before the date of the first such payment that the Borrower has sufficient available monthly cash from its Projected PDP Oil and Gas Production to make such payments; or

(iii) provide (or cause the other Restricted Persons to provide) Security Documents in form and substance satisfactory to the Administrative Agent granting, confirming, and perfecting first and prior Liens on collateral acceptable to all of the Lenders (subject only to Permitted Liens), to the extent needed to allow all of the Lenders to increase the Borrowing Base (as they in their reasonable discretion deem consistent with prudent oil and gas banking industry lending standards at the time) to an amount that eliminates such Borrowing Base Deficiency, and such Security Documents shall be executed and delivered to the Administrative Agent within thirty (30) days after the Administrative Agent confirms to the Borrower what collateral shall be required. If, prior to any such specification by the Administrative Agent, the Required Lenders determine that the giving of such Security Documents will not serve to eliminate such Borrowing Base Deficiency, then, within ten (10) days after receiving notice of such determination from the Administrative Agent, the Borrower will elect to make, and thereafter make, the prepayments specified in either of the preceding clauses (i) or (ii) of this subsection (b).

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(c) Excess Cash Prepayments. If, at the end of any Excess Cash Test Day, the Restricted Persons have any Excess Cash, the Borrower shall prepay the principal of the Loans in an amount equal to the lesser of the unpaid principal balance of the Loans and the amount of such Excess Cash within five (5) Business Days after such Excess Cash Test Day (provided that no such prepayment need be made under this subsection if the amount thereof would be less than $100,000 as of the day such prepayment would be required to be made). Each prepayment under this subsection shall be accompanied, on the date of such prepayment, by a notice from the Borrower to the Administrative Agent specifying (i) the amount of such prepayment, (ii) the specific Borrowings that are being prepaid by such prepayment, including the SOFR Loans, if any, that are being prepaid by such prepayment, and (iii) the date of such prepayment, which notice may be delivered electronically. Each prepayment under this subsection shall be applied to specific Borrowings as specified by the Borrower and shall be applied ratably to the Loans included in such prepaid Borrowings; provided that if the Borrower fails to so specify such Borrowings, then the Administrative Agent shall first prepay any outstanding Base Rate Loans and then to any SOFR Loans specified by the Administrative Agent in its discretion.

(d) Prepayments Generally. Each prepayment of principal under this section shall be accompanied by all of the interest then accrued and unpaid on the principal so prepaid. Any principal or interest prepaid pursuant to this section shall be in addition to, and not in lieu of, all payments otherwise required to be paid under the Loan Documents at the time of such prepayment.

Section 2.8. Borrowing Base.

(a) Initial Borrowing Base. During the period from and including the Closing Date to but excluding the first Determination Date, the Borrowing Base shall be $20,000,000.00.

(b) Scheduled Borrowing Base Redeterminations. By March 1 and September 1 of each year, commencing with the first such date to occur after the Closing Date, the Borrower shall furnish to each Lender all of the information, reports, and data that the Administrative Agent has then reasonably requested concerning the businesses and properties of the Restricted Persons (including their Oil and Gas Properties and interests and the reserves and production relating thereto), together with, as applicable, the Engineering Report as of the preceding December 31 described in Section 4.2(e) or as of June 30 of such year described in Section 4.2(f). Within fifteen (15) days after receiving such information, reports, and data, or as promptly thereafter as practicable, the Administrative Agent shall determine the amount of a proposed Borrowing Base, and the Administrative Agent shall then deliver to each Lender such proposed Borrowing Base. Within fifteen (15) days after the Lenders’ receipt of such proposed Borrowing Base, or as promptly thereafter as practicable, the Required Lenders shall agree on an amount for the Borrowing Base (provided that all of the Lenders must agree on any increase in the Borrowing Base), which Borrowing Base need not be equal to such proposed Borrowing Base. The Required Lenders shall determine the amount of the Borrowing Base based upon the loan collateral value that they in their discretion assign to the discounted net present value of the Oil and Gas Properties of the Restricted Persons included in the Collateral at the time in question and based upon such other credit factors (including the assets, liabilities, cash flow, hedged and unhedged exposure to price, foreign exchange rate, and interest rate changes, business, properties, prospects, management, and ownership of the Restricted Persons) as they in their discretion deem significant. If the Required Lenders (or all of the Lenders in the case of an increase in the Borrowing Base) have not approved the Borrowing Base within the fifteen (15) day period after their receipt of such proposed Borrowing Base, the Administrative Agent shall poll the Lenders to ascertain the highest Borrowing Base then acceptable to a number of the Lenders sufficient to constitute the Required Lenders (or all of the Lenders in the case of an increase in the Borrowing Base) and such amount shall then become the Borrowing Base. The Administrative Agent shall by notice to the Borrower designate such amount as the new Borrowing Base available to the Borrower hereunder, which designation shall take effect immediately on the date such notice is sent and shall remain in effect until but not including the next Determination Date. It is expressly understood that the Lenders and the Administrative Agent have no obligation to agree upon or designate the Borrowing Base at any particular amount, whether in relation to the Maximum Credit Amount or otherwise, and that the Lenders’ commitments to advance funds hereunder are determined by reference to the Borrowing Base from time to time in effect, which Borrowing Base shall be used for calculating unused fees under Section 2.5(c) and, to the extent permitted by Law and regulatory authorities, for the purposes of capital adequacy determination and reimbursements under Section 2.16.

45	[CREDIT AGREEMENT]

(c) Failure to Deliver Engineering Information. If the Borrower does not furnish all such information, reports, and data by the date specified in the first sentence of subsection (b) of this section, the Administrative Agent may nonetheless determine the Borrowing Base at any amount that the Required Lenders determine and may redetermine the Borrowing Base from time to time thereafter (provided that all of the Lenders must agree to any increase in the Borrowing Base) until each Lender receives all such information, reports, and data, whereupon the Required Lenders (or all of the Lenders, as applicable) shall designate a new Borrowing Base as described above.

(d) Special Borrowing Base Redeterminations. In addition to the redeterminations of the Borrowing Base pursuant to subsections (b) and (c) of this section, the Borrower and the Administrative Agent (or the Administrative Agent at the request of the Required Lenders) may each request additional determinations (“Special Determinations”) of the Borrowing Base from time to time; provided that no such Person may request more than one (1) Special Determination between Scheduled Determinations. In the event that the Administrative Agent (or the Administrative Agent at the request of the Required Lenders) requests such a Special Determination, the Administrative Agent shall promptly deliver notice of such request to the Borrower and the Borrower shall, within thirty (30) days following the date of such request, deliver to the Lenders an Engineering Report prepared by the Staff Engineers (or, at the Borrower’s option, by the Independent Engineers) and such other information that the Administrative Agent shall have reasonably requested. In the event the Borrower requests a Special Determination, the Borrower shall deliver written notice of such request to the Lenders that includes (i) an Engineering Report prepared by the Staff Engineers (or, at the Borrower’s option, by the Independent Engineers), (ii) the amount of the Borrowing Base requested by the Borrower and to become effective on the Determination Date applicable to such Special Determination, and (iii) such other information reasonably requested by the Administrative Agent. Upon receipt of such Engineering Report and other information, the Administrative Agent shall, subject to approval of the Required Lenders, or all of the Lenders in the event of a proposed increase in the Borrowing Base, redetermine the Borrowing Base in accordance with the procedure set forth in subsection (b) of this section, which Borrowing Base shall become effective on the Determination Date applicable to such Special Determination.

46	[CREDIT AGREEMENT]

Section 2.9. Letters of Credit. On the terms and subject to the conditions set forth herein, the Commitments may be used by the Borrower, in addition to the making of Loans hereunder, for the issuance, prior to the Maturity Date, (i) by BOKF of letters of credit, guarantees, or other agreements or arrangements (each, a “Support Agreement”) to induce an LC Issuer to issue or increase the amount of, or extend the expiry date of, one or more Letters of Credit and (ii) by any LC Issuer of one or more Letters of Credit (or for increasing the amount or extending the expiry date of one or more outstanding Letters of Credit), so long as, in each case:

(a) the Borrower shall have requested such issuance, increase, or extension in writing at least two (2) Business Days before the relevant date thereof and shall have delivered to the LC Issuer the documents required under Section 2.10;

(b) after giving effect to such issuance, increase, or extension, (i) the aggregate amount of the Letter of Credit Liabilities does not exceed the LC Sublimit and (ii) the Facility Usage does not exceed the lesser of the Aggregate Commitment and the Borrowing Base then in effect;

(c) the expiration date of such Letter of Credit is no later than the Letter of Credit Termination Date;

(d) such Letter of Credit is to be used for the lawful general business purposes of the Borrower or a Subsidiary of the Borrower that is a Guarantor;

(e) such Letter of Credit is not directly or indirectly used to assure payment of or otherwise support any Indebtedness of any Person other than Indebtedness of the Borrower or a Subsidiary of the Borrower that is a Guarantor;

(f) the issuance, increase, or extension of such Letter of Credit will be in compliance with all applicable governmental restrictions, policies, and guidelines and will not subject the LC Issuer to any cost that is not reimbursable under Article IX;

(g) the form and terms of such Letter of Credit are acceptable to the LC Issuer in its discretion; and

(h) all of the other conditions in this Agreement to the issuance, increase, or extension of such Letter of Credit have been satisfied (including the conditions set forth in Section 7.2).

The LC Issuer will honor any such request if the foregoing conditions (a) through (h) (the “LC Conditions”) have been met as of the date of issuance, increase, or extension of such Letter of Credit. The LC Issuer shall have no independent duty to ascertain whether the conditions set forth in Section 7.2 have been satisfied; provided, however, that the LC Issuer shall not issue, increase, or extend a Letter of Credit if, on or before the proposed date of issuance, increase, or extension, the LC Issuer shall have received notice from the Administrative Agent or the Required Lenders that any such condition has not been satisfied or waived. The LC Issuer may choose to honor any such request for any other Letter of Credit but has no obligation to do so and may refuse to issue, increase, or extend any other requested Letter of Credit for any reason that the LC Issuer in its discretion deems relevant. The provisions of this Agreement dealing with Letters of Credit have been agreed to only for the convenience of the parties if the LC Issuer does not ultimately choose to issue, increase, or extend any Letter of Credit for which the LC Conditions have not been satisfied. The LC Issuer shall have at all times the benefits and immunities (i) provided to the Administrative Agent in Article X with respect to any acts taken or omissions suffered by the LC Issuer in connection with Letters of Credit issued by it or proposed to be issued by it and documents pertaining to such Letters of Credit as fully as if the term “Administrative Agent” as used in Article X included the LC Issuer with respect to such acts or omissions and (ii) as additionally provided herein with respect to the LC Issuer.

47	[CREDIT AGREEMENT]

Section 2.10. Requesting Letters of Credit. The Borrower must make written application for any Letter of Credit at least two (2) Business Days before the date on which the Borrower desires for the LC Issuer to issue, increase, or extend such Letter of Credit. By making any such written application the Borrower shall be deemed to have represented and warranted that the LC Conditions described in Section 2.9 will be met as of the date of issuance, increase, or extension of such Letter of Credit. Each such written application for a Letter of Credit must be made in writing on the LC Issuer’s customary form, the terms and provisions of which are hereby incorporated herein by reference (or in such other form as may mutually be agreed upon by the LC Issuer and the Borrower). Promptly after the LC Conditions for a Letter of Credit have been met as described in Section 2.9 (or if the LC Issuer otherwise desires to issue such Letter of Credit), the LC Issuer will issue such Letter of Credit at the LC Issuer’s Lending Office. If any provisions of any LC Application conflict with any provisions of this Agreement, the provisions of this Agreement shall govern and control. The Borrower shall promptly examine a copy of each Letter of Credit and each amendment thereto that is delivered to it and, in the event of any claim of noncompliance with the Borrower’s instructions or other irregularity, the Borrower will immediately notify the LC Issuer. Notwithstanding that a Letter of Credit issued or outstanding hereunder is in support of any obligations of, or is for the account of, a Subsidiary of the Borrower, the Borrower shall be obligated to reimburse the LC Issuer hereunder for any and all drawings under such Letter of Credit. The Borrower hereby acknowledges that the issuance of Letters of Credit for the account of its Subsidiaries inures to the benefit of the Borrower, and that the Borrower’s business derives substantial benefits from the businesses of its Subsidiaries.

Section 2.11. Letter of Credit Fees. The Borrower shall pay (a) to the Administrative Agent, for the account of each Lender in accordance with such Lender’s Pro Rata Share, a letter of credit fee at a per annum rate equal to the Letter of Credit Fee Rate (which rate shall be increased by 2.00% per annum during any period in which interest on the Loans accrues at the Default Rate), and (b) to the LC Issuer, for its own account, a letter of credit fronting fee at a per annum rate equal to 0.125% (but in no event less than $500 per annum); provided, however, any Letter of Credit fees otherwise payable for the account of a Defaulting Lender with respect to any Letter of Credit as to which such Defaulting Lender has not provided Cash Collateral satisfactory to the LC Issuer pursuant to Section 2.19 shall be payable, to the maximum extent permitted by applicable Law, to the other Lenders in accordance with the upward adjustments in their respective Pro Rata Shares allocable to such Letter of Credit pursuant to Section 2.19(a)(iv), with the balance of such fee, if any, payable to the LC Issuer for its own account. In addition, the Borrower agrees to pay promptly to the LC Issuer any other fees that it may charge in connection with any Letter of Credit. The letter of credit fee and the letter of credit fronting fee will be calculated on the undrawn face amount of each Letter of Credit outstanding on each day at the above-applicable rates and will be due and payable in arrears on the last day of each Fiscal Quarter prior to the Maturity Date and on the Maturity Date.

48	[CREDIT AGREEMENT]

Section 2.12. Reimbursement.

(a) Reimbursement by the Borrower. If either (i) BOKF shall make a payment to any other LC Issuer pursuant to a Support Agreement or (ii) any LC Issuer shall honor any draw request under, and make payment in respect of, a Letter of Credit, (A) the Borrower shall reimburse BOKF or such LC Issuer, as applicable, for the amount of such payment no later than 3:30 p.m. on the date of such payment, if the Borrower shall have received notice of such payment prior to 12:00 p.m. on such date, or, if such notice has not been received by the Borrower prior to such time on such date, then not later than 3:30 p.m. on (1) the Business Day that the Borrower receives such notice, if such notice is received prior to 12:00 p.m. on the day of receipt or (2) the Business Day immediately following the day that the Borrower receives such notice, if such notice is not received prior to such time on the day of receipt, and (B) the Borrower shall (subject, for the avoidance of doubt, to the conditions to Borrowings set forth herein) be deemed to have immediately requested that the Lenders make Base Rate Loans in a principal amount equal to the amount of such payment (but solely to the extent that the Borrower shall have failed to directly reimburse BOKF or such LC Issuer, as applicable, for the amount of such payment) in accordance with their Pro Rata Shares. If any amount required to be paid by the Borrower pursuant to this subsection is so paid within one (1) Business Day after the date such payment is due, the payee shall in addition to such amount be entitled to recover from the Borrower, on demand, interest thereon calculated from such due date at the Adjusted Base Rate. If any amount required to be paid by the Borrower pursuant to this subsection is not so paid within one (1) Business Day after the date such payment is due, the payee shall in addition to such amount be entitled to recover from the Borrower, on demand, interest thereon calculated from such due date at the Default Rate for Base Rate Loans.

(b) Participation by the Lenders. The LC Issuer irrevocably agrees to grant and hereby grants to each Lender, and, to induce the LC Issuer to issue Letters of Credit hereunder, each Lender irrevocably agrees to accept and purchase and hereby accepts and purchases from the LC Issuer, on the terms and conditions hereinafter stated and for such Lender’s own account and risk, an undivided interest equal to such Lender’s Pro Rata Share of the LC Issuer’s obligations and rights under each Letter of Credit issued hereunder and the amount of Letter of Credit Liabilities paid by the LC Issuer thereunder. Each Lender unconditionally and irrevocably agrees with the LC Issuer that, if any Letter of Credit Liabilities are paid under any Letter of Credit for which the LC Issuer is not reimbursed in full by the Borrower in accordance with the terms of this Agreement and the related LC Application (including any reimbursement by means of concurrent Loans or by the application of Cash Collateral), such Lender shall (in all circumstances and without set-off or counterclaim) pay to the LC Issuer on demand (and the Administrative Agent may apply Cash Collateral provided for this purpose), in immediately available funds at the LC Issuer’s address for notices hereunder, such Lender’s Pro Rata Share of Letter of Credit Liabilities (or any portion thereof that has not been reimbursed by the Borrower). Each Lender’s obligation to pay the LC Issuer pursuant to the terms of this subsection is irrevocable and unconditional. If any amount required to be paid by any Lender to the LC Issuer pursuant to this subsection is paid by such Lender to the LC Issuer within three (3) Business Days after the date such payment is due, the LC Issuer shall in addition to such amount be entitled to recover from such Lender, on demand, interest thereon calculated from such due date at the Federal Funds Rate. If any amount required to be paid by any Lender to the LC Issuer pursuant to this subsection is not paid by such Lender to the LC Issuer within three (3) Business Days after the date such payment is due, the LC Issuer shall in addition to such amount be entitled to recover from such Lender, on demand, interest thereon calculated from such due date at the Default Rate for Base Rate Loans.

49	[CREDIT AGREEMENT]

(c) Distributions to Participants. Whenever the LC Issuer has in accordance with this section received from any Lender payment of such Lender’s Pro Rata Share of any Letter of Credit Liabilities, if the LC Issuer thereafter receives any payment of Letter of Credit Liabilities or any payment of interest thereon (whether directly from the Borrower or by application of Cash Collateral or otherwise, and excluding only interest for any period prior to the LC Issuer’s demand that such Lender make such payment of its Pro Rata Share), the LC Issuer will distribute to such Lender its Pro Rata Share of the amounts so received by the LC Issuer; provided, however, that if any such payment received by the LC Issuer must thereafter be returned by the LC Issuer, such Lender shall return to the LC Issuer the portion thereof that the LC Issuer has previously distributed to it.

(d) Calculations. A written advice setting forth in reasonable detail the amounts owing under this section, submitted by the LC Issuer to the Borrower or any Lender from time to time, shall be conclusive, absent manifest error, as to the amounts thereof.

Section 2.13. Reimbursement and Other Payments by the Borrower. The obligations of the Borrower to reimburse BOKF and/or any other LC Issuer pursuant to Section 2.12 shall be absolute, unconditional, and irrevocable and shall be performed strictly in accordance with the terms of this Agreement, under all circumstances whatsoever, including the following:

(a) any lack of validity or enforceability of, or any amendment or waiver of or any consent to departure from, any Letter of Credit or any related document;

(b) the existence of any claim, set-off, defense, or other right that any Restricted Person may have at any time against the beneficiary of any Letter of Credit, the LC Issuer (including any claim for improper payment), the Administrative Agent, or any other Person, whether in connection with any Loan Document or any unrelated transaction; provided that nothing herein shall prevent the assertion of any such claim by separate suit or compulsory counterclaim;

(c) any statement or any other document presented under any Letter of Credit proving to be forged, fraudulent, invalid, or insufficient in any respect or any statement therein being untrue or inaccurate in any respect whatsoever;

(d) any affiliation between the LC Issuer and any Lender; or

(e) to the extent permitted under applicable Law, any other circumstance or happening whatsoever, whether or not similar to any of the foregoing.

Section 2.14. Cash Collateral.

(a) Deposit Obligations of the Borrower. If (i) any Letters of Credit are outstanding at the time that (A) the Borrower is required to repay the Obligations pursuant to Section 2.7(a) or Section 2.7(b) and, after the making of such repayment, the Facility Usage exceeds the Aggregate Commitment or the Borrowing Base, as applicable, (B) the Commitments are terminated, or (C) any Obligation is accelerated, or (ii) upon the request of the Administrative Agent, the LC Issuer has honored any full or partial drawing request under any Letter of Credit and the amount of such drawing, and all other amounts due and owing to the LC Issuer in connection with such drawing, have not been repaid to the LC Issuer or if, as of the Letter of Credit Termination Date, any Letter of Credit Liabilities for any reason remain outstanding, the Borrower shall (A) deposit with the Administrative Agent cash (“Cash Collateral”) in an amount equal to 105% of the aggregate outstanding Letter of Credit Liabilities (or, with respect to clause (i)(A) of this section, in an amount equal to such excess) to be available to the LC Issuer to reimburse payments of drafts drawn under such Letters of Credit and pay any fees and expenses related thereto and (B) prepay the fee payable under Section 2.11 with respect to such Letters of Credit for the full remaining terms of such Letters of Credit. Upon termination of any such Letter of Credit and provided no Default or Borrowing Base Deficiency then exists, the unearned portion of such prepaid fee attributable to such Letter of Credit shall be refunded to the Borrower, together with the deposit described in the preceding clause (A) attributable to such Letter of Credit, but only to the extent not previously applied by the Administrative Agent or the LC Issuer in the manner described herein.

50	[CREDIT AGREEMENT]

(b) Grant of Security Interest. All Cash Collateral (other than credit support not constituting funds subject to deposit) shall be maintained in blocked, non-interest bearing deposit accounts at the Administrative Agent. The Borrower hereby grants to (and subjects to the control of) the Administrative Agent, for the benefit of the Secured Parties, and agrees to maintain, a first priority security interest in all such Cash Collateral as security for the obligations to which such Cash Collateral may be applied pursuant to Section 2.14(a).

Section 2.15. Payments to the Lenders; General Procedures. The Borrower will make each payment that it owes under the Loan Documents to the Administrative Agent for the account of the Lender Party to whom such payment is owed, in lawful money of the United States, without set-off, deduction, or counterclaim, and in immediately available funds. Each such payment must be received by the Administrative Agent no later than 11:00 a.m. on the date such payment becomes due and payable (unless provided otherwise under this Agreement). Any payment received by the Administrative Agent after such time will be deemed to have been made on the next following Business Day. Should any such payment become due and payable on a day other than a Business Day, the maturity of such payment shall be extended to the next succeeding Business Day, and, in the case of a payment of principal or past due interest, interest shall accrue and be payable thereon for the period of such extension as provided in the Loan Document under which such payment is due. Each payment under a Loan Document shall be due and payable at the place set forth for the Administrative Agent on the Lenders Schedule. When the Administrative Agent collects or receives money on account of the Obligations, the Administrative Agent shall apply all money so collected or received, as follows (except as otherwise provided in Section 8.3):

(a) first, for the payment of all Obligations that are then due (and if such money is insufficient to pay all such Obligations, first to any reimbursements due to the Administrative Agent under Section 4.9, Section 10.14, or ARTICLE IX - and then to the partial payment of all other Obligations then due in proportion to the amounts thereof, or as the Administrative Agent shall otherwise determine, in its discretion);

(b) then, for the prepayment of principal of the Loans, together with accrued and unpaid interest on the principal so prepaid; and

(c) last, for the payment or prepayment of any other Obligations.

51	[CREDIT AGREEMENT]

All payments applied to principal or interest shall be applied first to any interest then due and payable, then to principal then due and payable, and last to any prepayment of principal and interest in compliance with Section 2.6 and Section 2.7.

Section 2.16. SOFR Provisions; Changed Circumstances.

(a) Circumstances Affecting SOFR Availability. Subject to clause (c) below, in connection with any request for a SOFR Loan or a continuation thereof or otherwise, if for any reason the Administrative Agent shall determine (which determination shall be conclusive and binding absent manifest error) that “Term SOFR” cannot be determined pursuant to the definition thereof on or prior to the first day of any Interest Period, then the Administrative Agent shall promptly give notice thereof to the Borrower. Upon notice thereof by the Administrative Agent to the Borrower, (i) any obligation of the Lenders to make SOFR Loans, and any right of the Borrower to convert any Loan to or continue any Loan as a SOFR Loan, shall be suspended (to the extent of the affected SOFR Loans or the affected Interest Periods) until the Administrative Agent revokes such notice and (ii) if such determination affects the calculation of the Alternate Base Rate, the Administrative Agent shall during the period of such suspension compute the Alternate Base Rate without reference to clause (c) of the definition of “Alternate Base Rate” until the Administrative Agent revokes such notice. Upon receipt of such notice, (A) the Borrower may revoke any pending request for a borrowing or continuation of SOFR Loans (to the extent of the affected SOFR Loans or the affected Interest Periods) or, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to Base Rate Loans in the amount specified therein and (B) any outstanding affected SOFR Loans will be deemed to have been converted into Base Rate Loans immediately or at the end of the applicable Interest Period. Upon any such prepayment or conversion, the Borrower shall also pay any additional amounts required pursuant to Section 2.16(e) and/or Section 9.2(b).

(b) Laws Affecting SOFR Availability. If, after the Closing Date, the introduction of, or any change in, any applicable Law or any change in the interpretation or administration thereof by any Governmental Authority, central bank, or comparable agency charged with the interpretation or administration thereof, or compliance by any of the Lenders (or any of their respective Lending Offices) with any request or directive (whether or not having the force of law) of any such Governmental Authority, central bank, or comparable agency, shall make it unlawful or impossible for any of the Lenders (or any of their respective Lending Offices) to honor its obligations hereunder to make or maintain any SOFR Loan, or to determine or charge interest based upon SOFR or Term SOFR, such Lender shall promptly give notice thereof to the Administrative Agent and the Administrative Agent shall promptly give notice to the Borrower and the other Lenders. Thereafter, until the Administrative Agent notifies the Borrower that such circumstances no longer exist, (i) any obligation of the Lenders to make SOFR Loans, and any right of the Borrower to convert any Loan to or continue any Loan as a SOFR Loan, shall be suspended and (ii) if necessary to avoid such illegality, the Administrative Agent shall compute the Alternate Base Rate without reference to clause (c) of the definition of “Alternate Base Rate”, in each case until each such affected Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, (A) the Borrower shall, if necessary to avoid such illegality, upon demand from any Lender (with a copy to the Administrative Agent), prepay or, if applicable, convert all SOFR Loans to Base Rate Loans (in each case, if necessary to avoid such illegality, the Administrative Agent shall compute the Alternate Base Rate without reference to clause (c) of the definition of “Alternate Base Rate”, on the last day of the Interest Period therefor, if all affected Lenders may lawfully continue to maintain such SOFR Loans, to such day, or immediately, if any Lender may not lawfully continue to maintain such SOFR Loans to such day and (B) if necessary to avoid such illegality, the Administrative Agent shall during the period of such suspension compute the Alternate Base Rate without reference to clause (c) of the definition of “Alternate Base Rate”, in each case until the Administrative Agent is advised in writing by each affected Lender that it is no longer illegal for such Lender to determine or charge interest rates based upon SOFR or Term SOFR. Upon any such prepayment or conversion, the Borrower shall also pay any additional amounts required pursuant to Section 2.16(e) and/or Section 9.2(b).

52	[CREDIT AGREEMENT]

(c) Benchmark Replacement Setting.

(i) Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event, the Administrative Agent may amend this Agreement to replace the then-current Benchmark with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. on the fifth (5th) Business Day after the Administrative Agent has posted such proposed amendment to all of the Lenders and the Borrower so long as the Administrative Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Required Lenders. No replacement of a Benchmark with a Benchmark Replacement pursuant to this Section 2.16(c)(i) will occur prior to the applicable Benchmark Transition Start Date.

(ii) Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption, or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(iii) Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (A) the implementation of any Benchmark Replacement and (B) the effectiveness of any Conforming Changes in connection with the use, administration, adoption, or implementation of a Benchmark Replacement. The Administrative Agent will promptly notify the Borrower of the removal or reinstatement of any tenor of a Benchmark pursuant to Section 2.16(c)(iv). Any determination, decision, or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.16(c), including any determination with respect to a tenor, rate, or adjustment or of the occurrence or non- occurrence of an event, circumstance, or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.16(c), and shall not be a basis of any claim of liability of any kind or nature by any party hereto, all such claims being hereby waived individually by each party hereto.

53	[CREDIT AGREEMENT]

(iv) Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (A) if the then-current Benchmark is a term rate (including Term SOFR) and either (1) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (2) the administrator of such Benchmark or the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable, non-representative, non-compliant, or non- aligned tenor and (B) if a tenor that was removed pursuant to clause (A) above either (1) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (2) is not, or is no longer, subject to an announcement that it is not or will not be representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(v) Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any pending request for a SOFR Borrowing of, conversion to, or continuation of SOFR Loans to be made, converted, or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to Base Rate Loans. During a Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of the Alternate Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of the Alternate Base Rate.

(d) Illegality. If, in any applicable jurisdiction, the Administrative Agent, any LC Issuer, or any Lender determines that any applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for the Administrative Agent, any LC Issuer, or any Lender to (i) perform any of its obligations hereunder or under any other Loan Document, (ii) to fund or maintain its participation in any Loan, or (iii) issue, make, maintain, fund, or charge interest or fees with respect to any Loan or Letter of Credit, such Person shall promptly notify the Administrative Agent, then, upon the Administrative Agent notifying the Borrower, and until such notice by such Person is revoked, any obligation of such Person to issue, make, maintain, fund, or charge interest or fees with respect to any such Loan or Letter of Credit shall be suspended, and to the extent required by applicable Law, cancelled. Upon receipt of such notice, the Restricted Persons shall (A) repay that Person’s participation in the Loans or other applicable Obligations on the last day of the Interest Period for each Loan, or on another applicable date with respect to another Obligation, occurring after the Administrative Agent has notified the Borrower or, in each case, if earlier, the date specified by such Person in the notice delivered to the Administrative Agent (being no earlier than the last day of any applicable grace period permitted by applicable Law) and (B) take all reasonable actions requested by such Person to mitigate or avoid such illegality.

54	[CREDIT AGREEMENT]

(e) Compensation for Losses. In the event of (i) the payment of any principal of any SOFR Loan other than on the last day of the Interest Period applicable thereto (including as a result of an Event of Default), (ii) the conversion of any SOFR Loan other than on the last day of the Interest Period applicable thereto (including as a result of an Event of Default), (iii) the failure to borrow, convert, continue, or prepay any SOFR Loan on the date specified in any notice delivered pursuant hereto, or (iv) the assignment of any SOFR Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 2.20(b), then, in any such event, the Borrower shall compensate each Lender for any loss, cost, and expense attributable to such event, including any loss, cost, or expense arising from the liquidation or redeployment of funds.

(f) Increased Costs. If, after the Closing Date, any Change in Law: (i) shall impose, increase, modify, or deem applicable any reserve (including any reserve imposed by the Board of Governors of the Federal Reserve System, or any successor thereto), assessment, special deposit, compulsory loan, insurance charge, or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by any Lender; or (ii) shall impose on any Lender any other condition affecting its Loans, any of its Notes (if any), or its obligation to make Loans; and the result of anything described in clauses (i) and (ii) above is to increase the cost to (or to impose a cost on) any Lender of making or maintaining any Loan, or to reduce the amount of any sum received or receivable by any Lender under this Agreement or under any of its Notes (if any) with respect thereto, then upon demand by such Lender (which demand shall be accompanied by a statement setting forth the basis for such demand and a calculation of the amount thereof in reasonable detail, a copy of which shall be furnished to the Administrative Agent), the Borrower shall promptly pay to the Administrative Agent (for the account for such Lender) such additional amount as will compensate such Lender for such increased cost or such reduction, so long as such amounts have accrued on or after the day that is 270 days prior to the date on which such Lender first made demand therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 270 day period referred to above shall be extended to include the period of retroactive effect thereof).

(g) Capital Requirements. If any Lender or the LC Issuer determines that any Change in Law affecting such Lender or the LC Issuer or any lending office of such Lender or such Lender’s or the LC Issuer’s holding company, if any, regarding capital or liquidity requirements, has or would have the effect of reducing the rate of return on such Lender’s or the LC Issuer’s capital or on the capital of such Lender’s or the LC Issuer’s holding company, if any, as a consequence of this Agreement, the Commitment of such Lender, or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by the LC Issuer, to a level below that which such Lender or the LC Issuer or such Lender’s or the LC Issuer’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or the LC Issuer’s policies and the policies of such Lender’s or the LC Issuer’s holding company with respect to capital adequacy), then upon demand by such Lender or the LC Issuer (which demand shall be accompanied by a statement setting forth the basis for such demand and a calculation of the amount thereof in reasonable detail, a copy of which shall be furnished to the Administrative Agent), the Borrower shall promptly pay to the Administrative Agent for the account of such Lender or the LC Issuer, as the case may be, such additional amount or amounts as will compensate such Lender or the LC Issuer or such Lender’s or the LC Issuer’s holding company for any such reduction suffered, so long as such amount or amounts have accrued on or after the day that is 270 days prior to the date on which such Lender or the LC Issuer first made demand therefor (except that, if the Change in Law giving rise to such reductions is retroactive, then the 270 day period referred to above shall be extended to include the period of retroactive effect thereof).

55	[CREDIT AGREEMENT]

(h) Certificates for Reimbursement. A certificate of a Lender or the LC Issuer setting forth the amount or amounts necessary to compensate such Lender or LC Issuer or its holding company, as the case may be, as specified in Section 2.16(e), Section 2.16(f), or Section 2.16(g) and delivered to the Borrower, shall be conclusive absent manifest error. The Borrower shall pay such Lender or LC Issuer, as the case may be, the amount shown as due on any such certificate within ten (10) days after receipt thereof.

Section 2.17. Taxes.

(a) Defined Terms. For purposes of this Section 2.17, the term “Lender” includes any LC Issuer and the term “applicable Law” includes FATCA.

(b) Payments Free of Taxes. Any and all payments by or on account of any obligation of any Credit Party hereunder or under any other Loan Document shall be made free and clear of and without deduction or withholding for any Taxes, except as required by applicable Law. If any applicable Law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then (i) the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable Law, and (ii) if such Tax is an Indemnified Tax, then the sum payable by the applicable Credit Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this section) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(c) Payment of Other Taxes by the Borrower. Without limiting the provisions of subsection (b) above, the Borrower shall timely pay to the relevant Governmental Authority in accordance with applicable Law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes.

(d) Indemnification by the Borrower. The Borrower shall indemnify each Recipient, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this section) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

56	[CREDIT AGREEMENT]

(e) Indemnification by the Lenders. Each Lender shall severally indemnify the Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that the Borrower has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Borrower to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 11.4(d) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this subsection (e).

(f) Evidence of Payments. As soon as practicable after any payment of Taxes by any Restricted Person to a Governmental Authority pursuant to this Section 2.17, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(g) Status of Lenders.

(i) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 2.17(g)(ii)(A), (ii)(B) and (ii)(C) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

57	[CREDIT AGREEMENT]

(ii) Without limiting the generality of the foregoing:

(A) Any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of IRS Form W-9 certifying that such Lender is exempt from United States federal backup withholding tax.

(B) Any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:

(I) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed originals of IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, establishing an exemption from, or reduction of, United States federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W- 8BEN or IRS Form W-8BEN-E, as applicable, establishing an exemption from, or reduction of, United States federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(II) executed originals of IRS Form W-8ECI;

(III) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Internal Revenue Code, (x) a certificate to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Internal Revenue Code, a “10 percent shareholder” of the Borrower within the meaning of section 881(c)(3)(B) of the Internal Revenue Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Internal Revenue Code (a “U.S. Tax Compliance Certificate”) and (y) executed originals of IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable;

(IV) to the extent a Foreign Lender is not the beneficial owner, executed copies of IRS Form W-8IMY, accompanied by IRS Form W- 8ECI, IRS Form W-8BEN, IRS Form W-8BEN-E, a U.S. Tax Compliance Certificate, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate on behalf of each such direct and indirect partner; or

58	[CREDIT AGREEMENT]

(V) any other form prescribed by applicable Law as a basis for claiming exemption from or a reduction in United States federal withholding Tax duly completed together with such supplementary documentation as may be prescribed by applicable Law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made.

(C) If a payment made to a Lender under any Loan Document would be subject to United States federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or Section 1472(b) of the Internal Revenue Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by Law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Internal Revenue Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (C), “FATCA” shall include any amendments made to FATCA after the date of this Agreement. In addition, each Lender shall indemnify the Administrative Agent and the Borrower for any withholding Tax or other penalties imposed in connection with any “withholdable payment,” as defined in Section 1473 of the Internal Revenue Code, made to a Foreign Lender that has failed to comply with the reporting requirements or otherwise qualify for an exemption under FATCA.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(h) Treatment of Certain Refunds. If any party determines, in its discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.17 (including by the payment of additional amounts pursuant to this Section 2.17), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 2.17 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (h) (plus any penalties, interest, or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (h), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (h) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld, or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax Returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(i) Survival. Each party’s obligations under this Section 2.17 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments, and the repayment, satisfaction, or discharge of all of the obligations under any Loan Document.

59	[CREDIT AGREEMENT]

Section 2.18. Obligations of the Lenders Several. The obligations of the Lenders hereunder to make Loans, to fund participations in Letters of Credit, and to make payments pursuant to Section 9.3 are several and not joint. The failure of any Lender to make any Loan, to fund any such participation, or to make any payment under Section 9.3 on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan, to purchase its participation, or to make its payment under Section 9.3.

Section 2.19. Defaulting Lenders.

(a) Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by applicable Law:

(i) Waivers and Amendments. That Defaulting Lender’s right to approve or disapprove any amendment, waiver, or consent with respect to this Agreement shall be restricted as set forth in Section 11.1 and the definition of Required Lenders.

(ii) Reallocation of Payments. Any payment of principal, interest, fees, or other amounts received by the Administrative Agent for the account of that Defaulting Lender (whether voluntary or mandatory, pursuant to Article VIII, at maturity, or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 8.4 shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by that Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by that Defaulting Lender to the LC Issuer hereunder; third, if so determined by the Administrative Agent or requested by the LC Issuer, to be held as Cash Collateral for future funding obligations of that Defaulting Lender of any participation in any Letter of Credit; fourth, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which that Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Borrower, to be held in a non- interest bearing deposit account and released in order to satisfy obligations of that Defaulting Lender to fund Loans under this Agreement; sixth, to the payment of any amounts owing to the Lenders or the LC Issuer as a result of any judgment of a court of competent jurisdiction obtained by any Lender or the LC Issuer against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to that Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans or Letter of Credit Liabilities in respect of which that Defaulting Lender has not fully funded its appropriate share and (y) such Loans or Letter of Credit Liabilities were made at a time when the conditions set forth in Section 7.2 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and Letter of Credit Liabilities owed to, all of the non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or Letter of Credit Liabilities owed to, that Defaulting Lender until such time as all Loans and funded and unfunded participations in Letter of Credit Liabilities are held by the Lenders pro rata in accordance with the Commitments without giving effect to Section 2.19(a)(iv). Any payments, prepayments, or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to deposit cash pursuant to this Section 2.19 shall be deemed paid to and redirected by that Defaulting Lender, and each Lender irrevocably consents hereto.

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(iii) Certain Fees. That Defaulting Lender (1) shall not be entitled to receive any unused fee pursuant to Section 2.5(c) for any period during which that Lender is a Defaulting Lender (and the Borrower shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender) and (2) shall be limited in its right to receive Letter of Credit fees as provided in Section 2.11.

(iv) Reallocation of Pro Rata Shares to Reduce Fronting Exposure. All or any part of that Defaulting Lender’s participation in Letter of Credit Liabilities shall be reallocated among the Lenders (other than Defaulting Lenders, the “non-Defaulting Lenders”) in accordance with their respective Pro Rata Shares (calculated without regard to that Defaulting Lender’s Commitment) but only to the extent that (x) the conditions set forth in Section 7.2 are satisfied at the time of such reallocation (and, unless the Borrower shall have otherwise notified the Administrative Agent at such time, the Borrower shall be deemed to have represented and warranted that such conditions are satisfied at such time), and (y) such reallocation does not cause the aggregate amount of the Loans and participations in Letter of Credit Liabilities of any non-Defaulting Lender to exceed the lesser of (1) such non-Defaulting Lender’s Commitment and (2) such non-Defaulting Lender’s Pro Rata Share of the Borrowing Base (calculated without giving effect to any reallocations pursuant to this clause (iv)). Subject to Section 11.13, no reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that the Lender having become a Defaulting Lender, including any claim of a non-Defaulting Lender as a result of such non-Defaulting Lender’s increased exposure following such reallocation.

(v) Cash Collateral for Fronting Exposure. If the reallocation described in Section 2.19(a)(iv) cannot, or can only partially, be effected, the Borrower shall, without prejudice to any right or remedy available to it hereunder or under Law, Cash Collateralize that Defaulting Lender’s participation in Letter of Credit Liabilities (after giving effect to any partial reallocation pursuant to Section 2.19(a)(iv)) in accordance with the procedures set forth in Section 2.14.

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(b) Defaulting Lender Cure. If the Borrower, the Administrative Agent, and the LC Issuer agree in writing in their discretion that a Defaulting Lender should no longer be deemed to be a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which conditions may include arrangements with respect to any Cash Collateral), that such Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Loans and funded and unfunded participations in Letters of Credit to be held on a pro rata basis by the Lenders in accordance with their Pro Rata Shares (without giving effect to Section 2.19(a)(iv)), whereupon that Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

(c) New Letters of Credit. Notwithstanding anything to the contrary contained herein, so long as any Lender is a Defaulting Lender, the LC Issuer shall not be required to issue, extend, renew, or increase any Letter of Credit unless it is satisfied that the related exposure will be 100% covered by the Commitments of the non-Defaulting Lenders and/or Cash Collateral will be provided by the Borrower in accordance with Section 2.19(a)(v), and participating interests in any such newly issued or increased Letter of Credit shall be allocated among non-Defaulting Lenders in a manner consistent with Section 2.19(a)(iv) (and any Defaulting Lender shall not participate therein).

Section 2.20. Mitigation Obligations; Replacement of Lenders.

(a) Designation of a Different Lending Office. If any Lender requests compensation under Section 2.16(f) or Section 2.16(g), or requires the Borrower to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, then such Lender shall (at the request of the Borrower) use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches, or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.16(f), Section 2.16(g), or Section 2.17, as the case may be, in the future, and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

62	[CREDIT AGREEMENT]

(b) Replacement of Lenders. If any Lender requests compensation under Section 2.16(f) or Section 2.16(g), or if the Borrower is required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17 and, in each case, such Lender has declined or is unable to designate a different lending office to alleviate the need for such compensation, or if any Lender is a Defaulting Lender or a Non-Consenting Lender, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 11.4), all of its interests, rights (other than its existing rights to payments pursuant to Section 2.16(f), Section 2.16(g), or Section 2.17), and obligations under this Agreement and the other Loan Documents to an Eligible Assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that:

(i) the Borrower shall have paid to the Administrative Agent the assignment fee specified in Section 11.4;

(ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and its Pro Rata Share of the Letter of Credit Liabilities, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 2.16(e)) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(iii) in the case of any such assignment resulting from a claim for compensation under Section 2.16(f) or Section 2.16(g) or payments required to be made pursuant to Section 2.17, such assignment will result in a reduction in such compensation or payments thereafter;

(iv) such assignment does not conflict with applicable Law; and

(v) in the case of any assignment resulting from any Lender becoming a Non- Consenting Lender, the applicable assignee shall have consented to the applicable amendment, waiver, or consent.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply. Notwithstanding the foregoing, any Lender (other than any Defaulting Lender) being replaced pursuant to this subsection (b) shall not be required to make any such assignment and delegation if such Lender (or its Affiliate) is a Lender Counterparty, unless on or prior thereto, all of such Lender’s (or its Affiliate’s) Hedging Contracts with any Restricted Person have been terminated or novated to another Person and such Lender (or its Affiliate) shall have received payment of all amounts, if any, payable to it in connection with such termination or novation.

Section 2.21. Payments by the Borrower; Presumptions by the Administrative Agent. Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the LC Issuer hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the LC Issuer, as the case may be, the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders or the LC Issuer, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or the LC Issuer, with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

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ARTICLE III - Representations and Warranties

The Borrower hereby represents and warrants to the Administrative Agent and each Lender that:

Section 3.1. No Default. No Credit Party is in default (a) in the performance of any of its covenants and agreements contained in any Loan Document or (b) under or with respect to any of its other contractual obligations in any respect that could reasonably be expected to cause a Material Adverse Change. No Default or Event of Default has occurred and is continuing.

Section 3.2. Existence; Compliance with Law. Each Credit Party (a) is duly organized or formed, as applicable, validly existing, and (if relevant) in good standing under the Laws of the jurisdiction of its organization, incorporation, or formation, as the case may be, (b) has the limited liability company, partnership, corporate, or other legal entity power and authority and the legal right to own and operate its property and assets, including its Oil and Gas Properties, to lease the property and assets it leases and causes to be operated as lessee, and to conduct the business in which it is currently engaged under the Governmental Requirements of each jurisdiction in which it owns, leases, and/or operates its property or assets, (c) is duly qualified as a foreign limited liability company, partnership, corporation, or other legal entity and (if relevant) in good standing under the Laws of each jurisdiction where its ownership, lease, or operation of property or assets or the conduct of its business requires such qualification, (d) is in compliance with its Organizational Documents, and (e) is in compliance with all Governmental Requirements, except to the extent that the failure to comply therewith could not, individually or in the aggregate, reasonably be expected to cause a Material Adverse Change.

Section 3.3. Entity Power; Authorization; Due Execution. Each Credit Party has the power and authority, and the legal right, to execute, deliver, and perform its obligations under the Loan Documents to which it is a party and has duly taken all necessary action to authorize the execution and delivery by it of the Loan Documents to which it is a party and to authorize the consummation of the transactions contemplated thereby and the performance of its obligations thereunder. The Borrower is duly authorized to borrow funds hereunder. Each Credit Party has duly executed and delivered each Loan Document to which it is a party.

Section 3.4. No Conflicts or Consents. The execution and delivery by the Credit Parties of the Loan Documents to which each is a party, the performance by each of its obligations under such Loan Documents, including the borrowings hereunder and the use of proceeds thereof, and the consummation of the transactions contemplated by the Loan Documents do not and will not (a) in any material respect conflict with, violate, or result in a breach of any provision of (i) any Governmental Requirement, (ii) the Organizational Documents of any Credit Party, or (iii) any agreement, mortgage, indenture, instrument, document, contract, judgment, license, order, permit, or other obligation applicable to or binding upon any Credit Party or affecting any of the Collateral, (b) result in the acceleration of any Indebtedness owed by any Credit Party, or (c) result in or require the creation or imposition of any Lien upon any assets, properties, or revenues of any Credit Party, except as expressly contemplated or permitted in the Loan Documents. Except (i) as expressly contemplated in the Loan Documents and (ii) such as have been obtained or made and are in full force and effect, no permit, consent, approval, authorization, or order of, and no notice to or filing with, or other act by or in respect of, any Governmental Authority or any other Person is required on the part of or in respect of a Credit Party in connection with the borrowings hereunder or the execution, delivery, or performance by any Credit Party of any Loan Document or to consummate any transactions contemplated by the Loan Documents.

64	[CREDIT AGREEMENT]

Section 3.5. Enforceable Obligations.

(a) This Agreement is, and the other Loan Documents when duly executed and delivered will be, legal, valid, and binding obligations of each Credit Party that is a party hereto or thereto, enforceable against such Credit Party in accordance with their terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

(b) Each of the Mortgages is effective to create in favor of the Administrative Agent, for the benefit of the Secured Parties, a legal, valid, binding, and enforceable Lien on the Oil and Gas Properties described therein and the proceeds and products thereof, and when the Mortgages are filed in the designated recording offices, each Mortgage shall constitute a fully perfected first priority Lien on, and security interest in, all right, title, and interest of such Credit Party in the Oil and Gas Properties described therein and the proceeds and products thereof, as security for the Secured Obligations, in each case prior and superior in right to any other Person (other than Permitted Liens).

Section 3.6. Financial Statements.

(a) The Credit Parties have heretofore delivered to each Lender true, correct, and complete copies of the Initial Financial Statements. All of the financial statements, information, and materials of the Credit Parties heretofore delivered to any Lender fairly present the Borrower’s Consolidated financial position (including its assets and liabilities) as of the date or dates thereof and the Consolidated results of the Borrower’s operations and the Borrower’s Consolidated cash flows for the period or periods thereof. All of the financial statements, information, and materials of the Credit Parties heretofore delivered to any Lender, other than pro forma financial statements, were prepared in accordance with IFRS. All of the financial statements that are pro forma financial statements were prepared in good faith based upon assumptions believed to be reasonable at the time. As of the Closing Date, the Credit Parties have no material Guarantee Obligations, contingent liabilities and liabilities for Taxes, or any long-term leases (other than oil, gas and/or mineral leases) or unusual forward or long-term commitments, that are not reflected in the Initial Financial Statements or in other written information provided by the Borrower to the Lenders prior to the Closing Date, other than the Obligations. As of the date of the most recent financial statements delivered pursuant to Section 4.2, the Credit Parties have no material Guarantee Obligations, contingent liabilities and liabilities for Taxes, or any long-term leases (other than oil, gas and/or mineral leases) or unusual forward or long-term commitments, that are not reflected therein.

65	[CREDIT AGREEMENT]

(b) Since December 31, 2021, there has been no development or event that has caused or could reasonably be expected to cause a Material Adverse Change.

Section 3.7. Other Obligations and Restrictions. No Restricted Person has any outstanding Liabilities of any kind (including contingent obligations, tax assessments, and unusual forward or long-term commitments) that are, in the aggregate, material to the Borrower or material with respect to the Borrower’s Consolidated financial condition and not disclosed in the Initial Financial Statements or Section 3.7 of the Disclosure Schedule or otherwise permitted under Section 5.1. Except as disclosed in the Initial Financial Statements or in Section 3.7 of the Disclosure Schedule, no Restricted Person is subject to or restricted by any franchise, contract, deed, charter restriction, or other instrument, restriction, or obligation that could reasonably be expected to cause a Material Adverse Change. No performance of a contractual or other obligation by any Restricted Person, either unconditionally or upon the happening of an event, would result in the creation or imposition of a Lien (other than Permitted Liens) on the property, assets, or revenues of any Restricted Person.

Section 3.8. Full Disclosure. No certificate, report, statement, or other information delivered by any Credit Party to the Administrative Agent or any Lender in connection with the negotiation of this Agreement, in connection with any transaction contemplated hereby, or otherwise from time to time delivered hereunder contains any untrue statement of a material fact or omits to state any material fact known to any Credit Party (other than industry-wide risks normally associated with the types of businesses conducted by the Credit Parties) necessary to make the statements contained herein or therein not misleading as of the date made or deemed made; provided that to the extent any such certificate, report, statement, or other information was based upon or constitutes a forecast or projection, the Borrower represents only that it acted in good faith and utilized reasonable assumptions and due care in the preparation of such certificate, statement, report, or other information. There is no fact known to any Credit Party (other than industry-wide risks normally associated with the types of businesses conducted by the Credit Parties) that has not been disclosed to the Administrative Agent and each Lender in writing that could reasonably be expected to cause a Material Adverse Change. There are no statements or conclusions in any Engineering Report that are based upon or include misleading information or fail to take into account material information regarding the matters reported therein, it being understood that each Engineering Report is necessarily based upon professional opinions, estimates, and projections and that the Borrower does not warrant that such opinions, estimates, and projections will ultimately prove to have been accurate. To the Borrower’s knowledge, (a) each Engineering Report was prepared in good faith and with due care, and the assumptions stated therein or used in the preparation thereof are reasonable, (b) all of the information furnished by the Restricted Persons to the petroleum engineers for use in the preparation of each Engineering Report was true, correct, and complete in all material respects when furnished, and (c) there has been no decrease in the amount of the estimated proved reserves shown in any Engineering Report since the date thereof, except for changes which have occurred as a result of production in the ordinary course of business. The Borrower has delivered true, correct, and complete copies of the Initial Engineering Report to the Administrative Agent.

66	[CREDIT AGREEMENT]

Section 3.9. Litigation; Adverse Circumstances.

(a) Except as disclosed in Section 3.9 of the Disclosure Schedule: (i) there are no actions, suits, investigations or legal, equitable, arbitrative, or administrative proceedings pending, or, to any Credit Party’s knowledge, threatened, against any Credit Party or affecting any Collateral before any arbitrator, mediator, or Governmental Authority (A) with respect to any of the Loan Documents or any of the transactions contemplated thereby or (B) that could reasonably be expected cause a Material Adverse Change; and (ii) there are no outstanding judgments, injunctions, writs, rulings, or orders by any such arbitrator, mediator, or Governmental Authority against any Credit Party or any Credit Party’s stockholders, partners, members, directors, or officers or affecting any Collateral or any of its material assets or property that could reasonably be expected to cause a Material Adverse Change. None of the actions, suits, investigations or legal, equitable, arbitrative or administrative proceedings described in Section 3.9 of the Disclosure Schedule, if any, if adversely decided, will cause a Material Adverse Change.

(b) Neither the business nor any property or asset of any Credit Party is presently affected by any fire, explosion, accident, strike, lockout, or other dispute, embargo, act of God, act of public enemy or terrorism, or similar event or circumstance, nor has any other event or circumstance relating to any Credit Party’s business, affairs, properties or assets occurred, any of which could reasonably be expected to cause a Material Adverse Change.

Section 3.10. ERISA Plans and Liabilities. All of the currently existing ERISA Plans are listed in Section 3.10 of the Disclosure Schedule. Except as disclosed in Section 3.10 of the Disclosure Schedule, no Termination Event has occurred with respect to any ERISA Plan, and no event or circumstance has occurred or exists that could reasonably be expected to constitute or result in a Termination Event. All ERISA Affiliates are in compliance in all material respects with ERISA, the Internal Revenue Code, and other applicable Laws with respect to each Plan. No ERISA Affiliate is required to contribute to, or has any other absolute or contingent liability in respect of, any Multiemployer Plan or any ERISA Plan subject to Section 4064 of ERISA. There are no pending or, to the best knowledge of the Borrower, threatened, claims, actions, or lawsuits with respect to any Plan that could reasonably be expected to cause a Material Adverse Change, and there has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan that has caused or could reasonably be expected to cause a Material Adverse Change. Except as set forth in Section 3.10 of the Disclosure Schedule: (a) the current value of each ERISA Plan’s benefits does not exceed the current value of such ERISA Plan’s assets available for the payment of such benefits by more than the Threshold Amount; (b) neither the Borrower nor any other ERISA Affiliate is obligated to provide benefits to any retired employees (or their dependents) under any employee welfare benefits plan (as defined in Section 3(1) of ERISA) other than as required by applicable Law; and (c) neither the Borrower nor any other ERISA Affiliate has engaged in a transaction that could be subject to Section 4069 or Section 4212(c) of ERISA.

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Section 3.11. Environmental Laws. Except for such matters that, individually or in the aggregate, could not reasonably be expected to cause a Material Adverse Change, to the Borrower’s knowledge, after due inquiry, the conduct of each Restricted Person’s business operations and the condition of each Restricted Person’s properties or assets owned, operated, or managed by such Restricted Person do not, and the condition of each Restricted Person’s properties or assets which are operated or managed by others (including any operator of its Oil and Gas Properties) does not, violate any Environmental Law or any other Governmental Requirement relating primarily to the environment, Hazardous Materials, or health and safety. No Restricted Person has received notice of, nor is there presently existing, any judicial, administrative, arbitral, or other proceeding (including any notice of violation or alleged violation) under or relating to any Environmental Law or any environmental permit to which any Restricted Person is, or to the Borrower’s knowledge, will be, named as a party that is pending or, to the Borrower’s knowledge, threatened. No Restricted Person has received any written request for information, or been notified that any Restricted Person is a potentially responsible party, under or relating to any Environmental Law, or with respect to any Hazardous Materials or matters of environmental concern. No Restricted Person has entered into or agreed to any consent decree, order, or settlement or other agreement or undertaking, and no Restricted Person is subject to any judgment, decree, or order or other agreement, in any judicial, administrative, arbitral, or other forum for dispute resolution, relating to compliance with or liability under any Environmental Law or any other Governmental Requirement relating primarily to the environment or Hazardous Materials. No Restricted Person has assumed or retained, by contract, operation of law, or otherwise, any liabilities of any kind, fixed or contingent, known or unknown, under any Environmental Law or with respect to any Hazardous Materials or matters of environmental concern. Each Restricted Person has made available to the Administrative Agent copies of all of the significant reports, correspondence, and other documents in its possession, custody, or control regarding compliance by such Restricted Person or any operator of its Oil and Gas Properties with or potential liability of such Restricted Person or any such operator under Environmental Laws or environmental permits.

Section 3.12. Names and Places of Business. No Credit Party has, during the five (5) years preceding the Closing Date, been known by, or used any other trade or fictitious name, except as disclosed in Section 3.12 of the Disclosure Schedule or been organized in a jurisdiction other than its jurisdiction of organization as of the Closing Date.

Section 3.13. Subsidiaries. The Parent does not have any Subsidiaries except those listed in Section 3.13 of the Disclosure Schedule (or, in respect of any Subsidiaries acquired, created, or formed after the Closing Date, those disclosed to the Administrative Agent after the Closing Date in writing, which disclosure shall be deemed a supplement to Section 3.13 of the Disclosure Schedule). No Credit Party owns any Equity in any Person except those Persons listed in Section 3.13 of the Disclosure Schedule (or, in respect of any Equity purchased or otherwise acquired after the Closing Date, those Persons disclosed to the Administrative Agent after the Closing Date in writing, which disclosure shall be deemed a supplement to Section 3.13 of the Disclosure Schedule). The Parent owns, directly or indirectly, the Equity in each Subsidiary of the Parent that is indicated in Section 3.13 of the Disclosure Schedule, as supplemented by disclosures made to the Administrative Agent after the Closing Date in writing in accordance with the terms hereof. No Restricted Person has any Foreign Subsidiaries. The Parent owns no properties (whether real or personal) or assets of any kind in the United States other than Equity in Holding and assets related thereto, and Holding owns no properties (whether real or personal) or assets of any kind other than Equity in the Borrower and assets related thereto.

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Section 3.14. Margin Regulations; Investment Company Act; Patriot Act.

(a) No part of the proceeds of any Loan will be used for buying or “carrying” any “margin stock” (as such terms are defined in Regulation U) or for any purpose that violates the provisions of any Governmental Authority. If reasonably requested by the Administrative Agent, each Credit Party will furnish to the Administrative Agent a statement to the foregoing effect in conformity with the requirements of FR Form G-3 or FR Form U-1, as applicable, referred to in Regulation U.

(b) No Credit Party is an “investment company”, or a company “controlled” by an “investment company”, within the meaning of the Investment Company Act of 1940, as amended. No Credit Party is subject to regulation under any Governmental Requirement that limits its ability to incur Indebtedness, other than Regulation X of the Board of Governors of the Federal Reserve System.

(c) Each Credit Party is in compliance, in all material respects, with the Patriot Act. No part of the proceeds of the Loans will be used, directly or indirectly, for any payments to any

(i) Governmental Authority’s officials or employees, (ii) political party, (iii) official of any political party, (iv) candidate for political office, or (v) other Person acting in an official capacity, in each case, in order to obtain, retain, or direct business, or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

Section 3.15. Solvency; Compliance with Financial Covenants. After giving effect to the making of each Loan hereunder and each issuance or extension of any Letter of Credit, the execution and delivery of the Loan Documents by the Borrower and each Guarantor, and the consummation of the transactions contemplated hereby and thereby, no Credit Party will be Insolvent. The Borrower is, and after giving effect to the incurrence of all of the Indebtedness and Obligations being incurred in connection herewith will be and will continue to be, in compliance with each of the financial covenants set forth in Article VI.

Section 3.16. Title to Properties; Licenses. Each Restricted Person has (a) good and defensible title to, or valid leasehold interests in, all of the Oil and Gas Properties covered by the most recently delivered Engineering Report (except to or in any Oil and Gas Properties disposed of in accordance with, and to the extent permitted by, the terms hereof since delivery of such Engineering Report) and (b) good and defensible title to, or valid leasehold interests in, licenses of, or rights to use, all of the other Collateral owned or leased by such Restricted Person and all of its other material properties and assets necessary or used in the ordinary conduct of its business, in each case free and clear of all Liens, encumbrances, or adverse claims other than Permitted Liens and of all impediments to the use of such properties and assets in such Restricted Person’s business, except that no representation or warranty is made with respect to any Oil and Gas Properties to which no Proved Reserves are attributed. Except for changes that arise pursuant to non-consent provisions of operating or unit agreements or other agreements (if any) described in any Security Document: (x) each Restricted Person owns the net interests in production attributable to the wells and units of such Restricted Person evaluated in the most recently delivered Engineering Report subject to Permitted Liens and (y) the ownership of such properties does not in the aggregate in any material respect obligate such Restricted Person to bear the costs and expenses relating to the drilling, development, and operations of such properties in an amount materially in excess of the working interest of such properties set forth in the most recently delivered Engineering Report that is not offset by a corresponding proportionate increase in such Restricted Person’s net revenue interest in such property. Each Engineering Report at any time delivered pursuant to Section 4.2 correctly states the working interests and net revenue interests of the Restricted Persons in the Proved Reserves that are the subject of such Engineering Report as of the date of such report. Except for obligations to contribute a proportionate share of the costs of defaulting co-owners, no Restricted Person is obligated in the aggregate in any material respect, at any time during the production life of the Oil and Gas Properties, to bear any percentage share of the costs and expenses relating to the drilling, development, and production of such Proved Reserves materially in excess of such working interests that is not offset by a corresponding proportionate increase in such Restricted Person’s net revenue interest in such property, and (subject to the Loan Documents) each Restricted Person is entitled, at any time during the production life of the Oil and Gas Properties, to receive percentage shares of the revenues from the production of such Proved Reserves that are at least equal to such net revenue interests. Upon the delivery of each Engineering Report pursuant to Section 4.2, the statements made in the preceding sentences of this section shall be true and correct with respect to such Engineering Report.

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Section 3.17. Use of Proceeds and Letters of Credit. All of the Letters of Credit that have been issued, and all of the proceeds of the Loans that have been made, have been used and hereafter will be used in compliance with Section 2.4. The Borrower will not request any Borrowing or Letter of Credit, and the Borrower shall not, directly or indirectly, use, and shall ensure that the other Restricted Persons and its or their respective directors, managers, officers, employees, and agents shall not, directly or indirectly, use, the proceeds of any Borrowing or Letter of Credit (a) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (b) for the purpose of funding, financing, or facilitating any activities, business, or transaction of or with any Sanctioned Person, or in any Sanctioned Country, to the extent such activities, business, or transaction would be prohibited by Sanctions if conducted by a corporation incorporated in the United States or in a European Union member state, or (c) in any manner that would result in the violation of any Sanctions applicable to any party hereto.

Section 3.18. Leases and Contracts; Performance of Obligations. The leases, contracts, servitudes, and other agreements forming a part of the Oil and Gas Properties of the Restricted Persons covered by the most recently delivered Engineering Report are in full force and effect (except those disposed of in accordance with, and to the extent permitted by, the terms hereof since delivery of such Engineering Report). All of the rents, royalties, and other payments due and payable under such leases, contracts, servitudes, and other agreements, or under any Permitted Liens, or otherwise attendant to the ownership or operation of any Oil and Gas Properties covered by the most recently delivered Engineering Report, have been properly and timely paid (other than royalty payments suspended in the ordinary course of business); provided that, to the extent that this representation and warranty applies, involves or otherwise relates to Non-Operated Properties, such representation and warranty will be deemed qualified to the Borrower’s knowledge. No Restricted Person is in default with respect to its obligations (and no Restricted Person is aware of any default by any third party with respect to such third party’s obligations) under any such leases, contracts, servitudes, and other agreements, or under any Permitted Liens, or otherwise attendant to the ownership or operation of any part of the Oil and Gas Properties covered by the most recently delivered Engineering Report, where such default could adversely affect the ownership or operation of such Oil and Gas Properties. No Restricted Person is currently accounting for any royalties, or overriding royalties or other payments out of production, on a basis (other than delivery in kind) less favorable to such Restricted Person than proceeds received by such Restricted Person (calculated at the well or as otherwise required by the applicable oil, gas and or mineral lease) from sale of production, and no Restricted Person has any liability (or alleged liability) to account for the same on any such less favorable basis.

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Section 3.19. Marketing Arrangements. Except as set forth in Section 3.19 of the Disclosure Schedule, no Oil and Gas Property covered by the most recently delivered Engineering Report is subject to any contractual or other arrangement (a) whereby payment for production is or can be deferred for a substantial period after the month in which such production is delivered (in the case of oil, not in excess of sixty (60) days, and in the case of gas, not in excess of ninety (90) days) or (b) whereby payments are made to a Restricted Person other than by checks, drafts, wire transfers, or other similar writings, instruments, or communications for the immediate payment of money. Except for production sales contracts, processing agreements, transportation agreements, and other agreements relating to the marketing of production that are listed in Section 3.19 of the Disclosure Schedule in connection with the Oil and Gas Properties covered by the most recently delivered Engineering Report to which such contract or agreement relates: (i) no Oil and Gas Property is subject to any contractual or other arrangement for the sale, processing, or transportation of production (or otherwise related to the marketing of production) that cannot be canceled by such Restricted Person on one hundred twenty (120) days’ (or less) notice or that does not provide for the prices to be paid for such production to float with the market at least as often as monthly, and (ii) all of the contractual or other arrangements for the sale, processing, or transportation of production (or otherwise related to the marketing of production) are bona fide arm’s length transactions made on the best terms reasonably available with third parties not affiliated with the Restricted Persons. Each Restricted Person is presently receiving a price for the production from (or attributable to) each Oil and Gas Property covered by the most recently delivered Engineering Report that is subject to a production sales contract or marketing contract that is computed in all material respects in accordance with the terms of such contract, and no Restricted Person is having deliveries of production from any such Oil and Gas Property curtailed materially below such property’s delivery capacity, except for curtailments caused (1) by an act or event of force majeure not reasonably within the control of and not caused by the fault or negligence of a Restricted Person and which by the exercise of reasonable diligence such Restricted Person is unable to prevent or overcome or (2) by routine maintenance requirements in the ordinary course of business.

Section 3.20. Right to Receive Payment for Future Production. Except as set forth in Section 3.20 of the Disclosure Schedule, no Restricted Person, nor any Restricted Person’s predecessors in title, has received prepayments (including payments for gas not taken pursuant to “take or pay” or other similar arrangements) for any Hydrocarbons produced or to be produced from any Oil and Gas Properties covered by the most recently delivered Engineering Report. Except as set forth in Section 3.20 of the Disclosure Schedule, no Oil and Gas Property covered by the most recently delivered Engineering Report is subject to any “take or pay,” gas imbalance, or other similar arrangement (a) as a result of which Hydrocarbons produced from such Oil and Gas Property may be required to be delivered to one or more third parties without current payment (or without full payment) therefor or (b) that is determined in whole or in part by reference to the production or transportation of Hydrocarbons from other properties. Except as set forth in Section 3.20 of the Disclosure Schedule, there is no Oil and Gas Property covered by the most recently delivered Engineering Report with respect to which any Restricted Person, or any Restricted Person’s predecessors in title, has, prior to the Closing Date, taken materially more (“overproduced”), or less (“underproduced”), gas from the lands covered thereby (or pooled or unitized therewith) than its ownership interest in such Oil and Gas Property would entitle it to take, and Section 3.20 of the Disclosure Schedule accurately reflects, for each well or unit with respect to which such an imbalance is shown thereon to exist, (i) whether such Restricted Person is overproduced or underproduced and (ii) the volumes (in cubic feet or British thermal units) of such overproduction or underproduction and the effective date of such information. Since the Closing Date, no material changes have occurred in such overproduction or underproduction except those that have been reported as required pursuant to Section 4.2. No Oil and Gas Property covered by the most recently delivered Engineering Report is subject to any regulatory refund obligation and, to the best of each Restricted Person’s knowledge, no facts exist that might cause the same to be imposed.

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Section 3.21. Operation of Borrowing Base Properties. The Oil and Gas Properties covered by the most recently delivered Engineering Report (and all of the properties unitized therewith) are being (and, to the extent the same could adversely affect the ownership or operation of the Oil and Gas Properties covered by the most recently delivered Engineering Report after the Closing Date, have in the past been) maintained, operated, and developed in a good and workmanlike manner, in accordance with prudent industry standards and in conformity with all Governmental Requirements and in conformity with all oil, gas, or other mineral leases and other contracts and agreements forming a part of the Oil and Gas Properties covered by the most recently delivered Engineering Report and in conformity with the Permitted Liens. No Oil and Gas Property covered by the most recently delivered Engineering Report is subject to having allowable production reduced after the Closing Date below the full and regular allowable (including the maximum permissible tolerance) because of any overproduction (whether or not the same was permissible at the time) prior to the Closing Date. All of the oil and gas wells located on the Oil and Gas Properties covered by the most recently delivered Engineering Report (or properties unitized therewith) have been drilled and completed within the boundaries of the applicable Oil and Gas Properties or within limits otherwise permitted by a valid and enforceable pooling, unit, or other agreement or contract or by applicable Law, and none of such oil and gas wells is deviated from the vertical or horizontal, as applicable, more than the maximum permitted by Governmental Requirements. There are no dry holes, or otherwise inactive wells, located on the Oil and Gas Properties covered by the most recently delivered Engineering Report or on lands pooled or unitized therewith, except for wells that have been properly plugged and abandoned. Each Restricted Person has all licenses, permits, consents, approvals, franchises and intellectual property (or otherwise possesses the right to use such intellectual property without the violation of the rights of any other Person) necessary or appropriate to own and operate (or cause the operator to operate) its Oil and Gas Properties covered by the most recently delivered Engineering Report, except for those licenses, permits, consents, approvals, franchises and intellectual property the failure of which to possess could not reasonably be expected to cause a Material Adverse Change. No Restricted Person is in violation in any material respect of the terms under which it possesses, or possesses the right to use, any such licenses, permits, consents, approvals, franchises and intellectual property. To the Borrower’s knowledge, each Person (including each operator of the Oil and Gas Properties) has all necessary permits, licenses, consents and approvals and is in compliance in all material respects with the terms and conditions of all such permits, licenses, consents and approvals, as well as with all other underlying contracts, documents and agreements (including the operating agreement between any Restricted Person and any operator of its Oil and Gas Properties). To the extent that the representations and warranties in this Section 3.21 apply, involve or otherwise relate to Non-Operated Properties, such representations and warranties shall be deemed qualified to the Borrower’s knowledge.

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Section 3.22. Taxes. Each Credit Party has timely filed, or caused to be timely filed, all federal, state, and other tax returns, reports, and statements (collectively, “Tax Returns”) that are required to be filed by such Credit Party with the appropriate Governmental Authorities in all jurisdictions in which such Tax Returns are required to be filed. All such Tax Returns are true and correct in all material respects, and each Credit Party has timely paid, prior to the date on which any fine, penalty, interest, late charge, or loss may be added thereto for non-payment thereof, all of the Taxes shown to be due and payable on said Tax Returns or on any assessments made against such Credit Party or any of such Credit Party’s properties or assets, and all of the other Taxes, fees, or other charges imposed on such Credit Party or any of such Credit Party properties or assets by or otherwise due and payable to any Governmental Authority (other than any for which the amount or validity of which are currently being contested in good faith by appropriate proceedings, if necessary, and for which adequate reserves have been set aside in accordance with IFRS). No tax Lien has been filed against the property or assets of any Credit Party, and, to the Borrower’s knowledge, no claim is being asserted with respect to any such Tax, fee, or other charge. No Tax Return is under audit or examination by any Governmental Authority and no notice of such an audit or examination or any assertion of any claim for Taxes has been given or made by any Governmental Authority. Proper and accurate amounts have been withheld by each Credit Party, if and to the extent any such withholdings are so required, for all periods in full and complete compliance with the tax, social security, health care, and unemployment withholding provisions of applicable Governmental Requirements, and such withholdings, if any, have been timely paid to the respective Governmental Authorities. No Credit Party (a) intends to treat the Loans or any other transaction contemplated hereby as being a “reportable transaction” (within the meaning of Treasury Regulation 1.6011-4) and (b) is aware of any facts or events that would result in such treatment. Without limiting the generality of the foregoing, each Credit Party has paid and discharged all ad valorem Taxes that are payable and have been assessed against its properties or any part thereof and all production, severance, and other Taxes that are payable and have been assessed against, or measured by, the production or the value, or proceeds, of the production therefrom.

Section 3.23. Swap Agreements.

(a) Section 3.23 of the Disclosure Schedule, as of the Closing Date or as of the date otherwise set forth therein, and after the Closing Date, each report required to be delivered by the Borrower pursuant to Section 4.2(d), sets forth a true and complete list of all of the Hedging Contracts of the Restricted Persons, the material terms thereof (including the type, term, effective date, termination date, and notional amounts or volumes), the estimated net mark-to-market value thereof, and the counterparty to each such Hedging Contract. The Borrower is a Qualified ECP Guarantor.

(b) The rate, asset, liability, or other notional item underlying any Specified Swap Agreement regarding an interest or monetary rate, or foreign exchange swap, entered into or executed in connection with this Agreement is, or is directly related to, a financial term hereof.

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(c) The aggregate notional amount of all of the Swap Agreements entered into or executed by the Borrower in connection with the financial terms of this Agreement, whether entered into or executed with the Borrower or any other individual or entity, will not at any time exceed the aggregate principal amount outstanding hereunder, as such amounts may be determined or calculated contemporaneously from time to time during and throughout the term of this Agreement.

(d) Each Swap Agreement entered into or executed in connection with the financial terms of this Agreement has been or will be entered into no earlier than 90 days before and no later than 180 days after the Closing Date or of any transfer of principal hereunder.

(e) The purpose of any Swap Agreements in respect of any commodity entered into or executed in connection with this Agreement is to hedge commodity price risks incidental to a Restricted Person’s business and arising from potential changes in the price of such commodity.

(f) Each Swap Agreement entered into or executed in connection with this Agreement mitigates against the risk of repayment hereof and is not for the purpose of speculation.

For purposes of this section, the term (i) “financial term” shall include the duration or term of this Agreement, rate of interest, the currency or currencies in which the Loan is made and its principal amount, and (ii) “transfer of principal” means any draw of principal under this Agreement, any amendment, restructuring, extension, or other modification of this Agreement.

Section 3.24. Insurance. The Restricted Persons have insurance coverage in such amounts and against such risks as are usually insured against by companies similarly situated and engaged in the same or a similar business, and the Oil and Gas Properties of each Restricted Person are insured with financially sound and reputable insurance companies that are not Affiliates of such Restricted Person, in such amounts, with such deductibles, and covering such risks as are required to comply with Section 4.8. The Administrative Agent has been named as “additional insured” in respect of such liability insurance policies, and the Administrative Agent has been named as “loss payee” with respect to such property loss insurance covering Collateral. As to all improved real property constituting Collateral, (a) the Administrative Agent has received such flood hazard determination forms, notices, and confirmations thereof, and effective flood hazard insurance policies (if applicable) with respect to such Collateral on or prior to the Closing Date, (b) all flood hazard insurance policies required hereunder have been obtained and remain in full force and effect, and the premiums thereon have been paid in full, and (c) except as the Borrower has previously given written notice thereof to the Administrative Agent, there has been no redesignation of any property into or out of special flood hazard area. No Restricted Person has been refused insurance for any material coverage for which it has applied or has had any policy of insurance terminated (other than at such Restricted Person’s request).

Section 3.25. Anti-Corruption Laws and Sanctions. Each Credit Party has implemented and maintains in effect policies and procedures designed to ensure compliance by such Credit Party and its Subsidiaries and their respective directors, managers, officers, employees, and agents with Anti-Corruption Laws and applicable Sanctions. Each Credit Party and its Subsidiaries and their respective directors, managers, officers, and employees and, to the knowledge of such Credit Party, their respective agents, are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in any Credit Party being designated as a Sanctioned Person. None of (a) the Credit Parties and their Subsidiaries or any of their respective directors, managers, officers, or employees or (b) to the knowledge of any Credit Party, the agents of the Credit Parties or any Subsidiary of any Credit Party that will act in any capacity in connection with or benefit from the credit facility established hereby, is a Sanctioned Person. No Borrowing or Letter of Credit, use of proceeds, or other transaction contemplated by this Agreement will violate any Anti-Corruption Law or applicable Sanctions.

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Section 3.26. Not an Affected Financial Institution. No Credit Party is an Affected Financial Institution.

Section 3.27. Beneficial Ownership. As of the Closing Date, the information included in each Beneficial Ownership Certification, if any, is true and correct in all respects.

ARTICLE IV - Affirmative Covenants

The Borrower hereby warrants, covenants, and agrees that until Payment in Full:

Section 4.1. Payment and Performance. Each Credit Party will pay all of the amounts due under the Loan Documents to which it is a party in accordance with the terms thereof and will observe, perform, and comply with every covenant, term, and condition set forth in the Loan Documents to which it is a party. The Borrower will cause each other Credit Party to observe, perform, and comply with every such term, covenant, and condition in each Loan Document.

Section 4.2. Books, Financial Statements, and Reports. Each Credit Party will at all times maintain full and accurate books of account and records in accordance with IFRS applied on a consistent basis. The Borrower will maintain, and will cause each other Credit Party to maintain, a standard system of accounting, and the Borrower will furnish the following notices, reports, statements, and other information to the Administrative Agent at the Borrower’s expense:

(a) Annual Financial Statements. As soon as available, and in any event within ninety(90) days after the end of each Fiscal Year, complete Consolidated and consolidating financial statements of the Parent together with all of the notes thereto, prepared in reasonable detail in accordance with IFRS, together with an unqualified opinion (without, for the avoidance of doubt, any “going concern” qualification or any limitation as to the scope of the audit but other than resulting from the impending maturity of the Loans hereunder), based on an audit using generally accepted auditing standards, by an independent certified public accounting firm of nationally recognized standing selected by the Parent and acceptable to the Administrative Agent, stating that such Consolidated and consolidating financial statements have been so prepared. Such financial statements shall contain a Consolidated and consolidating balance sheet and related statements of income, cash flows, and owners’ equity of the Parent and its Consolidated Subsidiaries as of the end of and for such Fiscal Year, each setting forth in comparative form the corresponding figures for the immediately preceding Fiscal Year.

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(b) Quarterly Financial Statements. As soon as available, and in any event within sixty (60) days after the end of each Fiscal Quarter, (i) the Parent’s Consolidated and consolidating balance sheet and related statements of income, cash flows, and owners’ equity of the Parent and its Consolidated Subsidiaries as of the end of and for such Fiscal Quarter and for the period beginning on the first day of the then current Fiscal Year to the end of such Fiscal Quarter and (ii) the Borrower’s Consolidated and consolidating balance sheet and related statements of income, cash flows, and owners’ equity of the Parent and its Consolidated Subsidiaries as of the end of and for such Fiscal Quarter and for the period beginning on the first day of the then current Fiscal Year to the end of such Fiscal Quarter, in each case each setting forth in comparative form the corresponding figures for the corresponding portion of the preceding Fiscal Year, all in reasonable detail and prepared in accordance with IFRS, subject to changes resulting from normal year-end adjustments and the absence of footnotes.

(c) Compliance Certificate. Together with each set of financial statements furnished under subsection (a) and subsection (b) of this section, a Compliance Certificate signed by a Responsible Officer of the Parent and the Borrower (i) stating that such financial statements fairly present in all material respects the results of operations and consolidated financial condition of the Parent and the Borrower, as applicable (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments and the absence of footnotes), (ii) stating that such Responsible Officer has reviewed all of the Loan Documents, (iii) containing calculations showing compliance (or non-compliance) at the end of such Fiscal Quarter or such Fiscal Year with the requirements of Article VI, (iv) stating that no Default exists at the end of such Fiscal Quarter or such Fiscal Year or at the time of delivery of such Compliance Certificate or specifying the nature and period of existence of any such Default, and (v) stating whether any change in IFRS or in the application thereof has occurred since the date of the Parent’s most recent annual financial statements and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such Compliance Certificate.

(d) Report on Hedging Contracts. Together with each set of financial statements furnished under subsection (a) and subsection (b) of this section, a report (in form reasonably satisfactory to the Administrative Agent) describing all of the Hedging Contracts of the Restricted Persons, setting forth the material terms thereof (including the type, term, effective date, termination date, and notional amounts or volumes), the estimated net mark-to-market value thereof, and the counterparty to each such Hedging Contract.

(e) Annual Engineering Report. By March 1 of each Fiscal Year, a reserve engineering report prepared by the Independent Engineers as of the preceding December 31 concerning all of the Oil and Gas Properties and interests owned by any Restricted Person that are located in or offshore of the United States and that have attributable to them Proved Reserves. This report shall be satisfactory to the Administrative Agent, shall take into account any overproduced or underproduced status under gas balancing arrangements, and shall contain information and analysis comparable in scope to that contained in the Initial Engineering Report.

(f) Midyear Engineering Report. By September 1 of each Fiscal Year, and promptly following notice of a Special Determination under Section 2.8, a reserve engineering report prepared as of June 30 of such Fiscal Year (or the last day of the preceding calendar month in the case of a Special Determination) by the Staff Engineers (or, at the Borrower’s option, by the Independent Engineers), together with an accompanying report on property sales, property purchases, and changes in categories, both in the same form and scope as the reports in subsection (e) of this section.

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(g) Production Report and Lease Operating Statements. Together with each set of financial statements furnished under subsection (a) and subsection (b) of this section, a report describing, by lease or unit and on a monthly basis, the gross and net volume of production and sales attributable to production from the properties described in the most recently delivered Engineering Report for the 12-month period ending on the date of such financial statements and describing the related severance taxes, other taxes, and leasehold operating expenses and capital costs attributable thereto and incurred during such 12-month period.

(h) Annual Cash Flow Budget. As soon as available , and in any event within sixty (60) days after the end of each Fiscal Year, an annual cash flow budget for the Restricted Persons for the then current Fiscal Year, presented on a monthly basis, showing projected revenues, expenses, capital expenditures, production volumes, and prices (in form reasonably satisfactory to the Administrative Agent), prepared by a Responsible Officer of the Borrower.

(i) Insurance Information. Together with each set of financial statements furnished under subsection (a) of this section, insurance certificates and other information required under Section 4.8.

(j) Purchasers of Production. Promptly upon request by the Administrative Agent, a list, by name and address, of those Persons who are then purchasing production from the Oil and Gas Properties subject to the Security Documents, giving each such purchaser’s owner number for each Restricted Person and each such purchaser’s property number for each such Oil and Gas Property.

(k) Material Contracts. Promptly upon its becoming available, copies of any notices or documents received by any Restricted Person pursuant to any Material Contract alleging a material default or nonperformance by such Restricted Person thereunder or terminating or suspending any such Material Contract.

(l) Information and Notices Regarding the Credit Parties. No later than five (5) days after (i) any such change, written notice of any change in (A) any Credit Party’s corporate, company, or partnership name, (B) the jurisdiction in which any Credit Party is incorporated, formed, or organized, (C) the location of any Credit Party’s principal place of business or chief executive office, (D) any Credit Party’s identity or corporate, company, or partnership structure, or (E) any Credit Party’s federal taxpayer identification number or organizational identification number, and (ii) the execution thereof, copies of any amendment, modification, or supplement to the Organizational Documents of any Credit Party if such amendment, modification, or supplement is material to the interests of the Lender Parties.

(m) Notices of Environmental Matters and the Acquisition or Creation of Subsidiaries. The information in respect of environmental matters and written notice of the acquisition or creation of a Subsidiary, in each case, as and when required under Section 4.12 or Section 5.14, as applicable.

Notice of Casualty Events. Prompt written notice of the occurrence of any Casualty Event or the commencement of any condemnation proceeding that could reasonably be expected to result in a Casualty Event t, in each case, affecting assets or property of the Borrower or any other Restricted Person with an aggregate fair market value in excess of $250,000.

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(n) Patriot Act and Beneficial Ownership. Promptly (i) following any request therefor, information and documentation reasonably requested by the Administrative Agent or any Lender for purposes of compliance with applicable “know your customer” requirements under the Patriot Act, the Beneficial Ownership Regulation, or other applicable anti-money laundering laws, (ii) after any time at which any Credit Party becomes subject to the Beneficial Ownership Regulation, a completed Beneficial Ownership Certification, and (iii) following any change in the information provided in any Beneficial Ownership Certification, notice thereof to the Administrative Agent and the Lenders.

Section 4.3. Other Information and Inspections. Each Credit Party will furnish to each Lender any information that the Administrative Agent may from time to time reasonably request be furnished to the Lenders concerning any provision of the Loan Documents, any Collateral, or any matter in connection with the businesses, properties, prospects, financial condition, and operations of any Credit Party, including all evidence that the Administrative Agent from time to time reasonably requests in writing as to the accuracy and validity of or compliance with all of the representations, warranties, and covenants made by any Credit Party in the Loan Documents, the satisfaction of all of the conditions contained therein, and all other matters pertaining thereto. Each Credit Party will permit representatives appointed by the Administrative Agent (including independent accountants, auditors, agents, attorneys, appraisers, and any other Persons) to visit and inspect during normal business hours any of such Credit Party’s property, including its books of account, other books and records, and any facilities or other business assets, and to make extra copies therefrom and photocopies and photographs thereof, and to write down and record any information such representatives obtain, and each Credit Party shall permit the Administrative Agent or its representatives to investigate and verify the accuracy of the information furnished to the Administrative Agent or any Lender in connection with the Loan Documents and to discuss all such matters with its officers, employees, and representatives.

Section 4.4. Notice of Material Events. The Borrower will promptly, and in no event later than three (3) Business Days, after becoming aware thereof, notify each Lender Party in writing, stating that such notice is being given pursuant to this Agreement, of:

(a) the occurrence of any Material Adverse Change;

(b) the occurrence of any Default;

(c) the acceleration of the maturity of any Indebtedness in excess of the Threshold Amount owed by any Credit Party (other than the Obligations), or the occurrence of any event which, with the giving of notice or the passage of time, or both, would allow any such acceleration, or of the occurrence of any default by any Credit Party under any indenture, mortgage, agreement, contract, or other instrument to which any of them is a party or by which any of them or any of their properties is bound that could reasonably be expected to cause a Material Adverse Change;

(d) the occurrence of any Termination Event;

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(e) any claim exceeding $250,000, any notice of potential liability of any Credit Party under any Environmental Laws that might exceed such amount, or any other material adverse claim asserted against any Credit Party or with respect to any Credit Party’s properties; and

(f) the filing of any suit or proceeding against any Credit Party in which an adverse decision (or the occurrence of any other development that) could reasonably be expected to cause a Material Adverse Change.

Each notice pursuant to this section shall be accompanied by a statement of a Responsible Officer of the Borrower setting forth details of the occurrence referred to therein and stating what action, if any, any Credit Party has taken or proposes to take with respect thereto.

Section 4.5. Maintenance of Properties. Each Restricted Person will maintain, preserve, protect, and keep all of the Collateral and all of the other property used or useful in the conduct of its business in good working order and condition (ordinary wear and tear excepted) in accordance with prudent industry standards, and in material compliance with all applicable Laws and in conformity with all applicable contracts, servitudes, leases, and agreements, and will from time to time make all repairs, renewals, and replacements needed to enable the business and operations carried on in connection therewith to be promptly and advantageously conducted at all times.

Section 4.6. Maintenance of Existence and Qualifications. Each Credit Party will maintain and preserve its existence and its rights and franchises in Canada and the United States (or any province or state thereof) in full force and effect, and each Restricted Person will qualify to do business in all states or jurisdictions where any of its properties that are subject to a Mortgage are located; provided that the foregoing shall not prohibit any merger, consolidation, liquidation, or dissolution permitted under Section 5.4.

Section 4.7. Payment of Trade Liabilities, Taxes, Etc. Each Restricted Person will (a) timely file all Tax Returns including any extensions, (b) timely pay all taxes, assessments, and other governmental charges or levies imposed upon it or upon its income, profits, or property before the same become delinquent (including employment taxes), (c) no later than ninety (90) days after the original invoice billing date therefor, or, if earlier, when due in accordance with its terms, pay and discharge all of the Liabilities owed by it on ordinary trade terms to vendors, suppliers, and other Persons providing goods and services to it, (d) pay and discharge before the same becomes delinquent all of the other Liabilities now or hereafter owed by it, other than royalty payments suspended in the ordinary course of business, and (e) maintain appropriate accruals and reserves for all of the foregoing in accordance with IFRS. Each Restricted Person may, however, delay paying or discharging any of the foregoing so long as it is in good faith contesting the validity thereof by appropriate proceedings, if necessary, and has set aside on its books adequate reserves therefor that are required by IFRS.

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Section 4.8. Insurance.

(a) Required Insurance. Each Restricted Person will maintain in full force and effect (i) casualty insurance on all applicable material real and personal property included in the Collateral on an all-risks basis (including the perils of flood and quake) covering the repair and replacement cost of all such property, (ii) insurance coverage for public liability insurance (including products/completed operations liability coverage), in each case of the kinds customarily carried or maintained by Persons of established reputation engaged in similar businesses and in amounts and with deductibles reasonably acceptable to the Administrative Agent, and (iii) such other insurance coverage in such amounts and with respect to such risks as the Administrative Agent may reasonably request. All such insurance shall be provided by financially sound and reputable insurance companies not Affiliates of the Borrower and having a minimum A.M. Best rating of A, size category VII. On or prior to the Closing Date, and at all times thereafter, the Restricted Persons will cause the Administrative Agent to be named as an additional insured or loss payee (which shall include, as applicable, identification as mortgagee), as applicable, on each insurance policy required to be maintained pursuant to this Section 4.8(a) pursuant to endorsements in form and content reasonably acceptable to the Administrative Agent. The Borrower will deliver to the Administrative Agent (i) on or before the Closing Date, a certificate from the Restricted Persons’ insurance broker dated as of a recent date showing the amount of coverage as of such recent date, and that such policies will include effective waivers (whether under the terms of any such policy or otherwise) by the insurer of all claims for insurance premiums against the loss payees and additional insureds and all rights of subrogation against the loss payees and additional insureds, and that if all or any part of such policy is canceled, terminated, or expires, the insurer will forthwith give notice thereof to each additional insured and loss payee and that no cancellation, reduction in amount, or material change in coverage thereof shall be effective until at least thirty (30) days after receipt by each additional insured and loss payee of written notice thereof, (ii) on an annual basis, and upon the request of the Administrative Agent from time to time, full information as to the insurance carried, (iii) within five (5) days after receipt of any such notice from any insurer, a copy of any notice of cancellation, nonrenewal, or material change in coverage from that existing on the Closing Date, and (iv) immediately, notice of any cancellation or nonrenewal of coverage by any Restricted Person. In the event the Borrower fails to provide the Administrative Agent with evidence of the insurance coverage required by this Agreement, the Administrative Agent may purchase insurance at the Restricted Persons’ expense to protect the Lenders’ interest in the Collateral after providing notice thereof to the Borrower. The coverage purchased by the Administrative Agent may, but need not, protect the Restricted Persons’ interests. The coverage purchased by the Administrative Agent may not pay any claim made by the Borrower or any claim that is made against the Borrower in connection with the Collateral. The Borrower may later cancel any insurance purchased by the Administrative Agent, but only after providing the Administrative Agent with evidence that the Restricted Persons have obtained insurance as required by this Agreement. If the Administrative Agent purchases insurance for the Collateral, to the fullest extent provided by Law, the Restricted Persons will be responsible for the costs of that insurance, including interest and other charges imposed by the Administrative Agent in connection with the placement of the insurance, until the effective date of the cancellation or expiration of the insurance. The costs of the insurance may be added to the Obligations. The Borrower acknowledges that the costs of insurance purchased by the Administrative Agent may be more than the cost of insurance that the Borrower would be able to obtain on its own.

(b) Compliance With Insurance Conditions. No Restricted Person will bring or keep any article on the Collateral subject to a Mortgage, or cause or allow any condition to exist, if the presence of such article or the occurrence of such condition could reasonably cause the invalidation of any insurance required by this Section 4.8 or would otherwise be prohibited by the terms thereof.

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(c) Communications. All of the written communications, documents, certificates of insurance, or other material relating to insurance sent to the Administrative Agent shall be delivered to the following address, with a copy thereof also delivered to the Administrative Agent pursuant to the notice provisions contained in Section 11.3:

BOKF, NA

Attn: Credit Services – Insurance Monitoring

P.O. Box 271

Tulsa, Oklahoma 74101

Section 4.9. Performance on the Borrower’s Behalf. If any Restricted Person fails to pay any taxes, insurance premiums, expenses, attorneys’ fees, or other amounts it is required to pay under any Loan Document, and a Default is then continuing as a result of such failure, the Administrative Agent may (but need not) pay the same. The Borrower shall immediately reimburse the Administrative Agent for any such payments and each amount paid by the Administrative Agent shall constitute an Obligation owed hereunder that is due and payable on the date such amount is paid by the Administrative Agent.

Section 4.10. Default Interest. The Borrower shall pay interest at the Default Rate for Base Rate Loans on all of the Obligations (including Obligations to pay fees or to reimburse or indemnify any Lender Party but excluding the principal of any Loan, and any unreimbursed amounts in respect of Letters of Credit, to the extent interest thereon is covered by Section 2.5(b) or Section 2.12(a)) that the Borrower has in this Agreement promised to pay to any Lender Party and that are not paid when due. Such interest shall accrue from the date such Obligations become due until they are paid.

Section 4.11. Compliance with Agreements and Law. Each Restricted Person will observe, perform, and comply with all of the material obligations it is required to perform under the terms of each indenture, mortgage, deed of trust, security agreement, lease, franchise, agreement, contract, or other instrument or obligation to which it is a party or by which it or any of its properties is bound (including, without limitation, each Material Contract). Each Restricted Person will conduct its business and affairs in compliance with all Laws applicable thereto, including all Anti-Corruption Laws and applicable Sanctions. Each Restricted Person will cause all of the licenses and permits necessary or appropriate for the conduct of its business and the ownership and operation of its property used and useful in the conduct of its business to be at all times maintained in good standing and in full force and effect. Each Restricted Person will maintain in effect and enforce policies and procedures designed to ensure compliance by such Restricted Person, its Subsidiaries, and their respective directors, managers, officers, employees, and agents with Anti-Corruption Laws and applicable Sanctions.

Section 4.12. Environmental Matters; Environmental Reviews. Each Restricted Person: (a) will comply in all respects with any and all applicable Environmental Laws; (b) will not cause or permit to exist, as a result of an intentional or unintentional action or omission on any Restricted Person’s part, or on the part of any third party, on any Borrowing Base Property any environmental activity where damage may result to the environment, unless such environmental activity is pursuant to and in compliance with the conditions of a permit issued by an appropriate Governmental Authority; and (c) will furnish to the Administrative Agent promptly and in any event within thirty (30) days after receipt thereof a copy of any notice, summons, lien, citation, directive, letter, or other written communication from any Governmental Authority concerning any intentional or unintentional action or omission on any Restricted Person’s part in connection with any environmental activity whether or not there is damage to the environment and/or other natural resources. The Borrower will promptly conduct and complete at the Borrower’s expense such environmental investigations and testings on the Borrowing Base Properties as may be requested by the Administrative Agent or required or requested by any Governmental Authority.

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Section 4.13. Evidence of Compliance. Each Credit Party will furnish to the Administrative Agent at such Credit Party’s or the Borrower’s expense all evidence that the Administrative Agent from time to time reasonably requests in writing as to the accuracy and validity of or compliance with all representations, warranties, and covenants made by any Credit Party in the Loan Documents, the satisfaction of all conditions contained therein, and all other matters pertaining thereto.

Section 4.14. Guaranties of the Parent, Holding, and the Borrower’s Subsidiaries. The Parent, Holding, and each Subsidiary of the Borrower existing on the Closing Date or created, acquired, or coming into existence after such date shall, promptly and in any event within fifteen (15) days (or such later date as the Administrative Agent may agree to in its discretion) after it has become a Subsidiary of the Borrower, execute and deliver to the Administrative Agent an absolute and unconditional guaranty of the timely repayment of the Secured Obligations and the due and punctual performance of the obligations of the Borrower hereunder, which guaranty shall be reasonably satisfactory to the Administrative Agent in form and substance; provided, however, that notwithstanding anything in this Agreement or any Security Document to the contrary, no Guarantor shall guarantee (or grant a Lien to support, as applicable) any Excluded Swap Obligations of such Guarantor for purposes of determining any obligations of such Guarantor. The Borrower will cause each other Credit Party to deliver to the Administrative Agent, simultaneously with its delivery of such a guaranty, written evidence reasonably satisfactory to the Administrative Agent and its counsel that such Credit Party has taken all action necessary to duly approve and authorize its execution, delivery, and performance of such guaranty and any other documents that it is required to execute.

Section 4.15. Agreement to Deliver Security Documents.

(a) The Secured Obligations shall, at all times, be secured by first and prior Liens (subject only to Permitted Liens) covering and encumbering (i) the Minimum Collateral Amount, (ii) all of the Equity in each of Holding and the Borrower, (iii) all of the Equity in each Subsidiary of the Borrower, and (iv) substantially all of the other personal property of the Restricted Persons; provided, however, that notwithstanding anything in this Agreement or any Security Document to the contrary, no Guarantor shall grant a Lien to support any Excluded Swap Obligations of such Guarantor for purposes of determining any obligations of such Guarantor.

(b) On the Closing Date, the Borrower shall execute and deliver, and shall cause each other Credit Party to execute and deliver, to the Administrative Agent Security Documents complying with Section 4.15(a), each in form and substance reasonably acceptable to the Administrative Agent. From time to time to the extent necessary to comply with Section 4.15(a), and in any event on each Determination Date, the Borrower shall execute and deliver, and shall cause each other Credit Party to execute and deliver, to the Administrative Agent Security Documents in form and substance reasonably acceptable to the Administrative Agent and duly executed by each Credit Party party thereto, together with such other assignments, conveyances, amendments, agreements, and other writings (each duly authorized and executed) as the Administrative Agent shall deem necessary or appropriate to grant, evidence, and perfect the Liens required by this Section 4.15.

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(c) The Borrower also agrees to deliver, at the time that any Security Documents are required to be delivered under Section 4.15(b), favorable title opinions, or updates of title opinions, from legal counsel acceptable to the Administrative Agent (or title reports or other title information reasonably satisfactory to the Administrative Agent) covering enough of the Borrowing Base Properties so that the Administrative Agent shall have received, together with title information previously delivered to the Administrative Agent, satisfactory title information on Oil and Gas Properties to which are attributed at least eighty-five percent (85%) of the Present Value of the Proved Reserves that are attributable to all of the Borrowing Base Properteis, and confirming that the Restricted Persons have good and defensible title to such Borrowing Base Properties, free and clear of all Liens other than Permitted Liens.

(d) Within thirty (30) days after (i) a request by the Administrative Agent or the Required Lenders to the Restricted Persons to cure any material title defects or exceptions that are not Permitted Liens or (ii) a notice by the Administrative Agent to the Restricted Persons that the Restricted Persons have failed to comply with Section 4.15(c), the Restricted Persons shall (A) cure such title defects or exceptions that are not Permitted Liens and (B) deliver to the Administrative Agent satisfactory evidence in form and substance reasonably acceptable to it as to each Restricted Person’s ownership of such Oil and Gas Properties and the Administrative Agent’s Liens thereon as are required to maintain compliance with Section 4.15(c).

(e) If the Restricted Persons are unable to cure any such title defect requested by the Administrative Agent or the Required Lenders to be cured within such 30-day period or the Restricted Persons do not comply with the requirements to provide acceptable title information as required under Section 4.15(c) or Section 4.15(d), such failure shall not be a Default, but instead the Administrative Agent and/or the Required Lenders shall have the right to reduce the Borrowing Base by an amount equal to the Borrowing Base Value of the Borrowing Base Properties subject to such uncured title defects. The Administrative Agent or the Required Lenders shall give written notice of any such reduction to the Borrower, and the new Borrowing Base, as so reduced, shall become effective immediately after the Borrower’s receipt of such notice. Any failure to so exercise this remedy at any time shall not be a waiver as to future exercise of the remedy by the Administrative Agent or the Required Lenders.

Section 4.16. Production Proceeds. Notwithstanding that, by the terms of the Mortgages, the Restricted Persons are and will be assigning to the Administrative Agent, for the benefit of the Secured Parties, all of the “Production Proceeds” (as defined therein) accruing to the property covered thereby, so long as no Event of Default has occurred and is continuing, the Restricted Persons may continue to receive from the purchasers of production such Production Proceeds, subject, however, to the Liens created under the Security Documents, which Liens are hereby affirmed and ratified. Upon the occurrence and during the continuance of an Event of Default, the Administrative Agent may exercise any and all rights and remedies granted under the Security Documents subject to the terms thereof, including the right to obtain possession of any or all of the Production Proceeds then held by the Restricted Persons or to receive directly from the purchasers of production all of the other Production Proceeds. In no case shall any failure, whether intentioned or inadvertent, by any Lender Party to collect directly any such Production Proceeds constitute in any way a waiver, remission, or release of any rights of any Lender Party under the Security Documents, nor shall any release of any Production Proceeds by any Lender Party to the Restricted Persons constitute a waiver, remission, or release of any other Production Proceeds or of any rights of any Lender Party to collect other Production Proceeds thereafter.

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Section 4.17. Perfection and Protection of Security Interests and Liens. Each Credit Party shall from time to time deliver to the Administrative Agent any financing statements, continuation statements, extension agreements, amendments to Security Documents, and other documents, properly completed and executed (and acknowledged when required) by such Credit Party in form and substance reasonably satisfactory to the Administrative Agent, which the Administrative Agent reasonably requests for any of the following purposes: (a) perfecting, confirming, or protecting any Liens or other rights in any Collateral securing any Secured Obligations, (b) curing any defects or potential defects in any Loan Document, (c) further evidencing and more fully describing the collateral intended as security for the Secured Obligations, (d) more fully stating the obligations secured by any Security Document, or (e) maintaining compliance with all applicable Laws, including those of any applicable Indian tribe, the Bureau of Indian Affairs, and the U.S. Bureau of Land Management. Each Credit Party hereby authorizes the Administrative Agent to file (without the signature of any Credit Party where permitted by Law) one or more financing or continuation statements, and amendments thereto, relative to all or any part of the Collateral describing the Collateral as “all assets” or “all personal property” of such Credit Party or words of similar import.

Section 4.18. Leases and Contracts; Performance of Obligations. Each Restricted Person will maintain in full force and effect all of the oil, gas, or mineral leases, contracts, servitudes, and other agreements forming a part of any Oil and Gas Property covered by the most recently delivered Engineering Report and attributable to Proved Reserves, to the extent the same cover or otherwise relate to such Oil and Gas Property (except those disposed of in accordance with, and to the extent permitted by, the terms hereof), and each Restricted Person will timely perform all of its obligations thereunder. Each Restricted Person will properly and timely pay all rents, royalties, and other payments due and payable under any such leases, contracts, servitudes, and other agreements, or under the Permitted Liens, or otherwise attendant to its ownership or operation of any Oil and Gas Property (other than royalty payments suspended in the ordinary course of business). Each Restricted Person will promptly notify the Administrative Agent of any claim (or any conclusion by such Restricted Person) that such Restricted Person is obligated to account for any royalties, or overriding royalties or other payments out of production, on a basis (other than delivery in kind) less favorable to such Restricted Person than proceeds received by such Restricted Person (calculated at the well) from sale of production.

Section 4.19. Representation to Continue to be True. Each Restricted Person will carry out its sales of production, will operate the Oil and Gas Properties, and will otherwise deal with the Borrowing Base Properties and the production in such a way that the representations and warranties in Section 3.16 through Section 3.21 remain true and correct at, and as of, all times that this Agreement is in effect (and not just at, and as of, the times such representations and warranties are made).

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Section 4.20. Hedging Contracts. The Restricted Persons shall, within fifteen (15) days after the last day of each Fiscal Quarter, enter into and maintain in effect for the first twenty-four (24) calendar month period immediately following such date Hedging Contracts covering notional volumes of crude oil at least equal to seventy-five percent (75%) of the Projected Oil and Gas Production for each such month, which Hedging Contracts (a) shall have the purpose and effect of fixing crude oil and natural gas prices in respect of such portion of the Projected PDP Oil and Gas Production for such month, (b) shall be on terms reasonably satisfactory to the Administrative Agent, and (c) shall otherwise comply with the limitations set forth in Section 5.3. Each Restricted Person shall maintain in effect for their full term (and will not sell, assign, transfer, terminate, or novate) all of the Hedging Contracts required to be maintained in effect pursuant to this Section 4.20 and all of the other Hedging Contracts in respect of crude oil, natural gas, and natural gas liquids that were used by the Lenders in determining the Borrowing Base then in effect, including all of the Hedging Contracts in existence on the Closing Date; provided, however, that the Restricted Persons may terminate Hedging Contracts in connection with a Disposition permitted pursuant to Section 5.5(h).

Section 4.21. Non-Consolidation. Each Restricted Person shall: (a) maintain entity records and books of account separate from those of any other entity that is an Affiliate of such Restricted Person; (b) not commingle its funds or assets with those of any other entity that is an Affiliate of such Restricted Person; and (c) provide that its board of directors or other analogous governing body will hold all appropriate meetings to authorize and approve such Restricted Person’s actions, which meetings will be separate from those of other entities.

Section 4.22. Material Contracts. Each Restricted Person will perform and observe in all material respects all of the terms and provisions of each Material Contract to be performed or observed by it within any grace period applicable thereto and, in accordance with prudent business practices, enforce its rights under each Material Contract, and, upon request by the Administrative Agent, make to each other party to each such Material Contract such requests for information and reports as any Restricted Person is entitled to make under such Material Contract, except, in any case, where the failure to do so, either individually or in the aggregate, could not reasonably be expected to cause a Material Adverse Change.

Section 4.23. Operations. Each Restricted Person shall maintain executive and management personnel with substantially the same qualifications and experience as the present executive and management personnel, provide written notice to the Administrative Agent of any change in executive and management personnel, and conduct its business affairs in a reasonable and prudent manner.

Section 4.24. Employee Benefit Plans. Each Restricted Person will maintain each employee benefit plan as to which such Restricted Person may have any liability in compliance with all applicable requirements of Law.

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Section 4.25. Deposit Accounts and Securities Accounts. Each Restricted Person shall cause each of such Restricted Person’s deposit accounts and securities accounts, other than any Excluded Account, to at all times be subject to an Account Control Agreement.

Section 4.26. Commodity Exchange Act Keepwell Provisions. The Borrower hereby absolutely, unconditionally, and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Restricted Person that is not otherwise a Qualified ECP Guarantor in order for such Restricted Person to honor its obligations under any Loan Document with respect to Swap Agreements or Swap Obligations (provided, however, that the Borrower shall only be liable under this section for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this section, or otherwise under this Agreement or any other Loan Document, voidable under applicable Law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of the Borrower under this section shall remain in full force and effect until Payment in Full. The Borrower intends that this section constitute, and this section shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each Guarantor for all purposes of section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

ARTICLE V - Negative Covenants

The Borrower hereby warrants, covenants, and agrees that until Payment in Full:

Section 5.1. Indebtedness. No Restricted Person will incur, assume, allow to exist, or in any manner owe or be liable for Indebtedness, except:

(a) the Obligations;

(b) Indebtedness arising under Hedging Contracts permitted under Section 5.3;

(c) Indebtedness among the Borrower and Guarantors that are Subsidiaries of the Borrower; provided that, at all times, such Indebtedness shall be unsecured and subordinated in right of payment to the payment in full of all of the Secured Obligations in a manner and on terms and conditions reasonably satisfactory to the Administrative Agent;

(d) Capital Lease Obligations and Purchase Money Indebtedness in an aggregate principal amount that does not exceed $500,000.00 at any one time outstanding;

(e) Indebtedness constituting a guaranty by a Restricted Person of Indebtedness of one or more other Restricted Persons that is permitted to be incurred and remain outstanding under this Section 5.1; and

(f) other items of Indebtedness of the Restricted Persons; provided that the aggregate amount of all such other Indebtedness permitted under this Section 5.1(f) shall not exceed

$1,000,000.00 at any one time outstanding.

Section 5.2. Limitation on Liens. Except for Permitted Liens, no Restricted Person will create, assume, or permit to exist any Lien upon any of the properties or assets that it now owns or hereafter acquires.

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Section 5.3. Hedging Contracts.

(a) Hedging Contracts. No Restricted Person will enter into any Hedging Contract for speculative purposes. No Restricted Person will be a party to or in any manner be liable on any Hedging Contract, except:

(i) Commodities. Hedging Contracts with an Approved Counterparty in respect of crude oil and natural gas with notional volumes (when aggregated with other commodity Hedging Contracts then in effect) that do not cause the aggregate notional volumes of all of the Hedging Contracts then in effect to exceed, as of the date such Hedging Contract is entered into, for each full calendar month during the forthcoming thirty-six (36) full calendar months following such date, ninety percent (90%) of the Projected PDP Oil and Gas Production for such month, determined separately with respect to crude oil and natural gas; provided, however, that such Hedging Contracts shall not, in any case, have a tenor longer than thirty-six (36) consecutive calendar months, beginning with the first full calendar month following the date in question. It is understood that Hedging Contracts in respect of commodities which may, from time to time, “hedge” the same volumes, but different elements of commodity risk thereof (such as, for example, basis risk and price risk), shall not be aggregated together when calculating the limitations on notional volumes contained in this Section 5.3(a)(i).

(ii) Interest Rates. Hedging Contracts with an Approved Counterparty in respect of interest rates, as follows:

(A) Hedging Contracts effectively converting interest rates from fixed to floating, the notional amounts of which (when aggregated with all other Hedging Contracts of the Restricted Persons then in effect effectively converting interest rates from fixed to floating) do not exceed seventy-five percent (75%) of the then outstanding principal amount of the Indebtedness of the Restricted Persons for borrowed money that bears interest at a fixed rate, and which Hedging Contracts shall not, in any case, have a tenor that extends beyond the maturity date of the Indebtedness that such Hedging Contract is intended to hedge.

(B) Hedging Contracts effectively converting interest rates from floating to fixed, the notional amounts of which (when aggregated with all other Hedging Contracts of the Restricted Persons then in effect effectively converting interest rates from floating to fixed) do not exceed seventy-five percent (75%) of the then outstanding principal amount of the Indebtedness of the Restricted Persons for borrowed money that bears interest at a floating rate, and which Hedging Contracts shall not, in any case, have a tenor that extends beyond the maturity date of the Indebtedness that such Hedging Contract is intended to hedge.

(b) No Credit Support for Hedging Contracts. In no event shall any Hedging Contract contain any requirement, agreement, or covenant for any Restricted Person to post collateral, credit support (including in the form of letters of credit), or margin to secure any Restricted Person’s obligations under such Hedging Contract or to cover market exposures other than any requirement, agreement, or covenant to enter into or maintain the Security Documents, or covenants or requirements that only apply following the occurrence of Payment in Full.

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(c) Limitation on Terminations of Hedging Contracts. No Restricted Person will terminate or monetize any Hedging Contract in respect of commodities except to the extent such termination or monetization is permitted pursuant to Section 5.5(h).

Section 5.4. Limitation on Mergers, Issuances of Disqualified Capital Stock. No Credit Party will merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or Dispose of (in one transaction or in a series of transactions) all or substantially all of its property to any other Person, or liquidate, divide, or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default shall have occurred and be continuing: (a) any Subsidiary of the Parent (other than Holding, the Borrower and any of the Borrower’s Subsidiaries) may be merged into or be consolidated with the Parent, so long as the Parent is the surviving business entity; (b) any Subsidiary of the Borrower may be merged into or consolidated with (i) another Subsidiary of the Borrower, so long as a Guarantor is the surviving business entity, or (ii) the Borrower, so long as Borrower is the surviving business entity; and (c) any Subsidiary of the Borrower may Dispose of all or substantially all of its property to the Borrower or to a Guarantor. All of the issued and outstanding Equity of Holding shall be owned by the Parent, all of the issued and outstanding Equity of the Borrower shall be owned by Holding, and each Subsidiary of the Borrower shall be a Wholly-Owned Subsidiary. No Restricted Person will issue any Disqualified Capital Stock.

Section 5.5. Limitation on Dispositions. No Restricted Person will Dispose of any of its assets or properties or any interest therein, except:

(a) equipment that is worthless or obsolete or worn out in the ordinary course of business, that is no longer used or useful in the conduct of its business, or that is replaced by equipment of at least equal suitability and value;

(b) inventory (including oil and gas sold as produced and seismic data) that is sold in the ordinary course of business on ordinary trade terms;

(c) defaulted notes or accounts receivable in connection with the compromise or collection thereof and not in connection with any financing transaction, in each case, in the ordinary course of business and to the extent not prohibited by Section 5.8;

(d) property of (i) the Borrower that is transferred to any Subsidiary of the Borrower that is a Guarantor and (ii) any Subsidiary of the Borrower that is transferred to the Borrower or to any other Subsidiary of the Borrower that is a Guarantor;

(e) pursuant to Distributions permitted under Section 5.6;

(f) farmouts in the ordinary course of business of undeveloped acreage and assignments in connection with such farmouts;

(g) interests in Oil and Gas Properties, or portions thereof, to which no Proved Reserves are attributed; and

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(h) interests in Oil and Gas Properties to which Proved Reserves are attributed and Hedging Contracts; provided that such Disposition would not result in the Borrowing Base Value of all of the Oil and Gas Properties plus the Borrowing Base Value of all of the Hedging Contracts, in each case, Disposed of pursuant to this subsection since the most recent Scheduled Determination to exceed an amount equal to five percent (5%) of the Borrowing Base then in effect.

No Disposition may be made pursuant to Section 5.5(g) or Section 5.5(h) unless (i) made for fair consideration to a Person who is not an Affiliate and (ii) no Default or Borrowing Base Deficiency then exists or would result therefrom. No Restricted Person will abandon, or consent to the abandonment of, any oil or gas well constituting Collateral so long as such well is capable (or is subject to being made capable through drilling, reworking, or other operations that it would be commercially feasible to conduct) of producing Hydrocarbons or other minerals in commercial quantities (as determined without considering the effect of any Security Document). No Restricted Person will elect not to participate in a proposed operation on any Oil and Gas Property constituting Collateral where the effect of such election would be the permanent forfeiture of any material interest in the Collateral.

Section 5.6. Limitation on Distributions. No Restricted Person will declare or make directly or indirectly any Distribution, other than:

(a) Distributions by any Restricted Person to the holders of its Equity of additional Equity in such Restricted Person (other than Disqualified Capital Stock);

(b) Distributions payable to the Borrower, and Distributions payable to Subsidiaries of the Borrower that are Guarantors;

(c) cash Distributions by the Borrower to Holding to fund Permitted Tax Distributions; provided that: (i) no Default or Borrowing Base Deficiency then exists or would result therefrom; and (ii) no such Distribution is made with proceeds of Loans; and

(d) cash Distributions by the Borrower to Holding to fund ordinary course of business expenses of the Parent in an aggregate amount not to exceed $50,000.00 during any calendar month; provided that: (i) no Default or Borrowing Base Deficiency then exists or would result therefrom; and (ii) no such Distribution is made with proceeds of Loans.

Section 5.7. Limitation on Investments and New Business. No Restricted Person will (a) make any expenditure or commitment or incur any obligation or enter into or engage in any transaction except in the ordinary course of business, (b) engage directly or indirectly in any business or conduct any operations except the exploration, production and development of Oil and Gas Properties, together with activities incidental or related thereto, or (c) make any Investments other than Permitted Investments. In addition, Holding will not (i) incur any Indebtedness (other than the Obligations) or (ii) engage in any business or activity other than (A) the ownership of Equity in the Borrower, (B) maintaining its legal existence, (C) participating in tax, accounting and other administrative activities as the parent of the consolidated group of companies, including the Restricted Persons, (D) the execution and delivery of the Loan Documents to which it is a party and the performance of its obligations thereunder, and (E) activities incidental to the businesses or activities described in clauses (A) through (D) of this sentence.

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Section 5.8. Sale of Notes or Receivables. Except for the sale of defaulted notes or accounts receivable in connection with the compromise or collection thereof and not in connection with any financing transaction, the Restricted Persons shall not sell (with or without recourse) any of their notes receivable or accounts receivable to any Person other than a Restricted Person.

Section 5.9. Transactions with Affiliates. No Restricted Person will engage in any transaction with any of its Affiliates (other than any other Restricted Person), except in the ordinary course of and pursuant to the reasonable business requirements of such Restricted Person’s business and upon fair and reasonable terms that are no less favorable to it than those that would have been obtainable at the time in arm’s-length dealing with Persons other than such Affiliates. The restrictions set forth in this section shall not apply to (a) the execution and delivery of any Loan Document and (b) Distributions permitted by Section 5.6.

Section 5.10. Negative Pledge; Certain Prohibited Restrictions; ERISA. No Restricted Person will, directly or indirectly, enter into, create, assume, or otherwise allow to exist any contractual restriction or other consensual restriction on its ability (or the ability of any other Restricted Person) (other than under the Loan Documents, or any agreements with respect to Capital Leases or Purchase Money Indebtedness secured by Liens permitted by Section 5.2, but then only with respect to the property that is the subject of such Capital Lease or Purchase Money Indebtedness) to: (a) grant Liens to the Administrative Agent for the benefit of the Secured Parties on or in respect of its properties, revenues, or assets, whether now owned or hereafter acquired; (b) pay dividends or make other Distributions to any other Restricted Person; (c) redeem Equity in such Restricted Person that is held by any other Restricted Person; (d) repay loans and other Liabilities owing by such Restricted Person to any other Restricted Person; or (e) transfer any assets of such Restricted Person to any other Restricted Person, other than, in each case, (i) any prohibition or limitation that exists pursuant to the applicable requirements of a Governmental Authority or (ii) any customary provisions in leases, licenses, and similar contracts as they affect any property or Lien subject to, or the assignment of, such lease, license, or similar contract. No Restricted Person will enter into any contractual restriction or other consensual restriction (other than pursuant to the Loan Documents) on the ability of any Restricted Person to enter into amendments, supplements, or other modifications to the Loan Documents. No Restricted Person will enter into any “take-or-pay” contract or other contract or arrangement for the purchase of goods or services that obligates it to pay for such goods or service regardless of whether they are delivered or furnished to it, except reservation, commitment, standby and other similar fees reasonably incurred in the ordinary course of business (but excluding any such fees under any “take-or-pay” or similar contracts). No Restricted Person will amend or permit any amendment to any contract or lease that releases, qualifies, limits, makes contingent, or otherwise detrimentally affects any material rights and benefits of any Lender Party under or acquired pursuant to any Security Document. No ERISA Affiliate will incur any obligation to contribute to any Multiemployer Plan or any plan subject to Section 4064 of ERISA.

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Section 5.11. Amendments to Organizational Documents and Material Contracts.

(a) Organizational Documents. No Credit Party will enter into any amendment or permit any modification of, or waive any material right or obligation of any Person under, its Organizational Documents, in each case, in a manner that is materially adverse to the interests of the Lender Parties.

(b) Material Contracts. No Restricted Person will (i) cancel or terminate any Material Contract (or consent to or accept any cancellation or termination thereof), other than the termination of a Material Contract that terminates or expires by its own terms, or (ii) amend or otherwise modify any Material Contract or give any consent, waiver, or approval thereunder, or waive any breach of or default under any Material Contract, in the case of this clause (ii), in a manner that is materially adverse to the interests of the Lender Parties.

Section 5.12. Sale and Leaseback Transactions. No Restricted Person will, directly or indirectly, enter into any arrangement with any Person whereby in a substantially contemporaneous transaction such Restricted Person sells or transfers all or substantially all of its right, title, and interest in and to an asset and, in connection therewith, acquires or leases back the right to use such asset.

Section 5.13. Proceeds of Loans; Fiscal Year; Accounting Changes.

(a) The Borrower will not permit the proceeds of the Loans to be used for any purpose other than those expressly permitted by the terms hereof.

(b) No Credit Party will change the last day of its fiscal year from December 31 of each year, or the last days of the first three fiscal quarters in each of its fiscal years from March 31, June 30, and September 30 of each year, respectively.

(c) No Credit Party will make any material change in its accounting treatment and reporting practices except as required by IFRS.

Section 5.14. Subsidiaries of the Borrower. No Restricted Person will create or acquire any additional Subsidiary unless the Borrower gives written notice to the Administrative Agent of such creation or acquisition and complies with Section 4.14 and Section 4.15. No Restricted Person will sell, assign, or otherwise dispose of any Equity in any Subsidiary except in compliance with Section 5.4 and Section 5.5. No Restricted Person will have any Foreign Subsidiaries or any Subsidiaries that are not Wholly-Owned Subsidiaries.

Section 5.15. Non-Qualified ECP Guarantors. The Borrower will not permit any Restricted Person that is not a Qualified ECP Guarantor to own, at any time, any Oil and Gas Properties to which Proved Reserves are attributed or any Equity in any Restricted Person that owns any such Oil and Gas Properties.

ARTICLE VI - Financial Covenants.

Section 6.1. Minimum Current Ratio. The Borrower will not permit, as of the last day of any Fiscal Quarter, commencing with the Fiscal Quarter ending June 30, 2022, the Minimum Current Ratio to be less than 1.00 to 1.00.

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Section 6.2. Maximum Leverage Ratio. The Borrower will not permit, as of the last day of any Fiscal Quarter, commencing with the Fiscal Quarter ending June 30, 2022, the Maximum Leverage Ratio to exceed 3.00 to 1.00.

ARTICLE VII - Conditions Precedent

Section 7.1. Closing Date Conditions. The obligation of each Lender to make its initial Loan hereunder and the LC Issuer to issue the initial Letter of Credit hereunder is subject to satisfaction (or waiver in accordance with Section 11.1) of the following conditions precedent:

(a) Loan Documents. The Administrative Agent shall have received duly executed (and properly acknowledged where applicable) and delivered counterparts of each Loan Document to be executed and delivered on the Closing Date (i) in form, substance, and date satisfactory to the Administrative Agent, and (ii) in such numbers as the Administrative Agent or its counsel may request. In connection with the execution and delivery of the Security Documents to be delivered on the Closing Date, the Administrative Agent shall (i) be reasonably satisfied that the Security Documents will, upon recording, create first priority, perfected Liens (subject only to Permitted Liens) on the Minimum Collateral Amount and (ii) have received UCC financing statements (duly authorized) as the Administrative Agent may request to perfect the Liens granted pursuant to such Security Documents.

(b) Organizational Documents; Incumbency; Good Standing Certificates. The Administrative Agent shall have received from each Credit Party (i) copies of such Credit Party’s Organizational Documents certified by the secretary, assistant secretary, or any other officer of such Credit Party as being in full force and effect, and, to the extent applicable, certified as of a recent date prior to the Closing Date by the appropriate governmental official, (ii) signature and incumbency certificates of the officers of such Credit Party executing the Loan Documents to which it is a party, certified as of the Closing Date by the secretary, assistant secretary, or any other officer of such Credit Party, (iii) resolutions of the board of managers or similar governing body of such Credit Party approving and authorizing the execution, delivery, and performance of this Agreement and the other Loan Documents to which it is a party or by which it or its assets may be bound as of the Closing Date, certified as of the Closing Date by the secretary, assistant, secretary or any other officer of such Credit Party as being in full force and effect without modification or amendment, (iv) an existence and good standing certificate from the applicable Governmental Authority of each Credit Party’s jurisdiction of incorporation, organization, or formation and in each jurisdiction in which it owns real property Collateral, each dated as of a recent date prior to the Closing Date, and (v) such other documents as the Administrative Agent may reasonably request. The Administrative Agent and the Lenders may conclusively rely on such certificates until the Administrative Agent receives notice in writing from the Borrower to the contrary.

(c) Closing Certificate. The Administrative Agent shall have received a “Closing Certificate” of a Responsible Officer of the Borrower dated as of the Closing Date in which such Responsible Officer certifies to the satisfaction of each of the conditions set out in this Section 7.1 and subsections (a) and (b) of Section 7.2.

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(d) Governmental Authorizations and Consents. Each Credit Party shall have obtained all governmental authorizations from any Governmental Authority and all consents of other Persons, in each case that are necessary or deemed by the Administrative Agent to be advisable in connection with the transactions contemplated by the Loan Documents and each of the foregoing shall be in full force and effect and in form and substance reasonably satisfactory to the Administrative Agent. All applicable waiting periods shall have expired without any action being taken or threatened by any competent authority that would restrain, prevent, or otherwise impose adverse conditions on the transactions contemplated by the Loan Documents or the financing thereof and no action, request for stay, petition for review or rehearing, reconsideration, or appeal with respect to any of the foregoing shall be pending, and the time for any applicable agency to take action to set aside its consent on its own motion shall have expired.

(e) Environmental Reports. The Administrative Agent shall have received reports and other information that have been reasonably requested, in form, scope, and substance reasonably satisfactory to the Administrative Agent, regarding environmental matters relating to the Restricted Persons’ material real property assets.

(f) Evidence of Insurance. The Administrative Agent shall have received a certificate from the Restricted Persons’ insurance broker or other evidence reasonably satisfactory to it that all insurance required to be maintained pursuant to Section 4.8 is in full force and effect and that the Administrative Agent has been named as both (i) a certificate holder or an additional interest, as applicable, and (ii) an additional insured or a loss payee, as applicable, thereunder as its interests may appear and to the extent required under Section 4.8. In addition, the Administrative Agent shall have received (i) standard flood hazard determination forms and (ii) if any property is located in a special flood hazard area, (x) notices to (and confirmations of receipt by) the Borrower as to the existence of a special flood hazard and, if applicable, the unavailability of flood hazard insurance under the National Flood Insurance Program and (y) evidence of applicable flood insurance, if available, in each case in such form, on such terms, and in such amounts as required by The National Flood Insurance Reform Act of 1994 or as otherwise required by the Administrative Agent.

(g) Opinions of Counsel to the Credit Parties. The Administrative Agent shall have received executed copies of the favorable written opinions of counsel to the Credit Parties opining as to such matters as the Administrative Agent may reasonably request, dated as of the Closing Date and otherwise in form and substance reasonably satisfactory to the Administrative Agent (and each Credit Party hereby instructs such counsel to deliver such opinions to the Administrative Agent and the Lenders).

(h) Fees and Expenses. The Administrative Agent shall have received all of the commitment, facility, agency, recording, filing, and other fees or reimbursements required to be paid to the Administrative Agent or any Lender pursuant to the Fee Letter or any other Loan Document or any commitment agreement heretofore entered into. The Administrative Agent shall have received payment from the Borrower for estimated fees charged by filing officers and other public officials incurred or to be incurred in connection with filing or recording any Security Document and for which invoices have been presented on or prior to the Closing Date.

(i) Initial Financial Statements. The Administrative Agent and the Lenders shall have received the Initial Financial Statements, which shall be in form reasonably satisfactory to the Administrative Agent, together with a certificate by a Responsible Officer of the Borrower certifying the Initial Financial Statements.

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(j) Initial Engineering Report. The Administrative Agent and the Lenders shall have received the Initial Engineering Report, which shall be in form and substance reasonably satisfactory to the Administrative Agent.

(k) Title. Administrative Agent shall have received title reports and title opinions in form, substance and authorship satisfactory to Administrative Agent with respect to Restricted Persons’ oil and gas reserves representing at least 85% of the Present Value of the Proved Reserves evaluated for purposes of establishing the Initial Borrowing Base.

(l) No Litigation. There shall not exist any action, suit, investigation, litigation, or proceeding or other legal or regulatory developments, pending or threatened in any court or before any arbitrator or Governmental Authority that, in the reasonable opinion of the Administrative Agent, singly or in the aggregate, materially impairs the financing hereunder or any of the other transactions contemplated by the Loan Documents, or that could reasonably be expected to cause a Material Adverse Change.

(m) Completion of Proceedings. All of the partnership, company, corporate, and other proceedings taken or to be taken in connection with the transactions contemplated hereby and all of the documents incidental thereto shall be reasonably satisfactory in form and substance to the Administrative Agent and its counsel, and the Administrative Agent and such counsel shall have received all such counterpart originals or certified copies of such documents as the Administrative Agent may reasonably request.

(n) Material Adverse Change. No event or circumstance shall have occurred or be continuing since December 31, 2021, that has caused, or could be reasonably expected to cause, either individually or in the aggregate, a Material Adverse Change.

(o) Material Contracts. The Administrative Agent shall have received a copy of each Material Contract (including each waiver, supplement, and amendment thereto) and a certificate of a Responsible Officer of the Borrower, dated as of the Closing Date, in which such Responsible Officer certifies that the Borrower has delivered to the Administrative Agent a true, correct, and complete copy of each Material Contract (including each waiver, supplement, and amendment thereto).

(p) Due Diligence. The Administrative Agent and the Lenders shall have completed satisfactory due diligence review of the assets, liabilities, business, operations, and condition (financial or otherwise) of the Credit Parties, including a review of their Oil and Gas Properties and all legal, financial, accounting, governmental, environmental, tax, and regulatory matters, and fiduciary aspects of the financing contemplated hereby.

(q) KYC Documentation. The Administrative Agent and the Lenders shall have received, and be reasonably satisfied in form and substance with, all of the documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including, but not restricted to, the Patriot Act and the Beneficial Ownership Regulation.

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(r) Other Documentation. The Administrative Agent shall have received all of the documents and instruments that the Administrative Agent has then reasonably requested, in addition to those described in this Section 7.1. All such additional documents and instruments shall be reasonably satisfactory to the Administrative Agent in form, substance, and date.

Without limiting the generality of the provisions of Article X, for purposes of determining compliance with the conditions specified in this Section 7.1, each Lender that has signed this Agreement shall be deemed to have consented to, approved, or accepted or to be satisfied with each document or other matter required under this Section 7.1 to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the Closing Date specifying its objection thereto. All of the documents executed or submitted pursuant to this Section 7.1 by and on behalf of the Borrower or any other Credit Party shall be in form and substance satisfactory to the Administrative Agent and its counsel. The Administrative Agent shall notify the Borrower and the Lenders of the Closing Date, and such notice shall be conclusive and binding.

Section 7.2. Additional Conditions Precedent. The obligation of each Lender to make a Loan on the occasion of any Borrowing, and of the LC Issuer to issue, amend, renew, or extend any Letter of Credit, is subject to the satisfaction of the following conditions:

(a) Representations and Warranties. All of the representations and warranties made by any Credit Party in any Loan Document shall be true and correct in all respects on and as of the date of such Borrowing or the date of issuance, amendment, renewal, or extension of such Letter of Credit, as applicable, as if such representations and warranties had been made as of the date of such Borrowing or the date of issuance, amendment, renewal, or extension of such Letter of Credit, as applicable, except to the extent that such representation or warranty was made as of a specific date, in which case such representation or warranty shall be true and correct in all respects as of such specific date, and except that for purposes of this Section 7.2, the representations and warranties contained in Section 3.6(a) shall be deemed to refer to the most recent financial statements furnished pursuant to Section 4.2(a) and Section 4.2(b).

(b) No Default or Borrowing Base Deficiency. At the time of and immediately after giving effect to such Borrowing or the issuance, amendment, renewal, or extension of such Letter of Credit, as applicable, no Default or Borrowing Base Deficiency shall have occurred and be continuing.

(c) No Material Adverse Change. No development or event shall have occurred that caused or could reasonably be expected to cause a Material Adverse Change since the date of the most recently delivered financial statements pursuant to Section 4.2(a) (or, until the initial delivery of such financial statements, since December 31, 2021).

(d) No Excess Cash. Solely with respect to any Borrowing of Loans, after giving pro forma effect to such Borrowing and the use of proceeds therefrom on such date, the Restricted Persons shall not have any Excess Cash.

(e) No Legal Prohibition. The making of such Loan or the issuance, amendment, renewal, or extension of such Letter of Credit, as applicable, shall not be prohibited by any Law and shall not subject any of the Lenders or the LC Issuer to any penalty or other onerous condition under or pursuant to any such Law.

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(f) Borrowing Notice. The receipt by the Administrative Agent of a Borrowing Notice in accordance with Section 2.2 or a request for a Letter of Credit (or for such amendment, renewal, or extension of a Letter of Credit) in accordance with Section 2.10, as applicable.

Each request for a Borrowing and each request for the issuance, amendment, renewal, or extension of any Letter of Credit shall be deemed to constitute a representation and warranty by the Borrower on the date thereof as to the matters specified in Section 7.2(a) through (d).

ARTICLE VIII - Events of Default and Remedies

Section 8.1. Events of Default. Each of the following events constitutes an Event of Default (“Event of Default”) under this Agreement:

(a) Any Credit Party fails to pay any principal of any Loan or any reimbursement obligation in respect of any Letter of Credit when due and payable, whether at the due date thereof or at a date fixed for prepayment thereof, as a result of acceleration, or otherwise;

(b) Any Credit Party fails to pay any Obligation (other than the Obligations in subsection (a) of this section) when due and payable, whether at the due date thereof or at a date fixed for prepayment thereof, as a result of acceleration, or otherwise, within three (3) Business Days after the same becomes due;

(c) Any Credit Party fails to duly observe, perform, or comply with any covenant, agreement, or provision of Section 2.4, Section 4.2(l), Section 4.4, Section 4.6 (with respect to organization or maintenance of existence), Section 4.14, Section 4.20, Section 4.25, Article V, or Article VI;

(d) Any Credit Party fails (other than as referred to in subsection (a), (b), or (c) of this section) to duly observe, perform, or comply with any covenant, agreement, condition, or provision of any Loan Document to which it is a party, and such failure remains unremedied for a period of thirty (30) days after the earlier to occur of (i) a Responsible Officer of any Credit Party having knowledge of such failure or (ii) receipt of notice thereof by the Borrower from the Administrative Agent;

(e) Any representation or warranty previously, presently, or hereafter made in writing by or on behalf of any Credit Party in connection with any Loan Document shall prove to have been false or incorrect in any material respect on any date on or as of which made or deemed made, or any Loan Document at any time ceases to be valid, binding, and enforceable as warranted in Section 3.5 for any reason other than its release or subordination by the Administrative Agent in accordance with the terms of this Agreement;

(f) An “Event of Default” or a “Termination Event” (as defined in any Hedging Contract to which a Restricted Person is a party) occurs under such Hedging Contract and in each case, the resulting amount payable by any Credit Party in connection with any and designated termination event exceeds the Threshold Amount;

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(g) Any Credit Party (i) fails to pay any portion, when such portion is due, of any of its Indebtedness in excess of the Threshold Amount (other than the Obligations) or (ii) breaches or defaults in the performance of any agreement or instrument by which any such Indebtedness is issued, evidenced, governed, or secured, and any such failure, breach, or default continues beyond any applicable period of grace provided therefor, or any other event shall occur or condition exist, the effect of which event or condition under this clause (ii) is to cause, or to enable or permit the holder(s) of such Indebtedness or the lender(s) under any agreement evidencing or governing such Indebtedness to cause, any portion of such Indebtedness to become due prior to its stated maturity or any commitment to lend under any agreement evidencing or governing such Indebtedness to be terminated prior to its stated expiration date;

(h) A Termination Event occurs that, when taken together with all of the other Termination Events that have occurred, has caused or could reasonably be expected to cause, liability of any Restricted Person in an aggregate amount in excess of the Threshold Amount, or any other event or condition shall occur or exist with respect to a Plan and such event or condition, together with all such other events or conditions and Termination Events, if any, could reasonably be expected to cause a Material Adverse Change;

(i) Any Credit Party:

(i) suffers the entry against it of a judgment, decree, or order for relief by a Governmental Authority of competent jurisdiction in an involuntary proceeding commenced under any Debtor Relief Laws now or hereafter in effect, or files an answer admitting the material allegations of a petition filed against it in any such proceeding, or any proceeding under any Debtor Relief Law commenced against it remains undismissed for a period of sixty (60) days; or

(ii) commences a voluntary case under any Debtor Relief Laws now or hereafter in effect; or applies for or consents to the entry of an order for relief in an involuntary case under any Debtor Relief Law; or makes a general assignment for the benefit of creditors; or fails to contest in a timely and appropriate manner any proceeding or petition described in Section 8.1(i)(i); or is generally not paying (or admits in writing its inability to pay) its debts as such debts become due; or takes corporate or other action authorizing any of the foregoing; or

(iii) suffers the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator, or similar official of all or a substantial part of its assets or of any part of the Collateral in a proceeding brought against or initiated by it, and such appointment or taking possession is neither made ineffective nor discharged within thirty (30) days after the making thereof, or such appointment or taking possession is at any time consented to, requested by, or acquiesced to by it; or

(iv) suffers the entry against it of (1) one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments or orders) in excess of the Threshold Amount (not covered by insurance satisfactory to the Administrative Agent in its discretion), or (2) one or more non-monetary final judgments that have caused, or could reasonably be expected to cause, individually or in the aggregate, a Material Adverse Change and, in either case, (x) enforcement proceedings are commenced by any creditor upon such judgment or order or (y) there is a period of ten (10) consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or

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(v) suffers a writ or warrant of attachment or any similar process to be issued by any Governmental Authority against all or any substantial part of its assets or any part of the Collateral, and such writ or warrant of attachment or any similar process is not stayed or released within thirty (30) days after the entry or levy thereof or after any stay is vacated or set aside;

(j) Any provision of any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder or satisfaction in full of all of the Obligations, ceases to be in full force and effect; or any Credit Party or any other Person contests in any manner the validity or enforceability of any provision of any Loan Document; or any Credit Party denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate, or rescind any provision of any Loan Document; and

(k) Any Change of Control occurs.

Upon the occurrence of an Event of Default described in subsection (i)(i), (i)(ii), or (i)(iii) of this section with respect to any Credit Party, all of the Obligations shall thereupon be immediately due and payable (including the payment of Cash Collateral as provided in Section 2.14), without demand, presentment, notice of demand or of dishonor and nonpayment, protest, notice of protest, notice of intention to accelerate, declaration or notice of acceleration, or any other notice or declaration of any kind, all of which are hereby expressly waived by the Borrower and each other Credit Party who at any time ratifies or approves this Agreement. Upon any such acceleration, any obligation of any Lender to make any further Loans and any obligation of any LC Issuer to issue Letters of Credit hereunder shall be automatically and permanently terminated. During the continuance of any other Event of Default, the Administrative Agent at any time and from time to time may (and upon written instructions from the Required Lenders, the Administrative Agent shall), without notice to the Borrower or any other Credit Party, do either or both of the following: (1) terminate any obligation of the Lenders to make Loans hereunder, and any obligation of any LC Issuer to issue Letters of Credit hereunder, and (2) declare any or all of the Obligations immediately due and payable, and all of such Obligations (including the payment of Cash Collateral as provided in Section 2.14) shall thereupon be immediately due and payable, without demand, presentment, notice of demand or of dishonor and nonpayment, protest, notice of protest, notice of intention to accelerate, declaration or notice of acceleration, or any other notice or declaration of any kind, all of which are hereby expressly waived by the Borrower and each other Credit Party who at any time ratifies or approves this Agreement.

Section 8.2. Remedies. If any Event of Default shall occur and be continuing, the Required Lenders, or the Administrative Agent at the direction of the Required Lenders, may protect and enforce its rights under the Loan Documents by any appropriate proceedings, including proceedings for specific performance of any covenant or agreement contained in any Loan Document. All of the rights, remedies, and powers conferred upon the Lender Parties under the Loan Documents shall be deemed cumulative and not exclusive of any other rights, remedies, or powers available under the Loan Documents or at Law or in equity.

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Section 8.3. Application of Proceeds After Acceleration. After the exercise of remedies provided for in Section 8.2 (or after the Loans have automatically become immediately due and payable and the Letter of Credit Liabilities have automatically been required to be Cash Collateralized as set forth in Section 2.14), any amounts received on account of the Secured Obligations shall be applied by the Administrative Agent in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses, and other amounts (including fees, charges, and disbursements of counsel to the Administrative Agent and amounts payable under Section 4.9 and Section 10.14) payable to the Administrative Agent in its capacity as such;

Second, to payment of that portion of the Secured Obligations constituting fees, indemnities, expenses, and other amounts (excluding other amounts provided for in clauses “Third” or “Fourth” below) payable to the Lenders, the LC Issuer, the Cash Management Lenders, and the Lender Counterparties (including fees, charges, and disbursements of counsel to each Lender and each LC Issuer and amounts payable under Section 2.16 or Section 2.17), ratably among them in proportion to the respective amounts described in this clause Second payable to them;

Third, to payment of that portion of the Secured Obligations constituting accrued and unpaid Letter of Credit fees, accrued and unpaid interest on the Loans, accrued and unpaid interest on the Obligations described in clause (b) of the definition of Letter of Credit Liabilities, accrued and unpaid interest on the Cash Management Obligations, and accrued and unpaid interest on the Lender Hedging Obligations, ratably among the Lenders, the LC Issuer, the Cash Management Lenders, and the Lender Counterparties in proportion to the respective amounts described in this clause Third payable to them;

Fourth, to payment of that portion of the Secured Obligations constituting unpaid principal of the Loans and Obligations described in clause (b) of the definition of Letter of Credit Liabilities, obligations to Cash Collateralize Letter of Credit Liabilities pursuant to Section 2.14, Cash Management Obligations, and other amounts due under or in connection with Hedging Contracts giving rise to Lender Hedging Obligations (including amounts payable in connection with the early termination of Hedging Contracts but excluding accrued and unpaid interest on the Lender Hedging Obligations provided for in clause “Third” above), ratably among the Lenders, the LC Issuer, the Cash Management Lenders, and the Lender Counterparties in proportion to the respective amounts described in this clause Fourth held by them;

Fifth, pro rata to the payment of any other Secured Obligations; and

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Last, the balance, if any, after all of the Secured Obligations have been indefeasibly paid in full, to the Borrower or as otherwise required by Law;

provided that, to the extent that any Excluded Swap Obligations exist with respect to any Guarantor, monies or property received from such Guarantor or from the proceeds of any Collateral provided by such Guarantor may not be shared with the Lender Counterparties to the extent that doing so would violate the Commodity Exchange Act (but to the maximum extent allowed under applicable Law the amounts received or recovered from the other Credit Parties will instead be allocated to the Lender Counterparties as necessary to achieve the overall ratable applications of monies and property intended by this section but for this proviso).

Subject to Section 2.14, amounts used to Cash Collateralize the aggregate undrawn amount of Letters of Credit pursuant to clause Fourth above shall be applied to satisfy drawings under such Letters of Credit as they occur. If any amount remains on deposit as Cash Collateral after all of the Letters of Credit have either been fully drawn or expired, such remaining amount shall be applied to the other Secured Obligations, if any, in the order set forth above.

Notwithstanding the foregoing, the Lender Hedging Obligations and the Cash Management Obligations shall be excluded from the application described above if the Administrative Agent has not received written notice thereof, together with such supporting documentation as the Administrative Agent may request, from the applicable Lender Counterparty or Cash Management Lender, as the case may be. Each Lender Counterparty or Cash Management Lender not a party to this Agreement that has given the notice contemplated by the preceding sentence shall, by such notice, be deemed to have acknowledged and accepted the appointment of the Administrative Agent pursuant to the terms of Article X hereof for itself and its Affiliates as if a “Lender” party hereto.

Section 8.4. Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender, the LC Issuer, and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held, and other obligations (in whatever currency) at any time owing, by such Lender, the LC Issuer, or any such Affiliate, for the credit or the account of or to any Credit Party against any and all of the obligations of such Credit Party now or hereafter existing under this Agreement or any other Loan Document to such Lender or the LC Issuer or their respective Affiliates, irrespective of whether or not such Lender, the LC Issuer, or such Affiliate shall have made any demand under this Agreement or any other Loan Document and although such obligations of such Credit Party may be contingent or unmatured or are owed to a branch, office, or Affiliate of such Lender or the LC Issuer different from the branch, office, or Affiliate holding such deposit or obligated on such indebtedness; provided that in the event that any Defaulting Lender shall exercise any such right of setoff, (a) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.19 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent, the LC Issuer, and the Lenders, and (b) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The rights of each Lender, the LC Issuer, and their respective Affiliates under this section are in addition to other rights and remedies (including other rights of setoff) that such Lender, the LC Issuer, or their respective Affiliates may have. Each Lender and the LC Issuer agrees to notify the Borrower and the Administrative Agent promptly after any such setoff and application; provided that the failure to give such notice shall not affect the validity of such setoff and application.

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Section 8.5. Payments Set Aside. To the extent that any payment by or on behalf of the Borrower is made to any Lender Party, or any Lender Party exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside, or required (including pursuant to any settlement entered into by any Lender Party in its discretion) to be repaid to a trustee, receiver, or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender and the LC Issuer severally agrees to pay to the Administrative Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by the Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Rate from time to time in effect. The obligations of the Lenders and the LC Issuer under clause (b) of the preceding sentence shall survive the payment in full of the Obligations and the termination of this Agreement.

ARTICLE IX - Expenses; Indemnity; Damage Waiver.

Section 9.1. Costs and Expenses. The Borrower shall promptly pay (i) all of the transfer, stamp, mortgage, documentary, or other similar taxes, assessments, or charges levied by any governmental or revenue authority in respect of this Agreement or any of the other Loan Documents or any other document or transaction referred to herein or therein, (ii) all of the reasonable and documented out-of-pocket expenses incurred by the Administrative Agent and its Affiliates (including reasonable fees and expenses of attorneys, consultants, reserve engineers, accountants, and other advisors, travel costs, expenses related to the Platform and in connection with the issuance of CUSIP numbers, and other miscellaneous expenses) in connection with (1) the syndication of the credit facilities provided for herein, (2) the preparation, negotiation, execution, delivery, and administration of this Agreement and the other Loan Documents, or any amendments, modifications, or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (3) the filing, recording, refiling, and re-recording of any Loan Documents and any other documents or instruments or further assurances required to be filed or recorded or refiled or re-recorded by the terms of any Loan Document, (4) any action reasonably required in the course of administration hereof, or (5) monitoring or confirming (or preparation or negotiation of any document related to) any Credit Party’s compliance with any covenants or conditions contained in this Agreement or in any other Loan Document, (iii) all of the reasonable and documented out-of-pocket expenses incurred by the LC Issuer in connection with the issuance, amendment, renewal, or extension of any Letter of Credit or any demand for payment thereunder, and (iv) all of the documented out-of-pocket expenses incurred by or on behalf of any Lender Party (including fees and expenses of attorneys, consultants, reserve engineers, accountants, and other advisors, travel costs, court costs, and miscellaneous expenses) (A) in connection with the preservation of any rights under the Loan Documents, the exercise or enforcement of any rights or remedies under the Loan Documents (including this section), or the defense of any such exercise or enforcement, or (B) in connection with the enforcement or protection of its rights in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring, or negotiations in respect of such Loans or Letters of Credit.

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Section 9.2. Indemnification.

(a) The Borrower shall indemnify the Administrative Agent (and any sub-agent thereof), each Lender, and the LC Issuer, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities, and related expenses (including the fees, charges, and disbursements of any counsel for any Indemnitee), incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Credit Party arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document, or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto or thereto of their respective obligations hereunder or thereunder, or the consummation of the transactions contemplated hereby or thereby, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds thereof (including any refusal by the LC Issuer to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by any Credit Party or any of its Subsidiaries, or any environmental liability related in any way to any Credit Party or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation, or proceeding relating to any of the foregoing, whether based on contract, tort, or any other theory, whether brought by a third party or by any Credit Party, and regardless of whether any Indemnitee is a party thereto. THE FOREGOING INDEMNIFICATION WILL APPLY WHETHER OR NOT SUCH LIABILITIES AND COSTS ARE IN ANY WAY OR TO ANY EXTENT OWED, IN WHOLE OR IN PART, UNDER ANY CLAIM OR THEORY OF STRICT LIABILITY OR CAUSED, IN WHOLE OR IN PART, BY ANY NEGLIGENT ACT OR OMISSION OF ANY KIND BY ANY INDEMNITEE; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities, or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or (y) result from a claim brought by a Credit Party against an Indemnitee for breach in bad faith of such Indemnitee’s material obligations hereunder or under any other Loan Document, if such Credit Party has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction.

(b) The Borrower hereby indemnifies each of the Lenders against any loss, cost, or expense (including any loss, cost, or expense arising from the liquidation or reemployment of funds) which may arise, be attributable to, or result due to or as a consequence of (i) any failure by the Borrower to make any payment when due of any amount due hereunder in connection with a SOFR Loan, (ii) any failure of the Borrower to borrow or continue a SOFR Loan on a date specified therefor in a Borrowing Notice or Continuation/Conversion Notice, (iii) any failure of the Borrower to prepay any SOFR Loan on a date specified therefor in any notice of prepayment (regardless of whether any such notice of prepayment may be revoked in accordance with the terms hereof and is revoked in accordance therewith), (iv) any payment, prepayment, or conversion of any SOFR Loan on a date other than on a date other than the last day of the Interest Period therefor (including as a result of an Event of Default), or (v) the assignment of any SOFR Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 2.20(b). A certificate of such Lender setting forth the basis for determining such amount or amounts necessary to compensate such Lender shall be forwarded to the Borrower through the Administrative Agent and shall be conclusively presumed to be correct save for manifest error. All of the obligations of the Credit Parties under this Section 9.2(b) shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction, or discharge of all obligations under any Loan Document.

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Section 9.3. Reimbursement by Lenders. To the extent that any Credit Party for any reason fails to indefeasibly pay any amount required under Section 9.1 or Section 9.2 to be paid by it to the Administrative Agent (or any sub-agent thereof), the LC Issuer, or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent), the LC Issuer, or such Related Party, as the case may be, such Lender’s Pro Rata Share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability, or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent) or the LC Issuer in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub- agent) or the LC Issuer in connection with such capacity.

Section 9.4. Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable Law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential, or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document, or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit, or the use of the proceeds thereof. No Indemnitee referred to in Section 9.2 shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic, or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

Section 9.5. Payments. All of the amounts due under this section shall be payable not later than ten (10) days after written demand therefor.

Section 9.6. Survival. Each party’s obligations under this Article IX shall survive the termination of the Loan Documents and payment of the obligations hereunder.

ARTICLE X - Administrative Agent

Section 10.1. Appointment and Authorization. Each Lender and the LC Issuer hereby irrevocably appoints and authorizes the Administrative Agent to enter into each of the Loan Documents to which it is a party (other than this Agreement) on its behalf and to take such actions as the Administrative Agent on its behalf and to exercise such powers under the Loan Documents as are delegated to the Administrative Agent by the terms thereof, together with all such actions and powers as are reasonably incidental thereto. Subject to the terms of Section 11.1 and to the terms of the other Loan Documents, the Administrative Agent is authorized and empowered to amend, modify, or waive any provisions of this Agreement or the other Loan Documents on behalf of the Lenders and the LC Issuer. The provisions of this Article X are solely for the benefit of the Administrative Agent, the Lenders, and the LC Issuer, and neither the Borrower nor any other Credit Party shall have any rights as a third-party beneficiary of any of the provisions hereof. In performing its functions and duties under this Agreement, the Administrative Agent shall act solely as agent of the Lenders and the LC Issuer and does not assume and shall not be deemed to have assumed any obligation toward or relationship of agency or trust with or for any Credit Party. The Administrative Agent may perform any of its duties and exercise any of its rights and powers hereunder, or under the other Loan Documents, by or through its own agents or employees. The exculpatory provisions of this Article X shall apply to any such agent or employee of the Administrative Agent and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as the Administrative Agent. The Administrative Agent shall not be responsible for the negligence or misconduct of any such agents or employees except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such agents or employees.

103	[Credit Agreement]

Section 10.2. Administrative Agent and Affiliates. The Person serving as the Administrative Agent hereunder shall have the same rights and powers under the Loan Documents in its capacity as a Lender as any other Lender and may exercise or refrain from exercising the same as though it were not the Administrative Agent, and the Administrative Agent and its Affiliates may lend money to, invest in, and generally engage in any kind of business with each Credit Party or any Affiliate of any Credit Party as if it were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders.

Section 10.3. Action by the Administrative Agent. The duties of the Administrative Agent shall be mechanical and administrative in nature. The Administrative Agent shall not have by reason of this Agreement a fiduciary relationship in respect of any Lender or the LC Issuer. Nothing in this Agreement or any of the other Loan Documents is intended to or shall be construed to impose upon the Administrative Agent any duties or obligations in respect of this Agreement or any of the other Loan Documents except as expressly set forth herein or therein.

Section 10.4. Consultation with Experts. The Administrative Agent may consult with legal counsel, independent public accountants, and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants, or experts.

Section 10.5. Liability of the Administrative Agent. Neither the Administrative Agent nor any of its directors, officers, agents, or employees shall be liable to any Lender or the LC Issuer for any action taken or not taken by it in connection with the Loan Documents, except that the Administrative Agent shall be liable with respect to its specific duties set forth hereunder, but only to the extent of its own gross negligence or willful misconduct in the discharge thereof as determined by a final nonappealable judgment of a court of competent jurisdiction. Neither the Administrative Agent nor any of its directors, officers, agents, or employees shall be responsible for or have any duty to ascertain, inquire into, or verify: (a) any statement, warranty, or representation made in connection with any Loan Document or any borrowing hereunder; (b) the performance or observance of any of the covenants or agreements specified in any Loan Document; (c) the satisfaction of any condition specified in any Loan Document; (d) the validity, effectiveness, sufficiency, or genuineness of any Loan Document, any Lien purported to be created or perfected thereby, or any other instrument or writing furnished in connection therewith; (e) the existence or non-existence of any Default or Event of Default; or (f) the financial condition of any Credit Party. The Administrative Agent shall not incur any liability by acting in reliance upon any notice, consent, certificate, statement, or other writing (which may be a bank wire, telex, facsimile, or electronic transmission or similar writing) believed by it to be genuine or to be signed by the proper party or parties. The Administrative Agent shall not be liable for any apportionment or distribution of payments made by it in good faith and if any such apportionment or distribution is subsequently determined to have been made in error the sole recourse of any Lender to whom payment was due but not made shall be to recover from the other Lenders any payment in excess of the amount to which they are determined to be entitled (and such other Lenders hereby agree to return to such Lender any such erroneous payments received by them).

104	[Credit Agreement]

Section 10.6. Indemnification. Each Lender shall, in accordance with its Pro Rata Share, indemnify the Administrative Agent (to the extent not reimbursed by the Borrower) upon demand against any cost, expense (including counsel fees and disbursements), claim, demand, action, loss, or liability (except such as result from the Administrative Agent’s gross negligence or willful misconduct as determined by a final nonappealable judgment of a court of competent jurisdiction) that the Administrative Agent may suffer or incur in connection with the Loan Documents or any action taken or omitted by the Administrative Agent hereunder or thereunder. If any indemnity furnished to the Administrative Agent for any purpose shall, in the opinion of the Administrative Agent, be insufficient or become impaired, the Administrative Agent may call for additional indemnity and cease, or not commence, to do the acts indemnified against even if so directed by the Required Lenders until such additional indemnity is furnished. All of the amounts due under this section shall be payable not later than ten (10) days after written demand therefor.

Section 10.7. Right to Request and Act on Instructions. The Administrative Agent may at any time request instructions from the Lenders with respect to any actions or approvals that by the terms of this Agreement or of any of the other Loan Documents the Administrative Agent is permitted or desires to take or to grant, and if such instructions are promptly requested, the Administrative Agent shall be absolutely entitled to refrain from taking any action or to withhold any approval and shall not be under any liability whatsoever to any Person for refraining from any action or withholding any approval under any of the Loan Documents until it shall have received such instructions from the Required Lenders or all or such other portion of the Lenders as shall be prescribed by this Agreement. Without limiting the foregoing, no Lender shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting under this Agreement or any of the other Loan Documents in accordance with the instructions of the Required Lenders (or all or such other portion of the Lenders as shall be prescribed by this Agreement) and, notwithstanding the instructions of the Required Lenders (or such other applicable portion of the Lenders), the Administrative Agent shall have no obligation to take any action if it believes, in good faith, that such action would violate applicable Law or expose the Administrative Agent to any liability for which it has not received satisfactory indemnification in accordance with the provisions of Section 10.6.

Section 10.8. Credit Decision. Each Lender and the LC Issuer acknowledges that it has, independently and without reliance upon any other Lender Party, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and the LC Issuer also acknowledges that it will, independently and without reliance upon any other Lender Party, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking any action under the Loan Documents.

105	[Credit Agreement]

Section 10.9. Collateral & Guaranty Matters.

(a) Each of the Lenders and the LC Issuer, and by accepting the benefits of the Collateral, each of the Lender Counterparties and the Cash Management Lenders, irrevocably authorize the Administrative Agent to (i) release any Lien granted to or held by the Administrative Agent under any Security Document (1) upon Payment in Full, (2) in connection with any foreclosure sale or other Disposition of Collateral during the continuance of an Event of Default, or (3) on any property sold or Disposed of as part of or in connection with any Disposition permitted under any Loan Document (it being understood and agreed that the Administrative Agent may conclusively rely without further inquiry on a certificate of a Responsible Officer as to the sale or other Disposition of property being made in full compliance with the provisions of the Loan Documents), (ii) release or subordinate any Lien on any property granted to or held by the Administrative Agent under any Security Document to any Lien on such property that is permitted by Section 5.2, and (iii) release any Lien granted to or held by the Administrative Agent under any Security Document if approved, authorized, or ratified in writing in accordance with Section 11.1. Upon request by the Administrative Agent at any time, the Lenders and the LC Issuer will confirm the Administrative Agent’s authority to release and/or subordinate particular types or items of Collateral pursuant to this Section 10.9(a); provided that the absence of any such confirmation for any reason shall not affect the Administrative Agent’s rights under this Section 10.9(a).

(b) Each of the Lenders and the LC Issuer, and by accepting the benefits of the Collateral, each of the Lender Counterparties and the Cash Management Lenders, irrevocably authorize the Administrative Agent to release any Guarantor from its obligations under its guaranty of the Secured Obligations (i) if such Person ceases to be a Subsidiary of the Borrower as a result of a transaction permitted hereunder, (ii) upon Payment in Full, and (iii) if approved, authorized, or ratified in writing in accordance with Section 11.1. Upon request by the Administrative Agent at any time, each Lender and the LC Issuer will confirm in writing the Administrative Agent’s authority to release any Guarantor from its obligations under its guaranty pursuant to this Section 10.9(b); provided that the absence of any such confirmation for any reason shall not affect the Administrative Agent’s rights under this Section 10.9(b).

(c) Each of the Lenders and the LC Issuer, and by accepting the benefits of the Collateral, each of the Lender Counterparties and the Cash Management Lenders, irrevocably authorize the Administrative Agent to execute and deliver to the Borrower, at the Borrower’s sole cost and expense, any and all releases of Liens and guaranties, termination statements, assignments, and other documents necessary or useful to accomplish or evidence the releases contemplated by Section 10.9(a)(i)(1), Section 10.9(a)(i)(3), Section 10.9(a)(iii), and Section 10.9(b) (and the Administrative Agent hereby agrees to take such actions at the request of the Borrower).

106	[Credit Agreement]

Section 10.10. Agency for Perfection. The Administrative Agent and each Lender hereby appoint each of the Administrative Agent and each other Lender, respectively, as agent for the purpose of perfecting the Administrative Agent’s security interest in assets that, in accordance with the Uniform Commercial Code in any applicable jurisdiction, can be perfected by possession or control. Should any Lender (other than the Administrative Agent) obtain possession or control of any such assets, such Lender shall notify the Administrative Agent thereof, and, promptly upon the Administrative Agent’s request therefor, shall deliver such assets to the Administrative Agent or in accordance with the Administrative Agent’s instructions or transfer control to the Administrative Agent in accordance with the Administrative Agent’s instructions. Each Lender agrees that it will not have any right individually to enforce or seek to enforce any Security Document or to realize upon any Collateral for the Loans unless instructed to do so by the Administrative Agent, it being understood and agreed that such rights and remedies may be exercised only by the Administrative Agent.

Section 10.11. Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default except with respect to defaults in the payment of principal, interest, and fees required to be paid to the Administrative Agent for the account of the Lenders, unless the Administrative Agent shall have received written notice from a Lender or the Borrower referring to this Agreement, describing such Default or Event of Default, and stating that such notice is a “notice of default”. The Administrative Agent will notify each Lender of its receipt of any such notice. The Administrative Agent shall take such action with respect to such Default or Event of Default as may be reasonably requested by the Required Lenders (or all or such other portion of the Lenders as shall be prescribed by this Agreement) in accordance with the terms hereof. Unless and until the Administrative Agent has received any such request, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable or in the best interests of the Lenders.

Section 10.12. Successor Administrative Agent. The Administrative Agent may at any time give notice of its resignation to the Lenders, the LC Issuer, and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Borrower (so long as no Event of Default exists), to appoint a successor Administrative Agent. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder and notice of such acceptance to the retiring Administrative Agent, such successor shall succeed to and become vested with all of the rights, powers, privileges, and duties of the retiring (or retired) Administrative Agent (other than any rights to indemnity payments owed to the retiring Administrative Agent), the retiring Administrative Agent’s resignation shall become immediately effective, and the retiring Administrative Agent shall be discharged from all of its duties and obligations hereunder and under the other Loan Documents (if such resignation was not already effective and such duties and obligations not already discharged, as provided below in this section). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may on behalf of the Lenders and the LC Issuer (but without any obligation) appoint a successor Administrative Agent. From and following the expiration of such thirty (30) day period, the Administrative Agent shall have the exclusive right, upon one (1) Business Days’ notice to the Borrower, the Lenders, and the LC Issuer, to make its resignation effective immediately. From and following the effectiveness of such notice, (i) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents and (ii) except for any indemnity payments owed to the retiring Administrative Agent, all payments, communications, and determinations provided to be made by, to, or through the Administrative Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this section. The provisions of this Agreement (including the indemnification provisions herein) shall continue in effect for the benefit of any retiring Administrative Agent, its sub-agents, and their Related Parties after the effectiveness of its resignation hereunder and under the other Loan Documents in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting or was continuing to act as Administrative Agent.

107	[Credit Agreement]

Section 10.13. Disbursements of Loans; Payment and Sharing of Payment.

(a) Loan Advances, Payments, and Settlements; Interest and Fee Payments. The Administrative Agent shall have the right, on behalf of the Lenders (other than Non-Funding Lenders), to disburse funds to the Borrower for all of the Loans requested or deemed requested by the Borrower pursuant to the terms of this Agreement regardless of whether the conditions precedent set forth in Section 7.2 are then satisfied, including the existence of any Default or Event of Default either before or after giving effect to the making of such Loans; provided that the Administrative Agent shall not advance any Loan pursuant to this clause (a) if the Facility Usage exceeds the Borrowing Base, either before or after giving effect to the making of any proposed Loan. The Administrative Agent shall be conclusively entitled to assume, for purposes of the preceding sentence, that each Lender, other than any Non-Funding Lenders, will fund its Pro Rata Share of all of the Loans requested by the Borrower. Each Lender (other than any Non-Funding Lenders) shall reimburse the Administrative Agent on demand, in accordance with the provisions of the immediately following paragraph, for all funds disbursed on its behalf by the Administrative Agent pursuant hereto, or if the Administrative Agent so requests, each Lender will remit to the Administrative Agent its Pro Rata Share of any Loan before the Administrative Agent disburses the same to the Borrower. If the Administrative Agent elects to require that each Lender make funds available to the Administrative Agent, prior to a disbursement by the Administrative Agent to the Borrower, the Administrative Agent shall advise each Lender by telephone, facsimile, or e- mail of the amount of such Lender’s Pro Rata Share of the Loan requested by the Borrower no later than noon on the date of funding of such Loan, and each such Lender shall, subject to the provisions of Article VII, pay the Administrative Agent on such date such Lender’s Pro Rata Share of such requested Loan, in same day funds, by wire transfer to the Payment Account, or such other account as may be identified by the Administrative Agent to the Lenders from time to time. If any Lender fails to pay the amount of its Pro Rata Share within one (1) Business Day after the Administrative Agent’s demand, the Administrative Agent shall promptly notify the Borrower, and the Borrower shall immediately repay such amount to the Administrative Agent. Any repayment required by the Borrower pursuant to this Section 10.13(a) shall be accompanied by accrued interest thereon from and including the date such amount is made available to the Borrower to but excluding the date of payment at the rate of interest then applicable to the Loans. Nothing in this Section 10.13(a) or elsewhere in this Agreement or the other Loan Documents shall be deemed to require the Administrative Agent to advance funds on behalf of any Lender or to relieve any Lender from its obligation to fulfill its commitments hereunder or to prejudice any rights that the Administrative Agent or the Borrower may have against any Lender as a result of any default by such Lender hereunder.

108	[Credit Agreement]

On a Business Day of each week as selected from time to time by the Administrative Agent, or more frequently (including daily), if the Administrative Agent so elects (each such day being a “Settlement Date”), the Administrative Agent will advise each Lender by telephone, facsimile, or e-mail of the amount of each such Lender’s Pro Rata Share of the Facility Usage as of the close of business of the Business Day immediately preceding the Settlement Date. In the event that payments are necessary to adjust the amount of such Lender’s actual Pro Rata Share of the Facility Usage to such Lender’s required Pro Rata Share of the Facility Usage as of any Settlement Date, the party from which such payment is due shall pay the Administrative Agent, without setoff or discount, to the Payment Account not later than noon on the Business Day following the Settlement Date the full amount necessary to make such adjustment. Any obligation arising pursuant to the immediately preceding sentence shall be absolute and unconditional and shall not be affected by any circumstance whatsoever. In the event settlement shall not have occurred by the date and time specified in the second preceding sentence, interest shall accrue on the unsettled amount at the Federal Funds Rate, for the first three (3) days following the scheduled date of settlement, and thereafter at the Default Rate for Base Rate Loans.

On each Settlement Date, the Administrative Agent shall advise each Lender by telephone, facsimile, or e-mail of the amount of such Lender’s Pro Rata Share of principal, interest, and fees paid for the benefit of the Lenders with respect to each applicable Loan, to the extent of such Lender’s credit exposure with respect thereto, and shall make payment to such Lender not later than noon on the Business Day following the Settlement Date of such amounts in accordance with wire instructions delivered by such Lender to the Administrative Agent, as the same may be modified from time to time by written notice to the Administrative Agent; provided, that, in the case such Lender is a Defaulting Lender, the Administrative Agent shall be entitled to set off the funding short-fall against that Defaulting Lender’s respective share of all payments received from the Borrower.

The provisions of this Section 10.13(a) shall be deemed to be binding upon the Administrative Agent and the Lenders notwithstanding the occurrence of any Default or Event of Default, or any insolvency or bankruptcy proceeding pertaining to any Credit Party.

(b) Return of Payments. If the Administrative Agent pays an amount to a Lender under this Agreement in the belief or expectation that a related payment has been or will be received by the Administrative Agent from the Borrower and such related payment is not received by the Administrative Agent, then the Administrative Agent will be entitled to recover such amount from such Lender on demand without setoff, counterclaim, or deduction of any kind, together with interest accruing on a daily basis at the Federal Funds Rate.

If the Administrative Agent determines at any time that any amount received by the Administrative Agent under this Agreement must be returned to the Borrower or paid to any other Person pursuant to any insolvency law or otherwise, then, notwithstanding any other term or condition of this Agreement or any other Loan Document, the Administrative Agent will not be required to distribute any portion thereof to any Lender. In addition, each Lender will repay to the Administrative Agent on demand any portion of such amount that the Administrative Agent has distributed to such Lender, together with interest at such rate, if any, as the Administrative Agent is required to pay to the Borrower or such other Person, without setoff, counterclaim, or deduction of any kind.

109	[Credit Agreement]

(c) Defaulting Lenders. The failure of any Defaulting Lender to make any Loan or any payment required by it hereunder shall not relieve any other Lender of its obligations to make such Loan or payment, but neither any other Lender nor the Administrative Agent shall be responsible for the failure of any Defaulting Lender to make a Loan or make any other payment required hereunder. Notwithstanding anything set forth herein to the contrary, a Defaulting Lender shall not have any voting or consent rights under or with respect to any Loan Document or constitute a “Lender” (or be included in the calculation of “Required Lenders” hereunder) for any voting or consent rights under or with respect to any Loan Document, except to the extent otherwise expressly provided for in Section 11.1.

(d) Sharing of Payments. If any Lender shall obtain any payment or other recovery (whether voluntary, involuntary, by application of setoff, or otherwise) on account of any Loan (other than pursuant to the terms of Section 2.20) in excess of its pro rata share of payments entitled pursuant to the other provisions of this Section 10.13, such Lender shall purchase from the other Lenders such participations in extensions of credit made by such other Lenders (without recourse, representation, or warranty) as shall be necessary to cause such purchasing Lender to share the excess payment or other recovery ratably with each of them; provided, however, that if all or any portion of the excess payment or other recovery is thereafter required to be returned or otherwise recovered from such purchasing Lender, such portion of such purchase shall be rescinded and each Lender that has sold a participation to the purchasing Lender shall repay to the purchasing Lender the purchase price to the ratable extent of such return or recovery, without interest. The Borrower agrees that any Lender so purchasing a participation from another Lender pursuant to this clause (d) may, to the fullest extent permitted by law, exercise all of its rights of payment with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation. If under any applicable bankruptcy, insolvency, or other similar law, any Lender receives a secured claim in lieu of a setoff to which this clause (d) applies, such Lender shall, to the extent practicable, exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this clause (d) to share in the benefits of any recovery on such secured claim.

Section 10.14. Right to Perform, Preserve, and Protect. If any Credit Party fails to perform any obligation hereunder or under any other Loan Document, the Administrative Agent itself may, but shall not be obligated to, cause such obligation to be performed at the Borrower’s expense. The Administrative Agent is further authorized by the Borrower, the Lenders, and the LC Issuer to make expenditures from time to time that the Administrative Agent, in its reasonable business judgment, deems necessary or desirable to (a) preserve or protect the business conducted by the Borrower, the Collateral, or any portion thereof and/or (b) enhance the likelihood of, or maximize the amount of, repayment of the Loans and the other Obligations. The Borrower hereby agrees to reimburse the Administrative Agent on demand for any and all costs, liabilities, and obligations incurred by the Administrative Agent pursuant to this Section 10.14. Each Lender hereby agrees to indemnify the Administrative Agent upon demand for any and all costs, liabilities, and obligations incurred by the Administrative Agent pursuant to this Section 10.14, and all such amounts shall be deemed to be included within and covered by the Borrower’s indemnification obligation more particularly described in Section 9.2 of this Agreement.

110	[Credit Agreement]

Section 10.15. Additional Titled Agents. Except for rights and powers, if any, expressly reserved under this Agreement to any bookrunner, arranger, or other titled agent named on the cover page of this Agreement, other than the Administrative Agent (collectively, the “Additional Titled Agents”), and except for obligations, liabilities, duties, and responsibilities, if any, expressly assumed under this Agreement by any Additional Titled Agent, no Additional Titled Agent, in such capacity, has any rights, powers, liabilities, duties, or responsibilities hereunder or under any of the other Loan Documents. Without limiting the foregoing, no Additional Titled Agent shall have nor be deemed to have a fiduciary relationship with any Lender or the LC Issuer, and each Lender and the LC Issuer acknowledges that it has not relied, and will not rely, on any of the Additional Titled Agents in deciding to enter into this Agreement or any other Loan Document or in taking or not taking any action hereunder or thereunder. At any time that any Lender serving as an Additional Titled Agent shall have transferred to any other Person (other than any Affiliates) all of its interests in the Loans and in the Commitments, such Lender shall be deemed to have concurrently resigned as such Additional Titled Agent.

Section 10.16. Agreement to Assignment of ISDA Master Agreement. Each Lender hereby agrees (on behalf of itself and any of its Affiliates party to a Hedging Contract with any Restricted Person) that the rights of the Restricted Persons under Hedging Contracts with such Lender (or, if applicable, its Affiliate) may be included in the Collateral.

Section 10.17. Lender Hedging Obligations and Cash Management Obligations. Except as otherwise expressly set forth herein or in any other Loan Document, no Lender Counterparty or Cash Management Lender that obtains the benefits of Section 8.3 or any other Loan Document by virtue of the provisions hereof or thereof shall have any right to notice of any action or to consent to, direct, or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Loan Documents. Notwithstanding any other provision of this Article X to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Secured Obligations arising under Lender Hedging Obligations and Cash Management Obligations unless the Administrative Agent has received written notice of such Secured Obligations, together with such supporting documentation as the Administrative Agent may request, from the applicable Lender Counterparty or Cash Management Lender, as the case may be.

Section 10.18. Administrative Agent May File Proofs of Claim. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Credit Party, the Administrative Agent (irrespective of whether the principal of any Loan or Letter of Credit Liability shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered (but not obligated), by intervention in such proceeding or otherwise:

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, the Letter of Credit Liabilities, and all of the other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the LC Issuer, and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements, and advances of the Lenders, the LC Issuer, and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders, the LC Issuer, and the Administrative Agent under Section 2.5, Section 2.11, and Article IX) allowed in such judicial proceeding; and

111	[Credit Agreement]

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator, or other similar official in any such judicial proceeding is hereby authorized by each Lender and the LC Issuer to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders and the LC Issuer, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements, and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Section 2.5 and Article IX.

Section 10.19. Certain ERISA Matters.

(a) Each Lender (i) represents and warrants, as of the date such Person became a Lender party hereto, to, and (ii) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, each Additional Titled Agent, and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Credit Party, that at least one of the following is and will be true:

(i) such Lender is not using “plan assets” (within the meaning of Section 3(42) of ERISA or otherwise) of one or more Benefit Plans in connection with the Loans, the Letters of Credit, or the Commitments;

(ii) the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds), or PTE 96- 23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of, and performance of the Loans, the Letters of Credit, the Commitments, and this Agreement;

(iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer, and perform the Loans, the Letters of Credit, the Commitments, and this Agreement, (C) the entrance into, participation in, administration of, and performance of the Loans, the Letters of Credit, the Commitments, and this Agreement satisfies the requirements of subsections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of, and performance of the Loans, the Letters of Credit, the Commitments, and this Agreement; or

112	[Credit Agreement]

(iv) such other representation, warranty, and covenant as may be agreed in writing between the Administrative Agent, in its discretion, and such Lender.

(b) In addition, unless either (i) subclause (i) in the immediately preceding clause (a) is true with respect to a Lender or (ii) a Lender has provided another representation, warranty, and covenant in accordance with subclause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, each Additional Titled Agent, and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Credit Party, that none of the Administrative Agent, any Additional Titled Agent, or any of their respective Affiliates is a fiduciary with respect to the assets of such Lender involved in the Loans, the Letters of Credit, the Commitments, and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any other Loan Document, or any documents related hereto or thereto).

Section 10.20. Credit Bidding. The Secured Parties hereby irrevocably authorize the Administrative Agent, at the direction of the Required Lenders, to credit bid all or any portion of the Secured Obligations (including by accepting some or all of the Collateral in satisfaction of some or all of the Secured Obligations pursuant to a deed in lieu of foreclosure or otherwise) and in such manner purchase (either directly or through one or more acquisition vehicles) all or any portion of the Collateral (a) at any sale thereof conducted under the provisions of the Bankruptcy Code, including under Sections 363, 1123, or 1129 of the Bankruptcy Code, or any similar laws in any other jurisdictions to which a Credit Party is subject, or (b) at any other sale, foreclosure or acceptance of collateral in lieu of debt conducted by (or with the consent or at the direction of) the Administrative Agent (whether by judicial action or otherwise) in accordance with any applicable law. In connection with any such credit bid and purchase, the Secured Obligations owed to the Secured Parties shall be entitled to be, and shall be, credit bid by the Administrative Agent at the direction of the Required Lenders on a ratable basis (with Secured Obligations with respect to contingent or unliquidated claims receiving contingent interests in the acquired assets on a ratable basis that shall vest upon the liquidation of such claims in an amount proportional to the liquidated portion of the contingent claim amount used in allocating the contingent interests) for the asset or assets so purchased (or for the equity interests or debt instruments of the acquisition vehicle or vehicles that are issued in connection with such purchase). In connection with any such bid, (i) the Administrative Agent shall be authorized to form one or more acquisition vehicles and to assign any successful credit bid to such acquisition vehicle or vehicles, (ii) each of the Secured Parties’ ratable interests in the Secured Obligations which were credit bid shall be deemed without any further action under this Agreement to be assigned to such vehicle or vehicles for the purpose of closing such sale, (iii) the Administrative Agent shall be authorized to adopt documents providing for the governance of the acquisition vehicle or vehicles (provided that any actions by the Administrative Agent with respect to such acquisition vehicle or vehicles, including any disposition of the assets or equity interests thereof, shall be governed, directly or indirectly, by, and the governing documents shall provide for, control by the vote of the Required Lenders or their permitted assignees under the terms of this Agreement or the governing documents of the applicable acquisition vehicle or vehicles, as the case may be, irrespective of the termination of this Agreement and without giving effect to the limitations on actions by the Required Lenders contained in Section 10.1 of this Agreement), (iv) the Administrative Agent on behalf of such acquisition vehicle or vehicles shall be authorized to issue to each of the Secured Parties, ratably on account of the relevant Secured Obligations which were credit bid, interests, whether as equity, partnership, limited partnership interests, or membership interests, in any such acquisition vehicle and/or debt instruments issued by such acquisition vehicle or vehicles, all without the need for any Secured Party or acquisition vehicle to take any further action, and (v) to the extent that Secured Obligations that are assigned to an acquisition vehicle are not used to acquire Collateral for any reason (as a result of another bid being higher or better, because the amount of Secured Obligations assigned to the acquisition vehicle exceeds the amount of Secured Obligations credit bid by the acquisition vehicle or otherwise), such Secured Obligations shall automatically be reassigned to the Secured Parties pro rata and the equity interests and/or debt instruments issued by any acquisition vehicle on account of such Secured Obligations shall automatically be cancelled, without the need for any Secured Party or any acquisition vehicle to take any further action. Notwithstanding that the ratable portion of the Secured Obligations of each Secured Party are deemed assigned to the acquisition vehicle or vehicles as set forth in clause (ii) above, each Secured Party shall execute such documents and provide such information regarding the Secured Party (and/or any designee of the Secured Party which will receive interests in or debt instruments issued by such acquisition vehicle or vehicles) as the Administrative Agent may reasonably request in connection with the formation of any acquisition vehicle, the formulation or submission of any credit bid or the consummation of the transactions contemplated by such credit bid.

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Section 10.21. Erroneous Payments.

(a) If the Administrative Agent (i) notifies a Lender, an LC Issuer, or any other Secured Party, or any Person who has received funds on behalf of a Lender, an LC Issuer, or any other Secured Party (any such Lender, LC Issuer, other Secured Party, or other recipient (and each of their respective successors and assigns), a “Payment Recipient”), that the Administrative Agent has determined in its discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds (as set forth in such notice from the Administrative Agent) received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously or mistakenly transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, LC Issuer, other Secured Party, or other Payment Recipient on its behalf) (any such funds, whether transmitted or received as a payment, prepayment, or repayment of principal, interest, fees, distribution, or otherwise, individually and collectively, an “Erroneous Payment”) and (ii) demands in writing the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administrative Agent pending its return or repayment as contemplated below in this Section 10.21 and held in trust for the benefit of the Administrative Agent, and such Lender, LC Issuer, or other Secured Party shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two (2) Business Days thereafter (or such later date as the Administrative Agent may, in its discretion, specify in writing), return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon (except to the extent waived in writing by the Administrative Agent) in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Administrative Agent to any Payment Recipient under this clause (a) shall be conclusive, absent manifest error.

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(b) Without limiting immediately preceding clause (a), each Lender, LC Issuer, other Secured Party, or any Person who has received funds on behalf of a Lender, an LC Issuer, or any other Secured Party (and each of their respective successors and assigns), agrees that if it receives a payment, prepayment, or repayment (whether received as a payment, prepayment, or repayment of principal, interest, fees, distribution, or otherwise) from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in this Agreement or in a notice of payment, prepayment, or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment, or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment, or repayment sent by the Administrative Agent (or any of its Affiliates), or (z) that such Lender, LC Issuer, or other Secured Party, or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), then in each such case:

(i) it acknowledges and agrees that (A) in the case of immediately preceding clause (x) or (y), an error and mistake shall be presumed to have been made (absent written confirmation from the Administrative Agent to the contrary) or (B) an error and mistake has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment, or repayment; and

(ii) such Lender, LC Issuer, or other Secured Party shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one (1) Business Day of its knowledge of the occurrence of any of the circumstances described in immediately preceding clauses (x), (y), and (z)) notify the Administrative Agent of its receipt of such payment, prepayment, or repayment, the details thereof (in reasonable detail), and that it is so notifying the Administrative Agent pursuant to this Section 10.21(b).

For the avoidance of doubt, the failure to deliver a notice to the Administrative Agent pursuant to this Section 10.21(b) shall not have any effect on a Payment Recipient’s obligations pursuant to Section 10.21(a) or on whether or not an Erroneous Payment has been made.

(c) Each Lender, LC Issuer, and other Secured Party hereby authorizes the Administrative Agent to set off, net, and apply any and all amounts at any time owing to such Lender, LC Issuer, or other Secured Party under any Loan Document, or otherwise payable or distributable by the Administrative Agent to such Lender, LC Issuer, or other Secured Party under any Loan Document with respect to any payment of principal, interest, fees, or other amounts, against any amount that the Administrative Agent has demanded to be returned under immediately preceding clause (a).

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(d) (i) In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor in accordance with immediately preceding clause (a), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administrative Agent’s notice to such Lender at any time, then effective immediately (with the consideration therefor being acknowledged by the parties hereto), (A) such Lender shall be deemed to have assigned its Loans (but not its Commitment) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of such Loans (but not such Commitment), the “Erroneous Payment Deficiency Assignment”) (on a cashless basis and such amount calculated at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance)), and is hereby (together with the Borrower) deemed to execute and deliver an Assignment and Assumption (or, to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to the Platform as to which the Administrative Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, and such Lender shall deliver any Notes evidencing such Loans to the Borrower or the Administrative Agent (but the failure of such Person to deliver any such Notes shall not affect the effectiveness of the foregoing assignment), (B) the Administrative Agent as the assignee Lender shall be deemed to have acquired the Erroneous Payment Deficiency Assignment, (C) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitment which shall survive as to such assigning Lender, (D) the Administrative Agent and the Borrower shall each be deemed to have waived any consents required under this Agreement to any such Erroneous Payment Deficiency Assignment, and (E) the Administrative Agent will reflect in the Register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitment of any Lender and such Commitment shall remain available in accordance with the terms of this Agreement.

(ii) Subject to Section 11.4 (but excluding, in all events, any assignment, consent, or approval requirements (whether from the Borrower or otherwise)), the Administrative Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administrative Agent shall retain all other rights, remedies, and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). In addition, an Erroneous Payment Return Deficiency owing by the applicable Lender (x) shall be reduced by the proceeds of prepayments or repayments of principal and interest, or other distribution in respect of principal and interest, received by the Administrative Agent on or with respect to any such Loans acquired from such Lender pursuant to an Erroneous Payment Deficiency Assignment (to the extent that any such Loans are then owned by the Administrative Agent) and (y) may, in the discretion of the Administrative Agent, be reduced by any amount specified by the Administrative Agent in writing to the applicable Lender from time to time.

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(e) The parties hereto agree that (x) irrespective of whether the Administrative Agent may be equitably subrogated, in the event that an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights and interests of such Payment Recipient (and, in the case of any Payment Recipient who has received funds on behalf of a Lender, an LC Issuer, or any other Secured Party, to the rights and interests of such Lender, LC Issuer, or other Secured Party, as the case may be) under the Loan Documents with respect to such amount (the “Erroneous Payment Subrogation Rights”) (provided that the Credit Parties’ Secured Obligations under the Loan Documents in respect of the Erroneous Payment Subrogation Rights shall not be duplicative of such Secured Obligations in respect of Loans that have been assigned to the Administrative Agent under an Erroneous Payment Deficiency Assignment) and (y) an Erroneous Payment shall not pay, prepay, repay, discharge, or otherwise satisfy any Secured Obligations owed by the Borrower or any other Credit Party; provided that this Section 10.21 shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the Obligations of the Borrower relative to the amount (and/or timing for payment) of the Obligations that would have been payable had such Erroneous Payment not been made by the Administrative Agent; provided, further, that, for the avoidance of doubt, immediately preceding clauses (x) and (y) shall not apply to the extent any such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from the Borrower for the purpose of making such Erroneous Payment.

(f) To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense, or right of set-off or recoupment with respect to any demand, claim, or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including any defense based on “discharge for value” or any similar doctrine.

(g) Each party’s obligations, agreements, and waivers under this Section 10.21 shall survive the resignation or replacement of the Administrative Agent, any transfer of rights or obligations by, or the replacement of, a Lender or an LC Issuer, the termination of the Commitments, and/or Payment in Full.

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ARTICLE XI - Miscellaneous

Section 11.1. Waivers and Amendments; Acknowledgments.

(a) Waivers and Amendments. No failure or delay (whether by course of conduct or otherwise) by any Lender Party in exercising any right, power, or remedy that such Lender Party may have under any of the Loan Documents shall operate as a waiver thereof or of any other right, power, or remedy, nor shall any single or partial exercise by any Lender Party of any such right, power, or remedy preclude any other or further exercise thereof or of any other right, power, or remedy. No waiver of any provision of any Loan Document and no consent to any departure therefrom shall ever be effective unless it is in writing and signed as provided below in this section, and then such waiver or consent shall be effective only in the specific instances and for the purposes for which given and to the extent specified in such writing. No notice to or demand on any Credit Party shall in any case of itself entitle any Credit Party to any other or further notice or demand in similar or other circumstances. This Agreement and the other Loan Documents set forth the entire understanding between the parties hereto with respect to the transactions contemplated herein and therein and supersede all prior discussions and understandings with respect to the subject matter hereof and thereof, and no waiver, consent, release, modification, or amendment of or supplement to this Agreement or the other Loan Documents shall be valid or effective against any party hereto unless the same is in writing and signed by (i) if such party is the Borrower, by the Borrower, (ii) if such party is the Administrative Agent or the LC Issuer, by such party, and (iii) if such party is a Lender, by such Lender or by the Administrative Agent on behalf of the Lenders with the written consent of the Required Lenders. Notwithstanding the foregoing or anything to the contrary herein, the Administrative Agent shall not, without the prior consent of each individual Lender, execute and deliver on behalf of such Lender any waiver or amendment that would: (1) waive any of the conditions specified in Article VII; (2) increase the Commitment of such Lender; (3) reduce any fees payable to such Lender hereunder, or the principal of, or interest on, such Lender’s Loans; (4) extend the Maturity Date, waive the provisions of Section 2.7, or postpone any date fixed for any payment of any such fees, principal, or interest; (5) amend the definition herein of “Required Lenders” or otherwise change the aggregate amount of Pro Rata Shares that are required for the Administrative Agent, the Lenders, or any of them to take any particular action under the Loan Documents; (6) release the Borrower from its obligation to pay such Lender’s Obligations or any Guarantor from its guaranty of such payment (except pursuant to Section 10.9(b)); (7) release all or substantially all of the Collateral (except pursuant to Section 10.9(a)); (8) amend the pro-rata sharing provisions in Section 10.13(d); (9) amend the definition herein of “Borrowing Base” or Section 2.8 in a manner that has the effect of increasing the Borrowing Base; or (10) amend this Section 11.1(a). Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver, or consent hereunder (and any amendment, waiver, or consent that by its terms requires the consent of all of the Lenders or each affected Lender may be effected with the consent of the applicable Lenders other than Defaulting Lenders), except that (x) the Commitment of any Defaulting Lender may not be increased or extended, and the principal amount of the Loans of any Defaulting Lender may not be decreased, without the consent of such Lender and (y) any waiver, amendment, or modification requiring the consent of all of the Lenders or each affected Lender that by its terms affects any Defaulting Lender more adversely than other affected Lenders shall require the consent of such Defaulting Lender. Notwithstanding the foregoing, any supplement to Section 3.13 of the Disclosure Schedule shall be effective simply by delivering to the Administrative Agent a supplemental schedule clearly marked as such and, upon receipt, the Administrative Agent will promptly deliver a copy thereof to the Lenders, and, without the consent of any of the Lenders, the Borrower (or any other applicable Credit Party) and the Administrative Agent may (x) amend this Agreement or any other Loan Document in order to correct, amend, or cure any ambiguity, omission, inconsistency, illegality, or defect therein, or to correct any typographical error or other manifest error in any Loan Document or otherwise effectuate the intent of the parties hereto, (y) enter into any amendment, modification, or waiver of this Agreement or any other Loan Document, or enter into any new Loan Document, in order to provide for the Liens and Security Documents contemplated in the Loan Documents, and (z) enter into any supplement, amendment, or modification of this Agreement or any other Loan Document, or enter into any new Loan Document, in order to join additional Persons as Credit Parties or Guarantors.

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(b) Acknowledgments and Admissions. The Borrower hereby represents, warrants, acknowledges, and admits that (i) it has been advised by counsel in the negotiation, execution, and delivery of the Loan Documents to which it is a party, (ii) it has made an independent decision to enter into this Agreement and the other Loan Documents to which it is a party, without reliance on any representation, warranty, covenant, or undertaking by any Lender Party, whether written, oral, or implicit, other than as expressly set out in this Agreement or in another Loan Document delivered on or after the Closing Date, (iii) there are no representations, warranties, covenants, undertakings, or agreements by any Lender Party as to the Loan Documents except as expressly set out in this Agreement or in another Loan Document delivered on or after the Closing Date, (iv) no Lender Party has any fiduciary obligation toward the Borrower with respect to any Loan Document or the transactions contemplated thereby, (v) the relationship pursuant to the Loan Documents between the Borrower and the other Credit Parties, on one hand, and each Lender Party, on the other hand, is and shall be solely that of debtor and creditor, respectively, provided that, solely for purposes of Section 11.4(c), the Administrative Agent shall act as a non-fiduciary agent of the Borrower in maintaining the Register as set forth therein, (vi) no partnership or joint venture exists with respect to the Loan Documents between any Credit Party and any Lender Party, (vii) the Administrative Agent is not the Borrower’s Administrative Agent, but Administrative Agent for the Lender Parties, provided that, solely for purposes of Section 11.4(c), the Administrative Agent shall act as a non-fiduciary agent of the Borrower in maintaining the Register as set forth therein, (viii) should an Event of Default or a Default occur or exist, each Lender Party will determine in its discretion and for its own reasons what remedies and actions it will or will not exercise or take at that time, (ix) without limiting any of the foregoing, the Borrower is not relying upon any representation or covenant by any Lender Party, or any representative thereof, and no such representation or covenant has been made, that any Lender Party will, at the time of an Event of Default or a Default, or at any other time, waive, negotiate, discuss, or take or refrain from taking any action permitted under the Loan Documents with respect to any such Event of Default or Default or any other provision of the Loan Documents, and (x) all of the Lender Parties have relied upon the truthfulness of the acknowledgments in this section in deciding to execute and deliver this Agreement and to become obligated hereunder.

(c) Joint Acknowledgment. THIS WRITTEN AGREEMENT AND THE OTHER LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN AND AMONG THE PARTIES WITH RESPECT TO THE SUBJECT MATTER HEREOF AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN OR AMONG THE PARTIES.

Section 11.2. Survival of Agreements; Cumulative Nature. All of each Credit Party’s representations, warranties, covenants, and agreements in the Loan Documents shall survive the execution and delivery of this Agreement and the other Loan Documents and the performance hereof and thereof, including the making or granting of the Loans and the delivery of the Notes and the other Loan Documents, and shall further survive until Payment in Full. Notwithstanding the foregoing or anything herein to the contrary, any waivers or admissions made by any Credit Party in any Loan Document, any Obligations under Section 2.16 and/or Section 2.17, and any obligations that any Person may have to indemnify or compensate any Lender Party shall survive any termination of this Agreement or any other Loan Document. In addition, Articles VIII, IX and X shall survive until all of the Security Documents have been terminated. All statements and agreements contained in any certificate or other instrument delivered by any Credit Party to any Lender Party under any Loan Document shall be deemed representations and warranties by the Borrower or agreements and covenants of the Borrower under this Agreement. The representations, warranties, indemnities, and covenants made by the Credit Parties in the Loan Documents, and the rights, powers, and privileges granted to the Lender Parties in the Loan Documents, are cumulative, and, except for expressly specified waivers and consents, no Loan Document shall be construed in the context of another to diminish, nullify, or otherwise reduce the benefit to any Lender Party of any such representation, warranty, indemnity, covenant, right, power, or privilege. In particular and without limitation, no exception set out in this Agreement to any representation, warranty, indemnity, or covenant herein contained shall apply to any similar representation, warranty, indemnity, or covenant contained in any other Loan Document, and each such similar representation, warranty, indemnity, or covenant shall be subject only to those exceptions that are expressly made applicable to it by the terms of the Loan Documents.

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Section 11.3. Notices; Effectiveness; Electronic Communication.

(a) Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in subsection (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail, or sent by facsimile to the address or facsimile number, as applicable, specified for such person on the signature pages hereof or in the Lenders Schedule, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the telephone number specified for such person on the signature pages hereof or in the Lenders Schedule.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices delivered through electronic communications, to the extent provided in subsection (b) below, shall be effective as provided in said subsection (b).

(b) Electronic Communications. Notices and other communications to the Lenders and the LC Issuer hereunder may be delivered or furnished by electronic communication (including e- mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender or the LC Issuer pursuant to Article II if such Lender or the LC Issuer, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Borrower or any other Credit Party may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail, or other written acknowledgement), and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient, at its e-mail address as described in the foregoing clause (i), of notification that such notice or communication is available and identifying the website address therefor; provided that, for both clauses (i) and (ii) above, if such notice, e-mail, or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

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(c) Change of Address, Etc. Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto.

(d) Platform.

(i) The Borrower (and each Guarantor by signing its guaranty) agrees that the Administrative Agent may, but shall not be obligated to, make the Communications (as defined below) available to the LC Issuer and the Lenders by posting the Communications on Debt Domain, Intralinks, Syndtrak or a substantially similar electronic transmission system (the “Platform”).

(ii) The Platform is provided “as is” and “as available.” The Agent Parties (as defined below) do not warrant the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied, or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the Communications or the Platform. In no event shall the Administrative Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to the Borrower or the other Credit Parties, any Lender, or any other Person or entity for damages of any kind, including direct or indirect, special, incidental, or consequential damages, losses, or expenses (whether in tort, contract, or otherwise) arising out of the Borrower’s, any other Credit Party’s, the Administrative Agent’s, or any other Lender Party’s transmission of communications through the Platform. “Communications” means, collectively, any notice, demand, communication, information, document, or other material provided by or on behalf of any Credit Party pursuant to any Loan Document or the transactions contemplated therein that is distributed to the Administrative Agent, any Lender, or the LC Issuer by means of electronic communications pursuant to this section, including through the Platform.

Section 11.4. Successors and Assigns; Joint and Several Liability.

(a) Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that neither the Borrower nor any other Credit Party may assign or otherwise transfer any of its rights or obligations under any Loan Document without the prior written consent of the Administrative Agent and each Lender, and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of subsection (b) of this section, (ii) by way of participation in accordance with the provisions of subsection (d) of this section, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of subsection (e) of this section (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (d) of this section and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy, or claim under or by reason of this Agreement, and except for the foregoing Persons there are no third party beneficiaries to this Agreement.

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(b) Assignments by the Lenders. Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement and the other Loan Documents (including all or a portion of its Commitment and the Loans at the time owing to it); provided that any such assignment shall be subject to the following conditions:

(i) Minimum Amounts.

(1) in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and/or the Loans at the time owing to it or contemporaneous assignments to related Approved Funds that equal at least the amount specified in subsection (b)(i)(2) of this section in the aggregate or in the case of an assignment to a Lender, an Affiliate of a Lender, or an Approved Fund, no minimum amount need be assigned; and

(2) in any case not described in subsection (b)(i)(1) of this section, except in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $5,000,000, unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed).

(ii) Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all of the assigning Lender’s rights and obligations under this Agreement with respect to the Loan or the Commitment assigned.

(iii) Required Consents. No consent shall be required for any assignment except to the extent required by subsection (b)(i)(2) of this section and, in addition:

(1) the consent of the Borrower (such consent not to be unreasonably withheld or delayed) shall be required unless (x) an Event of Default has occurred and is continuing at the time of such assignment, or (y) such assignment is to a Lender, an Affiliate of a Lender, or an Approved Fund; provided that the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within five (5) Business Days after having received notice thereof;

122	[Credit Agreement]

(2) the consent of the Administrative Agent shall be required if such assignment is to a Person that is not a Lender with a Commitment, an Affiliate of such Lender, or an Approved Fund with respect to such Lender; and

(3) the consent of the LC Issuer shall be required for any assignment.

(iv) Assignment and Assumption. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500; provided that the Administrative Agent may, in its discretion, elect to waive such processing and recordation fee in the case of any assignment. The assignee, if it is not a Lender, shall deliver to the Administrative Agent an administrative questionnaire.

(v) No Assignment to Certain Persons. No such assignment shall be made to (1) any Credit Party or any Credit Party’s Affiliates or Subsidiaries or (2) any Defaulting Lender or any of its Subsidiaries, or any Person who, upon becoming a Lender hereunder, would constitute a Defaulting Lender or a Subsidiary thereof.

(vi) No Assignment to Natural Persons. No such assignment shall be made to a natural Person (or a holding company, investment vehicle, or trust for, or owned and operated for the primary benefit of, a natural Person).

(vii) Certain Additional Payments. In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the applicable pro rata share of the Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (A) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent, the LC Issuer, and each other Lender hereunder (and interest accrued thereon), and (B) acquire (and fund as appropriate) its full pro rata share of all of the Loans and participations in Letters of Credit in accordance with its Pro Rata Share. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable Law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

123	[Credit Agreement]

Subject to acceptance and recording thereof by the Administrative Agent pursuant to subsection (c) of this section, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of, and subject to the requirements of, Section 2.16, Section 2.17, Section 8.4, and Article IX with respect to facts and circumstances occurring prior to the effective date of such assignment; provided that except to the extent otherwise expressly agreed by the affected parties, no assignment by a Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender. Notwithstanding any provision of this Section 11.4, (i) the consent of the Borrower and its execution of an Assignment and Assumption shall not be required, and, unless requested by the Eligible Assignee and/or the assigning Lender, new Notes shall not be required to be executed and delivered by the Borrower, for any assignment that occurs at any time when any Default or Event of Default shall have occurred and be continuing and (ii) the Borrower shall not unreasonably withhold or delay in providing any consent or executing any Assignment and Assumption otherwise required under this Section 11.4. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with subsection (d) of this section.

(c) Register. The Administrative Agent, acting solely for this purpose as a non- fiduciary agent of the Borrower, shall maintain at one of its offices in the United States, a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders and the Commitments of, and principal amounts (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrower and each Lender Party shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. Any assignment of any Loan or other Obligation hereunder, whether or not evidenced by a Note, shall be effective only upon appropriate entries with respect thereto being made in the Register. In addition, the Administrative Agent shall maintain on the Register information regarding the designation, and revocation of designation, of any Lender as a Defaulting Lender. The Register shall be available for inspection by the Borrower and any Lender Party, at any reasonable time and from time to time upon reasonable prior notice.

(d) Participations. Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural person, or a holding company, investment vehicle, or trust for, or owned and operated for the primary benefit of, a natural Person, a Defaulting Lender, or any Credit Party or any Credit Party’s Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent, the LC Issuer, and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. For the avoidance of doubt, each Lender shall be responsible for the indemnity under Section 2.17(e) and Section 10.6 with respect to any payments made by such Lender to its Participant(s).

124	[Credit Agreement]

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification, or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification, or waiver described in the fifth sentence of Section 11.1(a) that affects such Participant. Subject to subsection (e) of this section, the Borrower agrees that each Participant shall be entitled to the benefits of Section 2.16 and Section 2.17 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (b) of this section; provided that such Participant shall not be entitled to receive any greater payment under Section 2.16 or Section 2.17, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation.

Each Lender that sells a participation agrees, at the Borrower’s request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 2.20 with respect to any Participant. To the extent permitted by Law, each Participant also shall be entitled to the benefits of Section 8.4 as though it were a Lender; provided that such Participant agrees to be subject to Section 10.13 as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”). The Participant Register shall be available for inspection by the Administrative Agent or the Borrower at any reasonable time and from time to time upon reasonable prior notice; provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(e) Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

125	[Credit Agreement]

(f) Joint and Several Liability. All of the Obligations that are incurred by two or more of the Credit Parties shall be their joint and several obligations and liabilities.

Section 11.5. Confidentiality. Each Lender Party agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its Related Parties (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential); (b) to the extent required or requested by any regulatory authority purporting to have jurisdiction over such Person or its Related Parties (including any self- regulatory authority, such as the National Association of Insurance Commissioners); (c) to the extent required by applicable Laws or regulations or by any subpoena or similar legal process; (d) to any other party hereto; (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder; (f) subject to an agreement containing provisions substantially the same as those of this section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights and obligations under this Agreement, or (ii) any actual or prospective party (or its Related Parties) to any swap, derivative, or other transaction under which payments are to be made by reference to the Borrower and its obligations, this Agreement, or payments hereunder; (g) on a confidential basis to (i) any rating agency in connection with rating any Credit Party or its Subsidiaries or the credit facilities provided by this Agreement, or (ii) the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to such credit facilities; (h) with the consent of the Borrower; or (i) to the extent such Information (x) becomes publicly available other than as a result of a breach of this section, or (y) becomes available to such Lender Party or any of its Affiliates on a non-confidential basis from a source other than a Credit Party. Notwithstanding the preceding provisions of this Section 11.5 to the contrary, the Administrative Agent may disclose the existence of this Agreement and information about this Agreement, as amended from time to time, to the “Gold Sheets” and other market data collectors and trade publications and in “tombstone” advertisements, such information to consist of deal terms and other information customarily found in such publications, services and advertisements.

For purposes of this section, “Information” means all of the information received from any Credit Party or any of its Subsidiaries relating to any Credit Party or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to any Lender Party on a non-confidential basis prior to disclosure by any Credit Party or any of its Subsidiaries; provided that, in the case of information received from any Credit Party or any of its Subsidiaries after the Closing Date, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

126	[Credit Agreement]

Section 11.6. Governing Law; Submission to Process. THIS AGREEMENT, EACH NOTE, AND EACH OTHER LOAN DOCUMENT, AND ALL OF THE MATTERS RELATING HERETO OR THERETO OR ARISING THEREFROM (WHETHER SOUNDING IN CONTRACT LAW, TORT LAW, OR OTHERWISE), SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF COLORADO, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES; PROVIDED THAT THE MORTGAGES SHALL BE GOVERNED BY THE LAWS ELECTED THEREIN. THE BORROWER AND EACH OTHER CREDIT PARTY HEREBY CONSENT TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF DENVER, STATE OF COLORADO, AND IRREVOCABLY AGREE THAT, SUBJECT TO THE ADMINISTRATIVE AGENT’S ELECTION, ALL OF THE ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS SHALL BE LITIGATED IN SUCH COURTS. THE BORROWER AND EACH OTHER CREDIT PARTY EXPRESSLY SUBMIT AND CONSENT TO THE JURISDICTION OF THE AFORESAID COURTS AND WAIVE ANY DEFENSE OF FORUM NONCONVENIENS. THE BORROWER AND EACH OTHER CREDIT PARTY HEREBY WAIVE PERSONAL SERVICE OF ANY AND ALL PROCESS AND AGREE THAT ALL SUCH SERVICE OF PROCESS MAY BE MADE UPON THE BORROWER OR SUCH OTHER CREDIT PARTY BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, ADDRESSED TO THE BORROWER OR SUCH OTHER CREDIT PARTY AT THE ADDRESS SET FORTH IN THIS AGREEMENT AND SERVICE SO MADE SHALL BE COMPLETE TEN (10) DAYS AFTER THE SAME HAS BEEN POSTED.

Section 11.7. Limitation on Interest. The Lender Parties, the Credit Parties, and any other parties to the Loan Documents intend to contract in strict compliance with applicable usury Law from time to time in effect. In furtherance thereof, such Persons stipulate and agree that none of the terms and provisions contained in the Loan Documents shall ever be construed to create a contract to pay, for the use, forbearance, or detention of money, interest in excess of the maximum amount of interest permitted to be charged by applicable Law from time to time in effect. Neither any Credit Party nor any present or future guarantors, endorsers, or other Persons hereafter becoming liable for payment of any Obligation shall ever be liable for unearned interest thereon or shall ever be required to pay interest thereon in excess of the maximum amount that may be lawfully contracted for, charged, or received under applicable Law from time to time in effect, and the provisions of this section shall control over all other provisions of the Loan Documents that may be in conflict or apparent conflict herewith. The Lender Parties expressly disavow any intention to contract for, charge, or collect excessive unearned interest or finance charges in the event the maturity of any Obligation is accelerated. If (a) the maturity of any Obligation is accelerated for any reason, (b) any Obligation is prepaid and as a result any amounts held to constitute interest are determined to be in excess of the legal maximum, or (c) any Lender or any other holder of any or all of the Obligations shall otherwise collect moneys that are determined to constitute interest that would otherwise increase the interest on any or all of the Obligations to an amount in excess of that permitted to be charged by applicable Law then in effect, then all sums determined to constitute interest in excess of such legal limit shall, without penalty, be promptly applied to reduce the then outstanding principal of the related Obligations or, at such Lender’s or holder’s option, promptly returned to the Borrower or the other payor thereof upon such determination. In determining whether or not the interest paid or payable, under any specific circumstance, exceeds the maximum amount permitted under applicable Law, the Lender Parties and the Credit Parties (and any other payors thereof) shall to the greatest extent permitted under applicable Law, (i) characterize any non-principal payment as an expense, fee, or premium rather than as interest, (ii) exclude voluntary prepayments and the effects thereof, and (iii) amortize, prorate, allocate, and spread the total amount of interest throughout the entire contemplated term of the instruments evidencing the Obligations in accordance with the amounts outstanding from time to time thereunder and the maximum legal rate of interest from time to time in effect under applicable Law in order to lawfully contract for, charge, or receive the maximum amount of interest permitted under applicable Law. As used in this section, the term “applicable Law” means the Laws of the State of Colorado or the Laws of the United States, whichever Laws allow the greater interest, as such Laws now exist or may be changed or amended or come into effect in the future.

127	[Credit Agreement]

Section 11.8. Severability. If any term or provision of any Loan Document shall be determined to be illegal or unenforceable, then all of the other terms and provisions of the Loan Documents shall nevertheless remain effective and shall be enforced to the fullest extent permitted by applicable Law. Without limiting the foregoing provisions of this Section 11.8, if and to the extent that the enforceability of any provisions in this Agreement relating to Defaulting Lenders shall be limited by Debtor Relief Laws, as determined in good faith by the Administrative Agent or the LC Issuer, as applicable, then such provisions shall be deemed to be in effect only to the extent not so limited.

Section 11.9. Counterparts; Integration; Effectiveness; Electronic Execution.

(a) This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents, and any separate letter agreements with respect to fees payable to the Administrative Agent, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 7.1, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or in electronic (e.g., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Agreement.

(b) The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity, or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

128	[Credit Agreement]

Section 11.10. Waiver of Jury Trial, Punitive Damages, Etc. EACH CREDIT PARTY AND LENDER PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THE LOAN DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED THEREBY AND AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY. EACH CREDIT PARTY AND LENDER PARTY ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS, AND THAT EACH WILL CONTINUE TO RELY ON THIS WAIVER IN THEIR RELATED FUTURE DEALINGS. EACH CREDIT PARTY AND LENDER PARTY WARRANTS AND REPRESENTS THAT EACH HAS HAD THE OPPORTUNITY OF REVIEWING THIS JURY WAIVER WITH LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. EACH CREDIT PARTY AND LENDER PARTY HEREBY WAIVES ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY SUCH LEGAL PROCEEDING ANY “SPECIAL DAMAGES,” AS DEFINED BELOW. EACH CREDIT PARTY AND LENDER PARTY (X) CERTIFIES THAT NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (Y) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION. AS USED IN THIS SECTION, “SPECIAL DAMAGES” INCLUDES ALL SPECIAL, CONSEQUENTIAL, EXEMPLARY, OR PUNITIVE DAMAGES (REGARDLESS OF HOW NAMED), BUT DOES NOT INCLUDE ANY PAYMENTS OR FUNDS WHICH ANY PARTY HERETO HAS EXPRESSLY PROMISED TO PAY OR DELIVER TO ANY OTHER PARTY HERETO.

Section 11.11. No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated by this Agreement, each Credit Party acknowledges and agrees, and acknowledges its Affiliates’ understanding, that: (a) the credit facilities provided for hereunder and any related services in connection therewith (including in connection with any amendment, waiver, or other modification hereof or of any other Loan Document) are an arm’s-length commercial transaction between each Credit Party and its Affiliates, on the one hand, and the Lender Parties, on the other hand, and each Credit Party is capable of evaluating and understanding and understands and accepts the terms, risks, and conditions of the transactions contemplated hereby and by the other Loan Documents (including any amendment, waiver, or other modification hereof or thereof); (b) in connection with the process leading to such transaction, each Lender Party is and has been acting solely as a principal and is not the financial advisor, agent, or fiduciary for any Credit Party or any of its Affiliates, stockholders, creditors, or employees or any other Person; (c) no Lender Party has assumed nor will assume an advisory, agency, or fiduciary responsibility in favor any Credit Party with respect to any of the transactions contemplated hereby or the process leading thereto, including with respect to any amendment, waiver, or other modification hereof or of any other Loan Document (irrespective of whether such Lender Party has advised or is currently advising any Credit Party or any of its Affiliates on other matters) and no Lender Party has any obligation to any Credit Party or any of its Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; (d) each Lender Party and its Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Credit Parties and their Affiliates, and the Lender Parties have no obligation to disclose any of such interests by virtue of any advisory, agency, or fiduciary relationship; and (e) the Lender Parties will not provide any legal, accounting, regulatory, or tax advice with respect to any of the transactions contemplated hereby (including any amendment, waiver, or other modification hereof or of any other Loan Document) and each Credit Party has consulted its own legal, accounting, regulatory, and tax advisors to the extent it has deemed appropriate. Each of the Credit Parties hereby waives and releases, to the fullest extent permitted by Law, any claims that it may have against any Lender Party with respect to any breach or alleged breach of agency or fiduciary duty.

129	[Credit Agreement]

Section 11.12. USA PATRIOT Act Notice. Each Lender that is subject to the Patriot Act and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies each Credit Party that, pursuant to the requirements of the Patriot Act, it is required to obtain, verify, and record information that identifies each Credit Party, which information includes the name and address of each Credit Party and other information that will allow such Lender or the Administrative Agent, as applicable, to identify each Credit Party in accordance with the Patriot Act.

Section 11.13. Acknowledgement and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement, or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.

Section 11.14. Acknowledgement Regarding Any Supported QFCs. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Swap Agreements or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

130	[Credit Agreement]

In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation, and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

Section 11.15. Amendment and Restatement. The parties hereto agree that this Agreement is a restatement of, an extension of, and amendment to the Original Credit Agreement, and that from and after the Closing Date, the terms of the Original Credit Agreement shall be superseded by the terms of this Agreement. This Agreement does not in any way constitute a novation of the Original Credit Agreement, but is an amendment and restatement of the same. It is understood and agreed that: (a) the Obligations (under and as defined in the Original Credit Agreement) of the Borrower under the Original Credit Agreement shall be deemed to be Obligations of the Borrower outstanding under this Agreement and (b) the Liens securing the Secured Obligations (under and as defined in the Original Credit Agreement) and the rights, duties, liabilities, and obligations of the Credit Parties under the existing Loan Documents (as defined in the Original Credit Agreement) shall not be extinguished but shall be carried forward and shall secure the Secured Obligations as amended, renewed, extended, and restated by this Agreement.

[Remainder of page intentionally left blank.]

131	[Credit Agreement]

IN WITNESS WHEREOF, this Agreement is executed and delivered as of the date first written above.

BNK PETROLEUM (US) INC.,
as Borrower

By:	/s/ Wolf E. Regener
Name:	Wolf E. Regener
Title:	President

Address:
3623 Old Conejo Road, Suite 207
Newbury Park, California 91320
Attention: Wolf E. Regener

Telephone: (805) 484-3613
Fax: (805) 484-9649

Signature Page to Credit Agreement

BOKF, NA,
as Administrative Agent, LC Issuer, and a Lender

By:	/s/ Sonja Bruce
Name:	Sonja Bruce
Title:	Senior Vice President

Address:
1600 Broadway, Suite 1800
Denver, Colorado 80202
Attention: Sonja Bruce

Telephone: (303) 864-7354
Fax: (303) 864-7349

Signature Page to Credit Agreement

SCHEDULE 1

LENDERS SCHEDULE

	Pro Rata Share	Commitment Amount
Lending Office:

BOKF, NA	100.000000000%	$75,000,000.00
1600 Broadway, Suite 1800 Denver, Colorado 80202
Telephone: (303) 864-7347
Fax: (303) 864-7349

Total:	100.000000000%	$75,000,000.00

Schedule 1 to Credit Agreement

SCHEDULE 2

DISCLOSURE SCHEDULE

To supplement the following sections of this Agreement of which this Schedule is a part, the Borrower hereby makes the following disclosures:

Section 1.1 Permitted Investments:

None.

Section 3.7 Other Obligations and Restrictions:

None.

Section 3.9 Litigation; Adverse Circumstances:

None.

Section 3.10 ERISA Plans and Liabilities:

None.

Section 3.12 Names and Places of Business:

None.

Section 3.13 Subsidiaries:

None.

Section 3.19 Marketing Arrangements:

1. Gas Gathering Agreement dated as of April 1, 2013, by and between BNK Petroleum (US) Inc. and XTO Energy Inc. as amended by First Amended Gas Gathering Agreement dated as of April 1, 2013, by and between BNK Petroleum (US) Inc. and XTO Energy Inc.

2. Letter Agreement dated effective as of September 1, 2016, by and between BNK Petroleum (US) Inc. and EnerWest Trading Co., L.C.

Section 3.20 Right to Receive Payment for Future Production:

None.

Schedule 2 to Credit Agreement

Section 3.23 Swap Agreements:

Type	Counterparty	Commodity	Effective Date	Termination Date	Total Volume Hedged (BBLS/MMBTU)	Price ($/BBL or $/MMBTU)	Estimated Mark to Market Value as of April 30, 2022
Swap	BOK	Oil – WTI	4/1/2022	9/30/2022	36,000	$55.92	$(1,596,122)
Swap	BOK	Oil – WTI	4/1/2022	9/30/2022	24,000	$56.70	$(1,045,419)
Swap	BOK	Oil – WTI	5/1/2022	12/31/2022	16,000	$102.05	$73,258
Swap	BOK	Oil – WTI	10/1/2022	12/31/2022	30,000	$57.05	$(1,061,238)
Swap	BOK	Oil – WTI	1/1/2023	5/31/2023	45,000	$56.02	$(1,391,287)
Swap	BOK	Oil – WTI	6/1/2023	12/31/2023	63,000	$64.90	$(1,052,226)
Swap	BOK	Oil – WTI	1/1/2024	5/31/2024	40,000	$62.77	$(579,173)

Schedule 2 to Credit Agreement

SCHEDULE 3

SECURITY SCHEDULE

1. Amended and Restated Security Agreement dated as of the Closing Date, by BNK Petroleum (US) Inc., as a Grantor, and each other Grantor party thereto from time to time, in favor of BOKF, NA, as Secured Party.

2. Amended and Restated Pledge Agreement dated as of the Closing Date, by Kolibri Global Energy Inc., as a Grantor, in favor of BOKF, NA, as Secured Party.

3. Amended and Restated Pledge Agreement dated as of the Closing Date, by BNK Petroleum Holding Inc., as a Grantor, in favor of BOKF, NA, as Secured Party.

4. Amended and Restated Mortgage, Assignment, Security Agreement, Fixture Filing and Financing Statement dated as of the Closing Date, from BNK Petroleum (US) Inc. to BOKF, NA, as Administrative Agent.

5. Amended and Restated Guaranty dated as of the Closing Date, by BNK Petroleum Holding Inc. and Kolibri Global Energy Inc., each as a Guarantor, and each other Guarantor party thereto from time to time, in favor of BOKF, NA, as Administrative Agent.

6. Deposit Account Control Agreement dated as of June 13, 2017, by and among BNK Petroleum (US) Inc., as Debtor, BOKF, NA, as Secured Party, and ZB, NA dba Vectra Bank Colorado, as Bank.

7. UCC-1 Financing Statements relating to the above-described Security Documents.

Schedule 3 to Credit Agreement

EXHIBIT A

NOTE

Denver, Colorado	[ ]

FOR VALUE RECEIVED, the undersigned, BNK PETROLEUM (US) INC., a Texas corporation (the “Borrower”), hereby promises to pay to [                    ] or its registered assigns (the “Lender”) the principal sum equal to the Lender’s Commitment under the Credit Agreement (as hereinafter defined), or, if greater or less, the aggregate unpaid principal amount of the Loans made by the Lender to the Borrower pursuant to the terms of the Credit Agreement, together with interest on the unpaid principal balance thereof as set forth in the Credit Agreement, both principal and interest payable as herein provided in lawful money of the United States of America at the offices of the Administrative Agent under the Credit Agreement, or at such other place as from time to time may be designated by the holder of this Note.

This Note (a) is issued and delivered under that certain Amended and Restated Credit Agreement dated as of May 19, 2022, by and among the Borrower, BOKF, NA, as Administrative Agent and LC Issuer, and the lenders (including the Lender) from time to time party thereto (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time, the “Credit Agreement”), and is a “Note” as defined therein, (b) is subject to the terms and provisions of the Credit Agreement, which contains provisions for payments and prepayments hereunder and acceleration of the maturity hereof upon the happening of certain stated events, and (c) is secured by and entitled to the benefits of certain Security Documents (as identified and defined in the Credit Agreement). Payments on this Note shall be made and applied as provided in the Credit Agreement. Reference is hereby made to the Credit Agreement for a description of certain rights, limitations of rights, obligations, and duties of the parties hereto and for the meanings assigned to capitalized terms used and not defined herein and to the Security Documents for a description of the nature and extent of the security thereby provided and the rights of the parties thereto.

The principal amount of this Note, together with all of the interest accrued hereon, shall be due and payable in full on the Maturity Date.

Notwithstanding the foregoing paragraph and all of the other provisions of this Note, in no event shall the interest payable hereon, whether before or after maturity, exceed the maximum interest that, under applicable Law, may be contracted for, charged, or received on this Note, and this Note is expressly made subject to the provisions of the Credit Agreement that more fully set out the limitations on how interest accrues hereon.

If this Note is placed in the hands of an attorney for collection after default, or if all or any part of the indebtedness represented hereby is proved, established, or collected in any court or in any bankruptcy, receivership, debtor relief, probate, or other court proceedings, the Borrower and all of the endorsers, sureties, and guarantors of this Note jointly and severally agree to pay reasonable attorneys’ fees and collection costs to the holder hereof in addition to the principal and interest payable hereunder.

[Credit Agreement]

The Borrower and all of the endorsers, sureties, and guarantors of this Note hereby severally waive demand, presentment, notice of demand and of dishonor and nonpayment of this Note, protest, notice of protest, notice of intention to accelerate the maturity of this Note, declaration or notice of acceleration of the maturity of this Note, diligence in collecting, the bringing of any suit against any party and any notice of or defense on account of any extensions, renewals, partial payments, or changes in any manner of or in this Note or in any of its terms, provisions, and covenants, or any releases or substitutions of any security, or any delay, indulgence, or other act of any trustee or any holder hereof, whether before or after maturity.

This Note and the rights and duties of the parties hereto shall be governed by the Laws of the State of Colorado (without regard to principles of conflicts of law), except to the extent the same are governed by applicable federal Law.

[Remainder of page intentionally left blank.]

[Credit Agreement]

Exhibit A – Page 2	[Credit Agreement]

IN WITNESS WHEREOF, the Borrower has caused this Note to be executed and delivered as of the date first set forth above.

BNK PETROLEUM (US) INC.

By:
Name:
Title:

Exhibit A – Page 3	[Credit Agreement]

EXHIBIT B-1

BORROWING NOTICE

Reference is made to that certain Amended and Restated Credit Agreement dated as of May 19, 2022 (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time, the “Credit Agreement”), by and among BNK PETROLEUM (US) INC., a Texas corporation (the “Borrower”), BOKF, NA, as Administrative Agent and LC Issuer, and the Lenders from time to time party thereto. Terms that are defined in the Credit Agreement and that are used but not defined herein have the meanings given to them in the Credit Agreement. In accordance with Section 2.2 of the Credit Agreement, the Borrower hereby requests a Borrowing of new Loans as follows:

Aggregate amount of Borrowing:	$	______________
Type of Loans in Borrowing:		______________
Date on which Loans are to be advanced:[1]		______________
Length of Interest Period for SOFR Loans, if applicable:		________months
If being combined with existing Loans, see the attached Continuation/Conversion Notice.

To induce the Lenders to make such Loans, the Borrower hereby represents, warrants, acknowledges, and agrees to and with the Administrative Agent and each Lender that:

(a) The undersigned is a duly elected or appointed, qualified, and acting Responsible Officer of the Borrower having all necessary authority to act for the Borrower in making the request herein contained.

(b) All of the representations and warranties made by any Credit Party in any Loan Document are true and correct in all respects on and as of the date hereof as if such representations and warranties had been made as of the date hereof, except to the extent that such representation or warranty was made as of a specific date, in which case such representation or warranty is true and correct in all respects as of such specific date, and except that the representations and warranties contained in Section 3.6(a) of the Credit Agreement shall be deemed to refer to the most recent financial statements furnished pursuant to Section 4.2(a) and Section 4.2(b) of the Credit Agreement.

(c) No Default exists as of the date hereof, and no Default will exist immediately after the making of the Loans requested hereby.

(d) No development or event has occurred that has caused or could reasonably be expected to cause a Material Adverse Change since the date of the most recently delivered financial statements pursuant to Section 4.2(a) of the Credit Agreement (or, until the initial delivery of such financial statements, since December 31, 2021).

1 This date must be a Business Day.

Exhibit B-1 – Page 1	[Credit Agreement]

(e) Except to the extent waived in writing as provided in Section 11.1(a) of the Credit Agreement, the Borrower has performed and complied with all of the agreements and conditions in the Credit Agreement required to be performed or complied with by the Borrower on or prior to the date hereof, and each of the conditions precedent to the making of Loans contained in the Credit Agreement remains satisfied.

(f) The Facility Usage, immediately after the making of the Loans requested hereby, will not be in excess of the lesser of (i) the Borrowing Base or (ii) the Aggregate Commitment in effect on the date requested for the making of such Loans.

(g) If the principal amount of such Borrowing plus the aggregate amount of cash and Cash Equivalents of the Restricted Persons at the time of such Borrowing (before giving effect thereto) would result in the Restricted Persons having any Excess Cash, then (x) all or a portion of the proceeds of the Borrowing will be used on the date of such Borrowing and (y) after giving effect to such use of proceeds, the Restricted Persons will not have any Excess Cash. Attached hereto as Schedule 1 is a true and correct calculation of pro forma Excess Cash immediately after giving effect to the Borrowing requested hereby (and any application of the proceeds thereof on the date of such Borrowing).

(h) The Loan Documents have not been modified, amended, or supplemented by any unwritten representations or promises, by any course of dealing, or by any other means not provided for in Section 11.1(a) of the Credit Agreement. The Credit Agreement and the other Loan Documents are hereby ratified, approved, and confirmed in all respects.

[Remainder of page intentionally left blank.]

Exhibit B-1 – Page 2	[Credit Agreement]

The Responsible Officer of the Borrower signing this instrument hereby certifies that, to the best of his knowledge after due inquiry, the above representations, warranties, acknowledgments, and agreements of the Borrower are true, correct, and complete.

IN WITNESS WHEREOF, this instrument is executed and delivered as of  __________, 20 __.

BNK PETROLEUM (US) INC.

By:
Name:
Title:

Exhibit B-1 – Page 3	[Credit Agreement]

SCHEDULE 1

TO

BORROWING NOTICE

CALCULATION OF PRO FORMA EXCESS CASH

1.		Aggregate amount of cash and Cash Equivalents of the Restricted Persons immediately before giving effect to the Borrowing requested hereby:	$

2.		Aggregate amount of the requested Borrowing:	$

3.		Pro forma aggregate amount of cash and Cash Equivalents of the Restricted Persons immediately after giving effect to the Borrowing requested hereby (the sum of items 1 and 2 above, net of any application of the proceeds of such Borrowing on the date of such Borrowing):	$

	4.	Excess Cash Threshold:	$	[2]

5.	Aggregate amount of cash set aside to pay in the ordinary course of business amounts, including capital expenditures and royalty obligations, of the Restricted Persons then due and owing to unaffiliated third parties and for which the Restricted Persons have issued checks or have initiated wires or ACH transfers in order to pay such amounts (or will, within sixty
		(60) days, issue checks or initiate wires or ACH transfers in order to pay such amounts):	$

	6.	Aggregate amount of cash constituting purchase price deposits held in escrow by or on behalf of any unaffiliated third party pursuant to a binding and enforceable purchase and sale agreement with such unaffiliated third party containing customary provisions regarding the payment and refunding of such deposits:	$

	7.	Aggregate amount of cash to be used by any Restricted Person within sixty (60) days to pay the purchase price for property to be acquired by such Restricted Person pursuant to a binding and enforceable purchase and sale agreement with an unaffiliated third party containing customary provisions regarding the payment of such purchase price:	$

8.		Excess Cash (any positive remainder of (A) item 3 above, minus (B) the sum of items 4 through 7 above):	$	[3]

9.		Excess Cash immediately after giving effect to the Borrowing requested hereby:		Y (or) N

2 NTD: Items 5 through 7 are not required to be calculated if the sum of items 1 and 2 does not exceed the Excess Cash Threshold.

3 NTD: This amount must be $0.

Exhibit B-1 – Page 4	[Credit Agreement]

EXHIBIT B-2

CONTINUATION/CONVERSION NOTICE

Reference is made to that certain Amended and Restated Credit Agreement dated as of May 19, 2022 (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time, the “Credit Agreement”), by and among BNK PETROLEUM (US) INC., a Texas corporation (the “Borrower”), BOKF, NA, as Administrative Agent and LC Issuer, and the Lenders from time to time party thereto. Terms that are defined in the Credit Agreement and that are used but not defined herein have the meanings given to them in the Credit Agreement. In accordance with Section 2.3 of the Credit Agreement, the Borrower hereby requests a Continuation or Conversion of existing Loans into a new Borrowing as follows:

Existing Borrowing(s) to be Continued or Converted:
$ __________ of SOFR Loans with Interest Period ending __________.
$ __________of Base Rate Loans.
If being combined with new Loans, see the attached Borrowing Notice.
Aggregate amount of Borrowing:	$	______________
Type of Loans in Borrowing:		______________
Date of Continuation or Conversion:[4]		______________
Length of Interest Period for SOFR Loans, if applicable:		________months

To satisfy the conditions set forth in the Credit Agreement for such Continuation or Conversion, the Borrower hereby represents, warrants, acknowledges, and agrees to and with the Administrative Agent and each Lender that:

(a) The undersigned is a duly elected or appointed, qualified, and acting Responsible Officer of the Borrower having all necessary authority to act for the Borrower in making the request herein contained.

(b) No Default or Borrowing Base Deficiency exists as of the date hereof.

(c) The Loan Documents have not been modified, amended, or supplemented by any unwritten representations or promises, by any course of dealing, or by any other means not provided for in Section 11.1(a) of the Credit Agreement. The Credit Agreement and the other Loan Documents are hereby ratified, approved, and confirmed in all respects.

[Remainder of page intentionally left blank.]

4 This date must be a Business Day.

Exhibit B-2 – Page 1	[Credit Agreement]

The Responsible Officer of the Borrower signing this instrument hereby certifies that, to the best of his knowledge after due inquiry, the above representations, warranties, acknowledgments, and agreements of the Borrower are true, correct, and complete.

IN WITNESS WHEREOF, this instrument is executed and delivered as of __________ , 20 __.

BNK PETROLEUM (US) INC.

By:
Name:
Title:

Exhibit B-2 – Page 2	[Credit Agreement]

EXHIBIT C

COMPLIANCE CERTIFICATE

Reference is made to that certain Amended and Restated Credit Agreement dated as of May 19, 2022 (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time, the “Credit Agreement”), by and among BNK PETROLEUM (US) INC., a Texas corporation (the “Borrower”), BOKF, NA, as Administrative Agent and LC Issuer, and the Lenders from time to time party thereto, which Credit Agreement is in full force and effect on the date hereof. Terms that are defined in the Credit Agreement and that are used but not defined herein have the meanings given to them in the Credit Agreement.

This Compliance Certificate is furnished pursuant to Section 4.2(c) of the Credit Agreement. Together herewith the Borrower is furnishing the Parent’s (and, as applicable, the Borrower’s) *[audited/unaudited] financial statements (the “Financial Statements”) as of ___________. The undersigned Responsible Officer of each of the Parent and the Borrower hereby certifies to the Lender Parties that:

(a) The Financial Statements, which are being delivered with this Compliance Certificate in accordance with Section 4.2 of the Credit Agreement, (i) fairly present in all material respects the results of operations and consolidated financial condition of the Parent and the Borrower as of the dates and the accounting period covered by the Financial Statements (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments and the absence of footnotes) and (ii) satisfy the requirements of the Credit Agreement.

(b) I have reviewed the terms of the Loan Documents and have made, or caused to be made under my supervision, a review in reasonable detail of the transactions and conditions of the Credit Parties during the accounting period covered by the Financial Statements. Such review has not disclosed the existence during or at the end of such accounting period, and I have no knowledge of the existence as of the date hereof, of any condition or event that constitutes a Default or an Event of Default, except as set forth in Schedule 1 hereto, which includes a description of the nature and period of existence of such Default or Event of Default and what action the Borrower has taken, is undertaking, and proposes to take with respect thereto.

(c) The Borrower was in compliance with Section 2.7(c) of the Credit Agreement at the end of the most recent Excess Cash Test Day, as demonstrated by the calculation of Excess Cash below.

[__________]5

(d) The Borrower is in compliance with the covenants contained in Article VI of the Credit Agreement, as demonstrated by the calculation of such covenants below, except as set forth below.

[__________]6

[Remainder of page intentionally left blank.]

5 NTD: Insert covenant calculations.

6 NTD: Insert covenant calculations.

Exhibit C – Page 1	[Credit Agreement]

IN WITNESS WHEREOF, the undersigned Responsible Officer of the Borrower has executed and delivered this Compliance Certificate this ____ day of ___________, ____.

KOLIBRI GLOBAL ENERGY INC.

By:
Name:
Title:

BNK PETROLEUM (US) INC.

By:
Name:
Title:

Exhibit C – Page 2	[Credit Agreement]

SCHEDULE 1 TO EXHIBIT C

Description of Defaults

[__________].

Exhibit C – Page 4	[Credit Agreement]

EXHIBIT D

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (this “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [the][each]7 Assignor identified in item 1 below ([the][each, an] “Assignor”) and [the][each]8 Assignee identified in item 2 below ([the][each, an] “Assignee”). [It is understood and agreed that the rights and obligations of [the Assignors][the Assignees]9 hereunder are several and not joint.]10 Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by [the][each] Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, [the][each] Assignor hereby irrevocably sells and assigns to [the Assignee][the respective Assignees], and [the][each] Assignee hereby irrevocably purchases and assumes from [the Assignor][the respective Assignors], subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below, (i) all of [the Assignor’s][the respective Assignors’] rights and obligations in [its capacity as a Lender][their respective capacities as Lenders] under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of [the Assignor][the respective Assignors] under the respective facilities identified below (including without limitation any letters of credit, guarantees, and swingline loans included in such facilities), and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of [the Assignor (in its capacity as a Lender)][the respective Assignors (in their respective capacities as Lenders)] against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned by [the][any] Assignor to [the][any] Assignee pursuant to clauses (i) and (ii) above being referred to herein collectively as [the][an] “Assigned Interest”). Each such sale and assignment is without recourse to [the][any] Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by [the][any] Assignor.

7 For bracketed language here and elsewhere in this form relating to the Assignor(s), if the assignment is from a single Assignor, choose the first bracketed language. If the assignment is from multiple Assignors, choose the second bracketed language.

8 For bracketed language here and elsewhere in this form relating to the Assignee(s), if the assignment is to a single Assignee, choose the first bracketed language. If the assignment is to multiple Assignees, choose the second bracketed language.

9 Select as appropriate.

10 Include bracketed language if there are either multiple Assignors or multiple Assignees.

Exhibit D – Page 1	[Credit Agreement]

1. Assignor[s]:  _______________________________

[Assignor [is] [is not] a Defaulting Lender]

2. Assignee[s]: _______________________________

[for each Assignee, indicate [Affiliate][Approved Fund] of [identify Lender]]

3. Borrower: BNK PETROLEUM (US) INC., a Texas corporation.

4. Administrative Agent: BOKF, NA, as administrative agent under the Credit Agreement.

5. Credit Agreement: Amended and Restated Credit Agreement dated as of May 19, 2022, by and among BNK PETROLEUM (US) INC., a Texas corporation, the Lenders from time to time party thereto, and BOKF, NA, as Administrative Agent and LC Issuer.

6. Assigned Interest[s]:

Assignor[s][11]	Assignee[s][12]	Aggregate Amount of Commitment / Loans for all Lenders[13]	Amount of Commitment / Loans Assigned	Percentage Assigned of Commitment / Loans[14]
		$	$	%
		$	$	%
		$	$	%

[7. Trade Date:______________________ ]15

[Remainder of page intentionally left blank.]

11 List each Assignor, as appropriate.

12 List each Assignee, as appropriate.

13 Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

14 Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

15 To be completed if the Assignor(s) and the Assignee(s) intend that the minimum assignment amount is to be determined as of the Trade Date.

Exhibit D – Page 2	[Credit Agreement]

Effective Date: ___________________, 20__ [TO BE INSERTED BY THE ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR:
[NAME OF ASSIGNOR]

By:
Name:
Title:

ASSIGNEE:
[NAME OF ASSIGNEE]

By:
Name:
Title:

[Consented to and]16 Accepted:

BOKF, NA, as

Administrative Agent

By:
Name:
Title:

[Consented to]17:

By:
Name:
Title:

16 To be added only if the consent of the Administrative Agent is required by the terms of the Credit Agreement.

17 To be added only if the consent of the Borrower and/or other parties (e.g., the LC Issuer) is required by the terms of the Credit Agreement.

Exhibit D – Page 3	[Credit Agreement]

ANNEX 1 to Assignment and Assumption

BNK PETROLEUM (US) INC.

STANDARD TERMS AND CONDITIONS

FOR ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1. Assignor[s]. [The][Each] Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of [the][the relevant] Assigned Interest, (ii) [the][such] Assigned Interest is free and clear of any lien, encumbrance or other adverse claim, (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and (iv) it is [not] a Defaulting Lender; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document, or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2. Assignee[s]. [The][Each] Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all the requirements of an Eligible Assignee under the Credit Agreement (subject to receipt of such consents, if any, as may be required under the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of [the][the relevant] Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it is sophisticated with respect to decisions to acquire assets of the type represented by the Assigned Interest and either it, or the Person exercising discretion in making its decision to acquire the Assigned Interest, is experienced in acquiring assets of such type, (v) it has received a copy of the Credit Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 4.2 thereof, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, (vi) it has, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, and (vii) if it is a Foreign Lender, attached to this Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by [the][such] Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, [the][any] Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations that by the terms of the Loan Documents are required to be performed by it as a Lender.

Exhibit D – Page 4	[Credit Agreement]

2. Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of [the][each] Assigned Interest (including payments of principal, interest, fees and other amounts) to [the][the relevant] Assignor for amounts that have accrued to but excluding the Effective Date and to [the][the relevant] Assignee for amounts that have accrued from and after the Effective Date. Notwithstanding the foregoing, the Administrative Agent shall make all payments of interest, fees or other amounts paid or payable in kind from and after the Effective Date to [the][the relevant] Assignee.

3. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the laws of the State of Colorado.

Exhibit D – Page 5	[Credit Agreement]